Exhibit 99.1

Brookfield Renewable

Partners L.P.
2017 ANNUAL REPORT

our operations

We invest in renewable assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Our portfolio of assets has approximately 16,400 megawatts (“MW”) of capacity and annualized long-term average (“LTA”) generation of approximately 50,100 gigawatt hours (“GWh”), in addition to a development pipeline of approximately 7,000 MW, making us one of the largest pure-play public renewable companies in the world. We leverage our extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. The table below outlines our portfolio as at December 31, 2017:

					Storage
	River		Capacity	LTA(1)	Capacity
	Systems	Facilities	(MW)	(GWh)	(GWh)
Hydroelectric
North America(2)
United States	30	136	2,886	11,982	2,523
Canada	19	33	1,361	5,177	1,261
	49	169	4,247	17,159	3,784
Colombia(3)	6	6	2,732	14,476	3,703
Brazil(4)	26	42	899	4,647	-
	81	217	7,878	36,282	7,487
Wind(5)
United States	-	24	1,888	6,426	-
Canada	-	4	484	1,435	-
	-	28	2,372	7,861	-
Europe	-	23	513	1,313	-
Brazil	-	19	457	1,777	-
Other	-	6	250	412	-
	-	76	3,592	11,363	-

Solar(6)	-	537	1,511	2,492	-

Storage(7)	2	4	2,698	-	5,220

Other(8)	-	7	690	-	-
	83	841	16,369	50,137	12,707

(1)            LTA is calculated on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date. See “Part 4 – Financial Performance Review on Proportionate Information”  for an explanation on the Solar and Storage segment introduced this year, why we do not consider long-term average generation for our Storage and Other facilities, and explanation on the calculation and relevance of proportionate information.

(2)            North America hydroelectric LTA is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years.

(3)            Colombia hydroelectric LTA is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. Colombia includes generation from both hydroelectric and Co-gen facilities.

(4)            Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers.

(5)            Wind LTA is the expected average level of generation based on the results based on simulated historical wind speed data performed over a period of typically 10 years.

(6)            Solar LTA is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.

(7)            Includes pumped storage in North America (600 MW) and Europe (2,088 MW) and battery storage in North America (10 MW).

(8)            Includes four biomass facilities in Brazil (175 MW), one Co-gen plant in Colombia (300 MW), and two Co-gen plants in North America (215 MW).

The following table presents the annualized long-term average generation of our portfolio as at December 31, 2017 on a consolidated and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America(2)
United States	3,404	3,474	2,178	2,926	11,982
Canada	1,228	1,508	1,223	1,218	5,177
	4,632	4,982	3,401	4,144	17,159
Colombia(3)	3,508	3,509	3,571	3,888	14,476
Brazil(4)	1,147	1,159	1,170	1,171	4,647
	9,287	9,650	8,142	9,203	36,282
Wind(5)
North America
United States	1,738	1,728	1,288	1,672	6,426
Canada	400	345	273	417	1,435
	2,138	2,073	1,561	2,089	7,861
Europe	393	283	252	385	1,313
Brazil	334	393	588	462	1,777
Other	113	117	75	107	412
	2,978	2,866	2,476	3,043	11,363
Solar(6)	521	720	747	504	2,492
Total	12,786	13,236	11,365	12,750	50,137

(1)            LTA is calculated on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(2)            North America hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years.

(3)            Colombia hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 20 years. Colombia includes generation from both hydroelectric and Co-gen facilities.

(4)            Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers.

(5)            Wind LTA is the expected average level of generation, as obtained from the results based on simulated historical wind speed data performed over a period of typically 10 years.

(6)            Solar LTA is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.

The following table presents the annualized long-term average generation of our portfolio as at December 31, 2017 on a proportionate  and quarterly basis:
GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America(2)
United States	2,225	2,361	1,470	1,953	8,009
Canada	1,214	1,461	1,184	1,192	5,051
	3,439	3,822	2,654	3,145	13,060
Colombia(3)	844	844	859	935	3,482
Brazil(4)	958	968	978	978	3,882
	5,241	5,634	4,491	5,058	20,424
Wind(5)
North America
United States	361	416	300	337	1,414
Canada	336	300	243	355	1,234
	697	716	543	692	2,648
Europe	155	112	100	153	520
Brazil	111	132	203	163	609
Other	35	36	23	33	127
	998	996	869	1,041	3,904
Solar(6)	94	130	142	91	457
Total	6,333	6,760	5,502	6,190	24,785

(1)            LTA is calculated on a proportionate and an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(2)            North America hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years.

(3)            Colombia hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 20 years. Colombia includes generation from both hydroelectric and Co-gen facilities.

(4)            Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers.

(5)            Wind LTA is the expected average level of generation, as obtained from the results based on simulated historical wind speed data performed over a period of typically 10 years.

(6)            Solar LTA is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.

Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures

This Annual Report contains  forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Annual Report and in other filings with the U.S. Securities and Exchange Commission (“SEC”) and with securities regulators in Canada - see “PART  10 - Cautionary Statements”. We make use of non-IFRS measures in this Annual Report - see “PART  10 - Cautionary Statements”. This Annual Report, our Form 20-F and additional information filed with the SEC and with securities regulators in Canada are available on our website at https://bep.brookfield.com, on the SEC’s website at www.sec.gov or on SEDAR’s website at www.sedar.com.

Letter to UNITHOLDERS

We continue to advance our strategy of growing our renewables business on a value enhancing basis. Now in our 20th year of operations and having delivered a 17% compound annual growth rate since inception, we are looking towards continued growth.

Our strategy is simple – acquire renewable power assets and businesses at below intrinsic value, finance our investments on an investment grade basis, and optimize cash flow and value utilizing our depth of operating expertise. This strategy has proved to be effective over many years and through cycles. Looking ahead, we believe the opportunity to create value for our unitholders will only increase as the world transitions away from carbon producing power sources.

This transition will take many decades, enormous amounts of global investment and significant expertise. The world’s advanced economies are still in the very early stages of replacing much of the thermal centralized generation with a mix of centralized and decentralized renewable technologies. As a result, we have made a concerted effort to ensure our business is well positioned to prosper during this transition.

Over the last 5 years, we have diversified the business into a global, multi-technology, renewable power owner and operator. During this period, we have grown our FFO per unit by 8% annually and increased our distribution per unit by 6% per year. More importantly, we have embedded the business with significant upside in the future. We now have substantial businesses in North and South America, Europe and Asia that will support future growth in multiple markets and will allow us to focus our investment in regions where the risk-return proposition is strongest. We also have operating expertise across hydro, wind, solar, storage and distributed generation assets and we have amassed a 7,000 megawatt development pipeline which we expect to provide, over time, excellent investment opportunities at premium returns. Lastly, we have maintained a strong balance sheet characterized by a high level of liquidity, financial flexibility, access to multiple sources of capital and an investment grade profile.

2017 was a particularly strong year for the business. We delivered a total return to our shareholders of approximately 25% during the year and the business continued to perform well with all of our operational groups delivering on asset availability, development and margin maximization targets. These factors, combined with above average generation, resulted in a 31% increase in FFO per unit over the prior year.

Highlights from the year include the following:

•         Deployed approximately $625 million of BEP equity in new transactions and development, in line with our target returns

•         Commissioned 75 megawatts of new capacity, while progressing an additional 248 megawatts of construction and advanced stage projects that are expected to enter commercial operations over the next four years

•         Added scale solar, wind, storage, and distributed generation assets to our portfolio in our core markets in North America, while making small investments in India and China, establishing an operating presence in these markets to support future growth

•         Maintained robust liquidity, ending the year with in excess of $1.5 billion of available liquidity, through accessing multiple sources of liquidity and monetizing select mature assets for value

Distribution Increase

In light of the above mentioned results, and with the strong growth ahead of us, we are pleased to announce that our Board of Directors has declared a 5% increase to BEP’s quarterly distribution, bringing our annual payout to $1.96 per unit.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Transaction Update

In the fourth quarter, we and our institutional partners closed the acquisitions of 51% of TerraForm Power and 100% of TerraForm Global. Combined, these two transactions added 3,600 megawatts of long duration, contracted solar and wind assets to our portfolio. The assets are fully operational and virtually all recently built with an average portfolio age of approximately 5 years. The assets are located primarily in our core markets of the United States, Canada and Brazil, while also adding small portfolios of operating assets in India and China.

Since our acquisition, we have taken meaningful strides to both strengthen TerraForm Power’s balance sheet and grow the business. Subsequent to close of our transaction, TerraForm Power executed a broad refinancing plan by purchasing and reissuing $1.6 billion of new unsecured and secured bonds. This transaction extended the company’s overall maturity profile to 10 years, greatly improved overall financial flexibility through improved covenants, and reduced annual interest costs by almost $20 million. In early February, TerraForm Power announced a $1.2 billion offer to acquire 100% of Saeta Yield – a 1,028 megawatt European solar and wind portfolio. The transaction is expected to be accretive on day one to existing shareholders and should provide compelling opportunities for follow on investment.

Since closing the acquisition TerraForm Global, we have begun the process of integrating the assets into our existing operations in Brazil and establishing new offices and advancing growth opportunities in India and China.

Operating and Financial Results

We remain focused on driving cash flow growth from existing operations. This includes inflation escalations in our contracts, margin expansion through revenue growth and cost reduction initiatives, as well as building out our development pipeline at premium returns. These operational levers underpin our 5% to 9% target distribution growth.

In 2017, we delivered FFO of $581 million, a 31% per unit increase over the prior year, supported by advancement of our organic growth initiatives, improvement in generation levels from our assets and contributions from new acquisitions.

Our revenues continue to be largely contracted across the business, with approximately 90% of generation contracted and an average power purchase agreement term of over 15 years. Combining this with our very stable cost profile, we benefit from a high degree of margin predictability with the only meaningful variance to results being the underlying generation resource i.e. the amount of wind that blows and water that flows. The small exposure we do have to market prices is primarily within our hydro assets which, during the year, reported $686 million of FFO supported by generation above long term average. Generation in North America was particularly strong (7% above average) and we ended the year with reservoirs above long term average levels. In Brazil, our energy marketing team actively managed our power to protect the business against low hydrology while capturing higher prices. Accordingly, we secured new power purchase agreements for both existing assets and development sites at average prices of R$230 per megawatt-hour. In the fourth quarter, we secured a 30-year power purchase agreement that begins in 2023 at an inflation indexed price of R$221 per megawatt-hour for our 30 megawatt hydro site located in the southeast of the country. We expect to commence construction on this project in 2018. Generation in Colombia was above average during 2017. Our priority in this market continues to be the creation of longer term contract market. We signed nine power purchase agreements during the year with average term of between five and ten years. Although volumes remain small, we are making progress in this regard.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Our wind facilities delivered $105 million of FFO in 2017. Generation in our wind fleet was 9% below the long-term average during the year with much of the shortfall in North America. Our portfolio in Brazil continues to outperform our expectations with capacity factors that regularly exceed 40%. We were fortunate to add further wind assets to this portfolio during the year through the acquisition of TerraForm Global. In Europe, we continue to build our wind business largely through a development strategy that generates mid-teen returns in a market where operating assets trade at very high multiples. We monetized two wind farms during the year to take advantage of this value differential, repatriating $150 million to our investors in the projects ($60 million to BEP) and crystalizing a 35% return on our invested capital.

Our solar portfolio consists of over 1,000 megawatts of utility-scale solar and 400 megawatts of distributed solar generation. The vast majority of these assets are located in the United States and are supported by high quality, utility grade contracts with an average term of 18 years. These facilities were acquired in the fourth quarter through our Terraform Power and Global acquisitions, and therefore contributing modestly to FFO in 2017. In 2018, these assets are poised to contribute strongly to our performance. The recent tariffs in the United States associated with solar panels will likely modestly slow the pace of development in the near term and, at a minimum, will increase installed system costs. This will reflect well on in place assets. In spite of this, we do not think these tariffs will have significant long term impact on the adoption of solar as a bulk energy provider given how dramatically costs have declined in the last decade (far offsetting the impact of tariffs), the simplicity of the technology and speed at which it can be developed, and its obvious environmental attributes. Accordingly, we remain focused on growing this part of our business through both acquisition and development.

We own and operate interests in three pumped storage facilities in the U.S. and U.K. which contributed $18 million to FFO in 2017. We made our first investment into the European storage sector this year with the acquisition of our interest in the 2,100 megawatt First Hydro pumped storage portfolio in the third quarter. These assets benefit from revenues that are tied largely to critical ancillary services which help stabilize the grid and provide the market with back-up power. As a result, they represent a very stable source of cash flow which is not correlated to market prices. We believe that the value of these storage assets in the U.S. and the U.K. will benefit over time from further penetration of intermittent wind and solar assets into the grid (replacing baseload generation) and even with the advancement of batteries, these assets are unique given their size, scale and speed at which they can deliver the various grid stabilization services.

Liquidity

We remain focused on a conservative financing strategy to ensure cash flow resiliency through the cycle. We maintain a disciplined funding approach and our liquidity position at year end exceeds $1.5 billion. In 2017, we continued to access multiple sources of capital, including through the preferred equity and equity capital markets, in addition to completing several up-financing initiatives. We completed $1.6 billion of project level refinancings, including the issuance of three green bonds for an aggregate value of $1.1 billion. As with the sale of the two Irish wind farms this year, the strategy of redeploying recycled capital from mature de-risked assets into new, value based opportunities is one that we expect to execute on opportunistically going forward.
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Outlook

As we look to 2018, we remain focused on progressing our key priorities including advancing our development pipeline, surfacing margin expansion opportunities, and assessing select contracting opportunities across the portfolio. We believe the renewables investment environment remains favorable, and continue to advance our transaction pipeline.

With our largely perpetual asset base, high cash margins, organic growth levers, robust transaction pipeline, investment grade balance sheet, ample liquidity and access to capital, we believe that we have built a business that is able to generate strong returns over the long term. Nevertheless, we remain focused on growing the business prudently and are committed to delivering total returns to unitholders, over the long term, of 12% to 15% per unit.

On a final note, on behalf of our employees and directors, we would like to express our sincerest appreciation to our shareholders and many business partners for your contributions to our success. Thank you for your continued support, and we look forward to updating you on our progress in 2018.

Sincerely,

Sachin Shah
Chief Executive Officer

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Our Competitive Strengths

Brookfield Renewable Partners L.P. ("Brookfield Renewable") is a globally diversified, multi-technology, owner and operator of renewable power assets.

Our business model is to utilize our global reach to acquire and develop high quality renewable power assets below intrinsic value, finance them on a long-term, low-risk and investment grade basis through a conservative financing strategy and then optimize cash flows by applying our operating expertise to enhance value.

One of the largest, public pure play renewable businesses globally.  Brookfield Renewable operates and invests in a large, multi-technology and globally diversified portfolio. Brookfield Renewable invests in renewable assets directly, as well as with institutional partners, joint venture partners and in other arrangements. Our portfolio consists of 16,369 MW of installed capacity largely across four continents, a development pipeline of approximately 7,000 MW, and annualized long-term average generation on a proportionate basis of 24,785 GWh.

The following charts illustrate annualized long-term average generation on a proportionate basis:

Source of Energy	Region

Diverse and high quality assets with hydroelectric focus.  Brookfield Renewable has a complementary portfolio of hydroelectric, wind, solar and storage facilities. Our portfolio includes utility-scale facilities, back-up storage power, and localized power generation. Hydroelectric power comprises the significant majority of our portfolio, and is the highest value renewable asset class as one of the longest life, lowest-cost and most environmentally-preferred forms of power generation. Hydroelectric plants have high cash margins, storage capacity with the capability to produce power at all hours of the day, and the ability to sell multiple products in the market including energy, capacity and ancillaries. Our wind and solar facilities provide exposure to two of the fastest growing renewable power sectors, with high cash margins, zero fuel input cost, and diverse and scalable applications including distributed generation. Our storage facilities provide the markets in which they are located with critical services to the grid and dispatchable generation. With our scale, diversity and the quality of our assets, we are competitively positioned relative to other power generators, providing significant scarcity value to our investors.

Stable, high quality cash flows with attractive long-term value for LP Unitholders.  We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric, wind and solar assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 90% of our 2018 proportionate generation output is contracted to public power authorities, load-serving utilities, industrial users or to affiliates of Brookfield Asset Management. Our power purchase agreements have a weighted-average remaining duration of 15 years, on a proportionate basis, providing long-term cash flow visibility.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet and access to global capital markets to ensure cash flow resiliency through the cycle. Our debt to total capitalization is 39% and approximately 70% of our borrowings are non-recourse. Corporate borrowings and subsidiary borrowings have weighted-average terms of approximately six and ten years, respectively. Our available liquidity as at December 31, 2017 is approximately $1.5 billion of cash and cash equivalents, available-for-sale securities and the available portions of credit facilities.

Well positioned for cash flow growth. We are focused on driving cash flow growth from existing operations, fully funded by internally generated cash flow, including inflation escalations in our contracts, margin expansion through revenue growth and cost reduction initiatives, and building out our approximately 7,000 MW proprietary development pipeline at premium returns. While we do not rely on acquisitions to achieve our growth targets, our business has upside from mergers and acquisitions on an opportunistic basis. We employ a contrarian strategy, and look for capital scarcity to earn strong returns. We take a disciplined approach to allocating capital into development and acquisitions with a focus on downside protection and preservation of capital. Over the last ten years, we have invested in, acquired, or commissioned 66 hydroelectric facilities totaling approximately 5,000 MW, 85 wind facilities totaling approximately 3,600 MW, 537 solar facilities totaling approximately 1,500 MW, four biomass facilities totaling 175 MW, two hydroelectric pumped storage and one battery storage totaling 2,098 MW and one 300 MW Co-gen plant. Our ability to develop and acquire assets is strengthened by our established operating and project development teams, strategic relationship with Brookfield Asset Management, and our liquidity and capitalization profile. We have, in the past, and may continue in the future to pursue the acquisition or development of assets through arrangements with institutional investors in Brookfield Asset Management sponsored or co-sponsored partnerships.

Attractive distribution profile.  We pursue a strategy which we expect will provide for highly stable, predictable cash flows sourced from predominantly long-life hydroelectric assets ensuring a sustainable distribution yield. We target a long-term distribution payout ratio of approximately 70% of Funds From Operations and a long-term distribution growth rate in a range of 5% to 9% annually.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Management’s Discussion and Analysis

For the year ended December 31, 2017

This Management’s Discussion and Analysis for the year ended December 31, 2017 is provided as of February 28, 2018. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.

Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, redeemable/exchangeable partnership units held by Brookfield (“Redeemable/Exchangeable partnership units”), in Brookfield Renewable Energy L.P. (“BRELP”) a holding subsidiary of Brookfield Renewable, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units will be collectively referred to throughout as “Unitholders”, “Units”, or as “per Unit”, unless the context indicates or requires otherwise. The LP Units and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “PART  9 - Presentation to Stakeholders and Performance Measurement”.

Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, C$, €, R$, £, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling, and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.

For a description on our operational and segmented information see “PART 4 – Financial Performance Review on Proportionate Information – Segment Information”  and for the non-IFRS financial measures we use to explain our financial results, see “PART 9 - Presentation to Stakeholders and Performance Measurement – Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”. This Management’s Discussion and Analysis contains forward looking information within the meaning of U.S. and Canadian securities laws. Refer to – “PART  10 - Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

PART 1 – 2017 Highlights	9	PART 6 - Selected Annual and Quarterly Information
		Historical operational and financial information	51
PART 2 – Financial Performance Review on		Summary of historical quarterly results	52
Consolidated Information	12	Proportionate Results for the Fourth Quarter	53

PART 3 – Additional Consolidated Financial
Information
Property, plant and equipment	14
Related party transactions	14	PART 7 - Business Risks and Risk Management
Equity	16	Risk management and financial instruments	55
		Risk factors	58
PART 4 – Financial Performance Review on
Proportionate Information	18	PART 8 - Critical Estimates, Accounting Policies and	72
Proportionate Results for the year	21	Internal Controls
ended December 31, 2017 and 2016
Proportionate Results for the year	28	PART 9 - Presentation to Stakeholders and	78
ended December 31, 2016 and 2015		Performance Measurement
Reconciliation of non-IFRS measures	34
Contract profile	41
		PART 10 - Cautionary Statements	81
PART 5 – Liquidity and Capital Resources
Capitalization, long-term borrowings and
available liquidity	43
Consolidated statements of cash flows	47
Shares and units outstanding	49
Dividends and distributions	50
Contractual obligations	50
Off-statement of financial position arrangements	50

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

PART 1 –  2017 HIGHLIGHTS
YEAR ENDED DECEMBER 31
(MILLIONS, EXCEPT AS NOTED)	2017	2016
Operational information

Capacity (MW)	16,369	10,731

Total generation (GWh)
Long-term average generation	42,334	38,982
Actual generation	43,385	34,071

Proportionate generation (GWh)
Long-term average generation	23,251	22,362
Actual generation	23,968	20,222
Average revenue ($ per MWh)	70	73

Selected financial information(1)

Net Loss attributable to Unitholders	(56)	(65)
Basic loss per LP Unit	(0.18)	(0.23)
Consolidated Adjusted EBITDA(2)	1,751	1,499
Proportionate Adjusted EBITDA(2)	1,142	942
Funds From Operations(2)	581	419
Adjusted Funds From Operations(2)	513	352
Funds From Operations per Unit(1)(2)	1.90	1.45
Distribution per LP Unit	1.87	1.78

(1)       Holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units will be collectively referred to throughout as “Unitholders”, “Units”, or as “per Unit”. The LP Units and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. For the year ended December 31, 2017, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 305.8 million (2016: 288.7 million).

(2)       Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure. See “PART 4 - Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” and “PART 10 - Cautionary Statements”.

AS AT DECEMBER 31
(MILLIONS, EXCEPT AS NOTED)	2017	2016
Liquidity and Capital Resources

Available liquidity	$1,539	$1,191
Debt to capitalization(1)	39%	38%
Borrowings non-recourse to Brookfield Renewable(1)	70%	69%
Floating rate debt exposure(1)	13%	18%
Corporate borrowings
Average debt term to maturity	6.4 years	7.4 years
Average interest rate	4.5%	4.5%
Subsidiary borrowings on a proportionate basis(1)
Average debt term to maturity	10.5 years	9.5 years
Average interest rate	5.8%	6.1%

(1)       For 2017, adjusted to reflect the financing initiatives, associated with a hydroelectric and a storage facility, finalized subsequent to year-end.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Operating Results

Net loss attributable to Unitholders of $56 million decreased from $65 million in the prior year as the increase in Funds From Operations was partially offset by the impact of a significant deferred tax expense as a result of the recently enacted U.S. Tax Cuts and Jobs Act enacted at the end of 2017 (“U.S. tax reform”). The Basic loss per LP Unit of $0.18 per LP Unit decreased from a loss of $0.23 per LP Unit in the prior year primarily due to the above mentioned decrease in Net loss attributable to Unitholders.

Funds From Operations increased 39% to $581 million supported by return to proportionate long-term average generation, advancement of our organic initiatives and contributions from new investments and acquisitions.

Funds From Operations per Unit of $1.90 increased 31% from the prior year.

Proportionate generation increased by 19% to 23,968 GWh over the prior year due primarily to strong hydrological conditions in North America and Colombia. In the current year, we were ahead of proportionate long-term average generation by 3% compared to 2016 where we were 10% below.

In 2017, we deployed approximately $625 million of equity in new transactions and development, that provide approximately an additional 2.1 TWh of proportionate generation and $95 million of Funds From Operations on a run-rate basis (contributed approximately 415 GWh and $18 million of generation and Funds From Operations, respectively, in 2017):

•          $232 million for TerraForm Global, a 952 MW portfolio of recently constructed and contracted solar and wind assets, which includes 33 MW of assets in South Africa that are soon to be acquired;

•          $221 million for TerraForm Power which is a 2,600 MW diversified portfolio of solar and wind assets located primarily in the United States;

•          $73 million in a pumped storage facility in the U.K. with generating capacity of 2.1 GW, Brookfield Renewable retains an approximate 7.5% interest; and

•          $98 million in development.

Equity transactions

In 2017, distributions to LP Unitholders were $1.87 per LP Unit, which represents a 5% increase over the prior year.  Including a full year contribution from acquisitions and development projects, this represents a 92% payout ratio.

During the year we completed the following:

•          Issued Preferred LP Units for gross proceeds of C$250 million ($190 million);

•          Issued LP Units at a price of C$42.15 per LP Unit. Concurrently, Brookfield purchased LP Units in a private placement. The aggregate gross proceeds received were C$550 million ($422 million).

Subsequent to the year-end, we completed an additional Preferred LP Unit issuance for gross proceeds of C$250 million ($201 million).

Liquidity and Capital Resources

Liquidity remains strong with $1.5 billion available at year-end.

Secured $3.1 billion of long-term debt at average rates of 4.5% reducing our floating rate exposure to 13% and extending our average term to maturity to 10 years.

Growth and Development

We continue to advance the construction, on scope, schedule and budget, of 77 MW of hydroelectric development projects in Brazil and 47 MW of wind projects in Ireland and Scotland. These projects have annualized long-term average generation of 456 GWh and 154 GWh, respectively, with

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

commissioning dates expected between 2018 and 2020 and we expected to generate Funds From Operations on a run-rate basis of $20 million.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

PART 2 –  FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION

The following table reflects key financial data for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2017	2016	2015
Revenues	$2,625	$2,452	$1,628
Other income	47	64	122
Direct operating costs	(978)	(1,038)	(552)
Management service costs	(82)	(62)	(48)
Interest expense – borrowings	(632)	(606)	(429)
Depreciation	(782)	(781)	(616)
Current income tax expense	(39)	(44)	(18)
Deferred income tax (expense) recovery	(49)	97	78
Net (loss) income attributable to Unitholders	$(56)	$(65)	$3
	Average FX rates to USD
C$	1.30	1.33	1.28
	€0.89	0.90	0.90
R$	3.19	3.49	3.33
	£0.78	0.74	0.65
COP	2,951	3,045	N/A

Current Year Variance Analysis (2017 vs 2016)

For the year ended December 31, 2017, we reported a net loss attributable to Unitholders of $56 million compared to a net loss attributable to Unitholders of $65 million for the year ended December 31, 2016.

Revenues totaling $2,625 million in the year ended December 31, 2017 represents an increase of $173 million over the prior year, driven primarily by a return to long-term average generation, and the contribution from our growth initiatives. Revenues increased $121 million as consolidated generation increased by 27% or 9.3 TWh due primarily to strong hydrological conditions in North America and Colombia.  Our recent growth initiatives contributed 3.8 TWh in generation which amounted to $100 million in revenues. Partially offsetting those increases was a decrease in our average realized revenue per MWh (from $72 per MWh to $61 per MWh) driving a $57 million decrease in revenue, as weaker pricing in Colombia due to average above inflows was partially offset by strong pricing in Brazil caused by the impact of low hydrology. The depreciation of the U.S. dollar versus most of the foreign currencies in which we operate contributed an additional $57 million of revenues. This also affected operating and borrowing costs. The above noted increase in revenues, was partially offset by the impact of the sale of one of our Irish wind facilities in the first quarter of 2017 (contributed $28 million in revenues in the prior year). The prior year included a $20 million settlement at our hydroelectric and Co-gen assets in Ontario pertaining to the price escalator for power sold under power purchase agreements.

Other income decreased by $17 million primarily due to a $23 million gain realized on the settlement of foreign currency hedging contracts in the prior year.

Direct operating costs totaling $978 million represent a decrease of $60 million. The decrease was primarily attributable to the reduction in power purchases in Colombia and the successful recovery of excess property taxes at one of our Canadian hydroelectric facilities that were paid in prior years.  This decrease was partially offset by growth in our portfolio.

Management service costs totaling $82 million represent an increase of $20 million, primarily attributable to the growth in our capitalization due to a 16% increase in Brookfield Renewable’s unit price.

Interest expense totaling $632 million represents an increase of $26 million. The increase is primarily attributable to the growth in our portfolio which contributed $22 million of additional interest expense.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Deferred income tax expense of $49 million represents a $146 million increase from the prior year, due primarily to the U.S. tax reform.

Prior Year Variance Analysis (2016 vs 2015)

For the year ended December 31, 2016, we reported a net loss attributable to Unitholders of $65 million compared to a net income attributable to Unitholders of $3 million for the year ended December 31, 2015.

Revenues totaling $2,452 million represents an increase of $824 million. Relatively lower merchant power prices primarily in the Northeastern United States were partially offset by the annual escalations in our power purchase agreements and contributions from facilities with higher relative pricing for a $10 million net impact to revenues. At our Brazilian hydroelectric portfolio, relatively lower merchant power prices were partially offset by stronger generation for a net impact of $24 million. The appreciation of the U.S. dollar in 2016, compared to 2015, resulted in a $27 million decrease in revenues. This also affected operating and borrowing costs. The contribution to revenues from the growth in our portfolio was $882 million. Revenues in 2016 include a $20 million settlement pertaining to the price escalator for power sold under power purchase agreements in Ontario and $6 million in proceeds from a wake impact agreement with neighboring wind facilities in California. Revenues in 2015 included $10 million from the settlement of matters related to the delayed completion of a hydroelectric facility in Brazil. In addition, revenues relating to a wind facility sold in the third quarter of 2015 had contributed $13 million. The sale resulted in a total gain of $53 million with Brookfield Renewable’s share, net of non-controlling interests, of $12 million included in Other income.

Other income totaling $64 million represents a decrease of $58 million. The gain realized relating to the wind facility sale mentioned above along with compensation from a concession agreement impacted 2015. These were partially offset by increased interest income due to higher cash balances held throughout 2016.

Direct operating costs, interest expense and depreciation expense increased over the prior year primarily due to the growth in our portfolio.

Management service costs totaling $62 million represent an increase of $14 million, primarily attributable to the growth in our capitalization value.

Current income tax totaling $44 million represents an increase of $26 million, primarily relating to the acquisition in Colombia.

Deferred income tax recovery totaling $97 million represents an increase of $19 million, primarily attributable to lower income for tax purposes.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

PART 3 - ADDITIONAL consolidated FINANCIAL INFORMATION

SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

The following table provides a summary of the key line items on the audited annual consolidated statements of financial position as at December 31:

(MILLIONS)	2017	2016
Current assets	$1,666	$907
Property, plant and equipment, at fair value	27,096	25,257
Goodwill	901	896
Total assets	30,904	27,737

Long-term debt and credit facilities	11,766	10,182
Deferred income tax liabilities	3,588	3,802
Total liabilities	16,622	15,065
Total equity	14,282	12,672
Total liabilities and equity	30,904	27,737

Our balance sheet remains strong and reflects the stable nature of the business and the integration of recent growth.

property, plant and equipment

The fair value of property, plant and equipment totaled $27.1 billion as at December 31, 2017 compared to $25.2 billion as at December 31, 2016. During the year ended December 31, 2017, acquisitions of TerraForm Global and Shantavny totaled $1,245 million. The development and construction of power generating assets totaled $354 million. The 137 MW wind portfolio disposed in the first quarter of this year had a fair value of $338 million. Fair value of the operating property, plant and equipment increased by $854 million primarily recapturing depreciation on our hydro facilities and offsetting impact from changes in power prices and discount rates. The depreciation of the U.S. dollar increased property, plant and equipment by $506 million and was largely attributable to assets in Canada and Europe as the Canadian dollar appreciated 6% and Euro appreciated 12% over the same period of the previous year. We also recognized depreciation expense of $782 million which is significantly higher than what we are required to reinvest in the business as sustaining capital expenditures.

See Note 12 – Property, plant and equipment, at fair value in our audited annual consolidated financial statements for information on the fair value revaluation assumptions used and sensitivity analysis.

Related Party Transactions

Brookfield Renewable’s related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield.

Brookfield Renewable sells electricity to Brookfield through long-term power purchase agreements to provide contracted cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefits from a wind levelization agreement with Brookfield which reduces the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 27 - Related Party Transactions in our audited annual consolidated financial statements.

Brookfield Renewable has also entered into a number of voting agreements with Brookfield whereby Brookfield, as managing member of entities related to Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II and Brookfield Infrastructure Fund III, in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of such entities.

Brookfield Renewable has entered into agreements with Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III and Brookfield Infrastructure Debt Fund (“Private Funds”), in which they provide Brookfield Renewable with access to short-term financing using the Private Funds’ credit facilities.

During the year, the committed unsecured revolving credit facility provided by Brookfield Asset Management was increased to $400 million. Brookfield Asset Management had also placed funds on deposit with Brookfield Renewable in the amount of $140 million during the first quarter of the current year, which was repaid prior to the end of the first quarter. The interest expense on the draws from the credit facility and the deposit totaled $1 million.

In 2011, on formation of Brookfield Renewable, Brookfield Asset Management transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects. During the year, an amount of $8 million has been paid relating to the commissioning of a 25 MW hydroelectric facility in Brazil.

The following table reflects the related party agreements and transactions in the audited annual consolidated statements of income, for the year ended December 31:

(MILLIONS)	2017	2016	2015
Revenues
Power purchase and revenue agreements	$601	$527	$469
Wind levelization agreement	6	8	6
	$607	$535	$475
Direct operating costs
Energy purchases	$(13)	$(3)	$(5)
Energy marketing fee	(24)	(23)	(22)
Insurance services	(19)	(20)	(30)
	$(56)	$(46)	$(57)
Management service costs	$(82)	$(62)	$(48)
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

The following table reflects the impact of the related party agreements and transactions on the consolidated balance sheets as at December 31:

(MILLIONS)	Related party	2017	2016
Current assets
Due from related parties
Amounts due from	Brookfield	$54	$47
	Equity-accounted investments and other	6	7
		$60	$54
Current liabilities
Due to related parties
Amount due to	Brookfield	$48	$48
Accrued distributions payable on LP
Units and Redeemable/Exchangeable
partnership units	Brookfield	32	26
Amount due to	Equity-accounted investments and other	32	2
		$112	$76

EQUITY

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP Unit distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that LP Unit distributions exceed $0.4225 per LP Unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $30 million were declared during the year ended December 31, 2017 (2016: $19 million).

Preferred limited partners’ equity

On February 14, 2017, Brookfield Renewable issued 10,000,000 Class A, Series 11 Preferred Limited Partnership Units (the “Series 11 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$250 million ($190 million). The holders of the Series 11 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.0% for the initial period ending April 30, 2022. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.82%, and (ii) 5.00%.

The holders of Series 11 Preferred Units will have the right, at their option, to reclassify their Series 11 Preferred Units into Class A Preferred LP Units, Series 12 (the “Series 12 Preferred Units”), subject to certain conditions on April 30, 2022 and on April 30 every five years thereafter. The holders of Series 12 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the sum of the 90-day Canadian Treasury Bill Rate plus 3.82%.

The Preferred LP Units do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2017, none of the Class A Preferred LP Units have been redeemed by Brookfield Renewable.

In January 2018, Brookfield Renewable issued 10,000,000 Class A, Series 13 Preferred Limited Partnership Units (the “Series 13 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$250 million ($201 million). The holders of the Series 13 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.0% for the initial period ending April 30, 2023. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.00%, and (ii) 5.00%.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

The holders of Series 13 Preferred Units will have the right, at their option, to reclassify their Series 13 Preferred Units into Class A Preferred Limited Partnership Units, Series 14 (the “Series 14 Preferred Units”), subject to certain conditions, on April 30, 2023 and on April 30 every five years thereafter. The holders of Series 14 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the 90-day Canadian Treasury Bill Rate plus 3.00%.

Limited partners’ equity

On July 6, 2017, Brookfield Renewable completed the issuance of 8,304,000 non-voting LP Units on a bought deal basis at a price of C$42.15 per LP Unit for gross proceeds of C$350 million ($271 million). Concurrently, Brookfield Asset Management purchased 4,943,000 LP Units at the offering price (net of underwriting commission). The aggregate gross proceeds of the offering and the concurrent private placement was C$550 million ($422 million). Brookfield Renewable incurred C$15 million ($11 million) in related transaction costs inclusive of fees paid to underwriters.

Brookfield Asset Management owns, directly and indirectly 185,727,567 LP Units and Redeemable/Exchangeable partnership units, representing approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 40% is held by public investors.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION

Actual and Long-term Average Generation

For assets acquired or reaching commercial operation during the year, reported generation is calculated from the acquisition or commercial operation date and is not annualized. As it relates to Colombia only, generation includes both hydroelectric and Co-gen facilities. “Other” includes generation from North America Co-gen and Brazil biomass.

We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.

Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country potentially leading to higher overall spot market prices.

Generation from our North American pumped storage and Co-gen facilities is highly dependent on market price conditions rather than the generating capacity of the facilities. Our European pumped storage facility generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.

Segment Information

      Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.

     With effect from the fourth quarter of 2017, operations are segmented by technology – 1) hydroelectric, 2) wind, 3) solar, storage, and other (Co-gen and biomass), and 4) corporate – with hydroelectric and wind further segmented by geography (North America, Colombia, Brazil, Europe and Other). To reflect the way in which the CODM now reviews results, manage operations and allocate resources, following the investments in First Hydro, TerraForm Power and TerraForm Global and as Brookfield Renewable continues to build out its solar and storage businesses, the CODM has commenced reviewing these businesses along with its Co-gen and biomass businesses on an aggregate basis.  The Colombia segment aggregates the financial results of its hydroelectric and Co-gen facilities. A pumped storage facility in North America, that was previously included in the hydroelectric segment, is now included in the “Solar, storage and other” segment. The corporate segment represents all activity performed above the individual segments for the business.

     We report our results in accordance with these segments and presents prior period segmented information in a consistent manner. See Note 6 – Segmented information in our audited annual consolidated financial statements.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through four key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), iii) Funds From Operations, and iv) Adjusted Funds From Operations.

It is important to highlight that Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. For the non-IFRS financial measures we use to explain our financial results, see “PART 9 - Presentation to Stakeholders and Performance Measurement – Performance Measurement”.  We provide additional information below on how we determine Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations. We also provide reconciliations to net income (loss). See “Reconciliation of Non-IFRS Measures”.

Proportionate Information

In addition, with the effect from the fourth quarter of 2017, reporting to the CODM on the measures utilized to assess performance and allocate resources are on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Unitholders.

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.

The presentation of proportionate results has limitations as an analytical tool, including the following:

•         The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and

•         Other companies may calculate proportionate results differently than we do.

Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.

Segmented net income (loss) is not a measure the CODM uses to review the results of business and allocate resources. Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31, 2017 AND 2016

The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Hydroelectric
North America	13,942	11,960	13,059	12,977	$945	$819	$665	$548	$486	$367	$174	$128

Brazil	3,426	3,078	3,874	3,761	243	187	178	130	148	97	1	(26)

Colombia	3,683	2,419	3,488	2,994	191	192	99	88	52	46	19	25
	21,051	17,457	20,421	19,732	1,379	1,198	942	766	686	510	194	127

Wind
North America	1,765	1,421	2,019	1,780	161	151	119	115	74	74	26	47

Europe	490	571	513	605	46	56	26	32	15	18	(20)	(8)

Brazil	278	266	245	245	26	17	22	13	16	6	10	1

	2,533	2,258	2,777	2,630	233	224	167	160	105	98	16	40

Solar, Storage & Other	384	507	53	-	67	58	39	31	21	19	(13)	1

Corporate	-	-	-	-	-	1	(6)	(15)	(231)	(208)	(253)	(233)

Total	23,968	20,222	23,251	22,362	$1,679	$1,481	$1,142	$942	$581	$419	$(56)	$(65)
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for hydroelectric operations the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2017	2016
Generation (GWh) – LTA	20,421	19,732
Generation (GWh) – actual	21,051	17,457
Revenue	$1,379	$1,198
Other income	15	40
Direct operating costs	(452)	(472)
Adjusted EBITDA	942	766
Interest expense	(240)	(237)
Current income taxes	(16)	(19)
Funds From Operations	$686	$510
Depreciation	(389)	(400)
Deferred taxes and other	(103)	17
Net income	$194	$127

The following table presents our proportionate results by geography for hydroelectric operations for the year ended December 31:

			Average
	Actual		revenue		Adjusted		Funds From		Net
	Generation (GWh)		Per MWh		EBITDA		Operations		Income
(MILLIONS, EXCEPT AS NOTED)	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
North America
United States	8,030	6,745	$71	$74	$360	$284	$248	$165	$20	$32
Canada	5,912	5,215	64	61	305	264	238	202	154	96
	13,942	11,960	68	68	665	548	486	367	174	128
Brazil	3,426	3,078	71	61	178	130	148	97	1	(26)
Colombia	3,683	2,419	52	79	99	88	52	46	19	25
Total	21,051	17,457	$66	$69	$942	$766	$686	$510	$194	$127

Funds From Operations increased 35% or $176 million from the prior year to $686 million primarily due to improved hydrological conditions in North America and Colombia, strong pricing in the Brazilian energy market and a full year contribution from our Colombian business.

Net income attributable to Unitholders increased by $67 million over the prior year as the increase in Funds From Operations was partially offset by an increase in deferred tax expense primarily attributable to the impact of the U.S. tax reform.

North America

Funds From Operations increased by $119 million over the prior year primarily due to a 2.0 TWh (17%) increase in generation due to strong hydrology, specifically in Canada and New York where strong inflows persisted throughout the year. Average revenue per MWh was in-line with the prior year as the benefit of stronger market pricing was offset by the final step down in pricing at our Louisiana facility.

Net income attributable to Unitholders increased by $46 million over the prior year as the increase in Funds From Operations was partially offset by an increase in deferred tax expense primarily due to the aforementioned U.S. tax reform.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Brazil

Funds From Operations increased by $51 million over the prior year primarily due to increased revenues driven by an overall increase in generation. While hydrology in Brazil was lower than long-term average, our business benefitted from a 11% increase in generation which was driven by the contribution from a 25 MW development project commissioned in the first quarter as well as a 377 GWh outage that impacted one of our facilities in the prior year. Average revenue per MWh increased 16% due to strong market pricing.

Net income attributable to Unitholders increased by $27 million over the prior year due to the above noted increase in Funds From Operations was partially offset by increased depreciation on our growing asset base.

Colombia

Funds From Operations increased by $6 million over the prior year as 2017 benefited from a full year of ownership.

Same store Funds From Operations was in-line with the prior year as the benefit of generation that was 6% ahead of long-term average was offset by lower market prices.

Net income attributable to Unitholders decreased by $6 million over the prior year as deferred income taxes were impacted by a tax rate reduction that occurred in 2016.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

WIND OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2017	2016
Generation (GWh) – LTA	2,777	2,630
Generation (GWh) – actual	2,533	2,258
Revenue	$233	$224
Direct operating costs	(66)	(64)
Adjusted EBITDA	167	160
Interest expense	(61)	(62)
Current income taxes	(1)	-
Funds From Operations	$105	$98
Depreciation	(121)	(122)
Deferred taxes and other	32	64
Net income	$16	$40

The following table presents our proportionate results by geography for wind operations for the year ended December 31:

			Average
	Actual		revenue		Adjusted		Funds From		Net
	Generation (GWh)		per MWh		EBITDA		Operations		Income
(MILLIONS, EXCEPT AS NOTED)	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
North America
United States	658	452	$91	$119	$37	$35	$17	$21	$14	$(7)
Canada	1,107	969	91	100	82	80	57	53	12	54
	1,765	1,421	91	106	119	115	74	74	26	47
Europe	490	571	94	98	26	32	15	18	(20)	(8)
Brazil	278	266	94	64	22	13	16	6	10	1
Total	2,533	2,258	$92	$99	$167	$160	$105	$98	$16	$40

Funds From Operations increased 7% or $7 million from the prior year to $105 million due to improved generation in North America and pricing at our Brazilian wind portfolio partially offset by the impact of the sale of a 137 MW wind portfolio in Ireland during 2017.

Net income attributable to Unitholders decreased by $24 million over the prior year as the increase in Funds From Operations was offset by unrealized hedging losses from our ongoing foreign currency hedging program in Europe.

North America

Funds From Operations were consistent with the prior year as a 24% increase in generation due to stronger wind resources in Canada and contributions from our investment in TerraForm Power was offset by a 14% decrease in average revenue per MWh. The average revenue per MWh decreased as the prior year included a $6 million settlement for lost revenue due to wake effect at one our facilities in the United States.

Net income attributable to Unitholders decreased by $21 million over the prior year due primarily to depreciation expense relating to the investment in TerraForm Power.

Europe

Adjusting for the 137 MW wind portfolio sold during the first quarter of 2017, Funds From Operations increased by $4 million over the prior year to $15 million as a result of the acquisition and

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

development of 50 MW of additional capacity during the year. Generation of existing assets was slightly below prior year due to lower wind resources.

Generation and Funds From Operations were impacted by 106 GWh and $7 million, respectively, as a result of the aforementioned asset sale.

Net loss attributable to Unitholders decreased by $12 million over the prior year to $20 million as a result of unrealized hedging losses from our ongoing foreign currency hedging program.

Brazil

Funds From Operations at our Brazilian business was $16 million versus $6 million in the prior year. This increase was driven by a 5% increase in generation due to above average wind resource and a 47% increase in the average revenue per MWh due to strong market pricing.

Net income attributable to Unitholders increased by $9 million over the prior year primarily due to the above noted increase in Funds From Operations.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

SOLAR, STORAGE AND OTHER OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for solar, storage and other operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2017	2016
Generation (GWh) – LTA	53	-
Generation (GWh) – actual	384	507
Revenue	$67	$58
Other income	6	(1)
Direct operating costs	(34)	(26)
Adjusted EBITDA	39	31
Interest expense	(17)	(12)
Current income taxes	(1)	-
Funds From Operations	$21	$19
Depreciation	(29)	(18)
Deferred taxes and other	(5)	-
Net (loss) income	$(13)	$1

Funds From Operations at our pumped storage business increased $14 million over the prior year to $17 million due to the addition of our First Hydro facility and improved performance at our facility in New England.

Our solar business is operating in line with expectations after the acquisition completed during the fourth quarter of TerraForm Power.

In 2016, our Ontario Co-gen asset benefitted from a settlement pertaining to the price escalator for power sold under power purchases agreements contributing $18 million to Funds From Operations.

Net loss attributable to Unitholders decreased by $14 million over the prior year as the increase in Funds From Operations was offset by additional depreciation on our growing portfolios and deferred tax expenses attributable to the U.S. tax reform.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

CORPORATE

The following table presents our results for corporate for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2017	2016
Revenue	$-	$1
Other income	19	8
Direct operating costs	(25)	(24)
Adjusted EBITDA	(6)	(15)
Management service costs	(82)	(62)
Interest expense	(89)	(91)
Distributions on Preferred LP Units and Shares	(54)	(40)
Funds From Operations	$(231)	$(208)
Deferred taxes and other	(22)	(25)
Net (loss)	$(253)	$(233)

Realized gains on our toehold positions in the TerraForm companies contributed $15 million to Other income.

Management fees increased primarily due to a higher LP Unit price compared to the prior year.

Distributions on Preferred LP Units and Preferred Shares increased $14 million compared to the prior year as a result of the C$250 million ($190 million) Preferred LP Units issuance completed in the first quarter of 2017.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31, 2016 AND 2015

The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net (Loss) Income
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Hydroelectric
North America	11,960	11,532	12,977	12,749	$819	$819	$548	$557	$367	$373	$128	$206

Brazil	3,078	3,158	3,761	3,447	187	203	130	164	97	136	(26)	20

Colombia	2,419	-	2,994	-	192	-	88	-	46	-	25	-
	17,457	14,690	19,732	16,196	1,198	1,022	766	721	510	509	127	226

Wind
North America	1,421	1,437	1,780	1,778	151	150	115	124	74	76	47	(19)

Europe	571	615	605	591	56	56	32	44	18	32	(8)	1

Brazil	266	186	245	184	17	9	13	8	6	5	1	1
	2,258	2,238	2,630	2,553	224	215	160	176	98	113	40	(17)

Storage & Other	507	734	-	-	58	59	31	28	19	23	1	6

Corporate	-	-	-	-	1	-	(15)	(18)	(208)	(178)	(233)	(212)

Total	20,222	17,662	22,362	18,749	$1,481	$1,296	$942	$907	$419	$467	$(65)	$3
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for hydroelectric operations the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2016	2015
Generation (GWh) – LTA	19,732	16,196
Generation (GWh) – actual	17,457	14,690
Revenue	$1,198	$1,022
Other income	40	51
Direct operating costs	(472)	(352)
Adjusted EBITDA	766	721
Interest expense	(237)	(197)
Current income taxes	(19)	(15)
Funds From Operations	$510	$509
Depreciation	(400)	(331)
Deferred taxes and other	17	48
Net income	$127	$226

The following table presents our proportionate results by geography for hydroelectric operations for the year ended December 31:

			Average
	Actual		revenue		Adjusted		Funds From		Net
	Generation (GWh)		Per MWh		EBITDA		Operations		Income
(MILLIONS, EXCEPT AS NOTED)	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
North America
United States	6,745	6,839	$74	$75	$284	$305	$165	$183	$32	$94
Canada	5,215	4,693	61	66	264	252	202	190	96	112
	11,960	11,532	68	71	548	557	367	373	128	206
Brazil	3,078	3,158	61	64	130	164	97	136	(26)	20
Colombia	2,419	-	79	-	88	-	46	-	25	-
Total	17,457	14,690	$69	$70	$766	$721	$510	$509	$127	$226

Funds From Operations increased $1 million from the prior year to $510 million as the acquisition of our Colombian business and higher generation at our North American business was offset by lower realized pricing in North America and Brazil and the benefit of settlements received by our Brazilian business in 2015.

Net Income attributable to Unitholders decreased by $99 million over the prior year due primarily to depreciation expense on our growing asset base.

North America

Funds From Operations decreased by $6 million as a 4% increase in generation due to the benefit of acquisitions and improved hydrology at our existing facilities, was more than offset by a $3 decrease in average revenue per MWh. Our portfolio in Pennsylvania, which was acquired in 2016, contributed 150 GWh on a proportionate basis and $4 million in Funds From Operations.

Net income attributable to Unitholders decreased by $78 million due to higher depreciation expense on our growing asset base.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Brazil

Funds From Operations decreased by $39 million from the prior year. Growth in our portfolio contributed 343 GWh and $11 million in Funds From Operation.  An unplanned 377 GWh outage at one of our facilities and a 5% decrease in average revenue per MWh collectively and negatively impacted Funds From Operations by $23 million. In 2015, we benefited from a financial settlement relating to the delayed completion of a hydroelectric facility and received compensation in exchange for electing not to renew expired concession agreements at two facilities, collectively contributed $27 million.

Net loss attributable to Unitholders decreased by $46 million due primarily to the above noted decrease in Funds From Operations.

Colombia

            The addition of the hydroelectric portfolio in the first quarter of 2016 contributed Funds From Operations and Net income attributable to Unitholders by $46 million and $25 million, respectively. Overall the portfolio performed in-line with expectations.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

WIND OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2016	2015
Generation (GWh) – LTA	2,630	2,258
Generation (GWh) – actual	2,258	2,238
Revenue	$224	$215
Other income	-	20
Direct operating costs	(64)	(59)
Adjusted EBITDA	160	176
Interest expense	(62)	(63)
Funds From Operations	$98	$113
Depreciation	(122)	(119)
Deferred taxes and other	64	(11)
Net income (loss)	$40	$(17)

The following table presents our proportionate results by geography for wind operations for the year ended December 31:

			Average
	Actual		revenue		Adjusted		Funds From		Net
	Generation (GWh)		per MWh		EBITDA		Operations		Income
(MILLIONS, EXCEPT AS NOTED)	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
North America
United States	452	421	$119	$107	$35	$40	$21	$20	$(7)	$(19)
Canada	969	1,016	100	103	80	84	53	56	54	-
	1,421	1,437	106	104	115	124	74	76	47	(19)
Europe	571	615	98	91	32	44	18	32	(8)	1
Brazil	266	186	64	48	13	8	6	5	1	1
Total	2,258	2,238	$99	$96	$160	$176	$98	$113	$40	$(17)

Funds From Operations decreased 13% or $15 million from the prior year to $98 million. While generation and average revenue per MWh were up from the prior year this was more than offset by a $12 million gain on the sale of our California wind facility and $8 million of hedging gains realized from our ongoing foreign currency program in Europe, both of which benefitted 2015.

Net income attributable to Unitholders increased by $57 million over the prior year due primarily to the benefit of a deferred tax recovery at our North American business.

North America

Adjusted for the sale of our 102 MW Californian wind facility which was sold in the third quarter of 2015, Funds From Operations increased by $11 million. The increase is due primarily to higher generation and lower interest costs due to the amortization of project-level debt. Additionally, 2016 benefitted from a $6 million settlement for lost revenue due to the wake effect at one of our facilities in the U.S.

As a result of the asset sale, generation and Funds From Operations declined by 27 GWh and $1 million, respectively.  2015 also benefitted from a $12 million gain from the sale.

Net income attributable to Unitholders increased by $66 million over the prior year due primarily to the benefit of a deferred tax recovery.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Europe

Funds From Operations decreased by $14 million over the prior year to $18 million. Generation was 7% below prior year due to weaker wind resource and a planned outage at one of our facilities. Additionally, in 2015, we benefited from a $8 million hedging gain relating to our ongoing foreign currency program.

Net loss attributable to Unitholders decreased by $9 million over the prior year due primarily to the above noted decrease in Funds From Operations.

Brazil

Funds From Operations was $1 million ahead of the prior year. Generation in Brazil was above the long-term average and the prior year due to improved wind conditions and contribution from a full year of generation from the facilities acquired.

Net income attributable to Unitholders was consistent year over year at $1 million.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

STORAGE AND OTHER OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for storage and other operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2016	2015
Generation (GWh) – actual	507	734
Revenue	$58	$59
Other income	(1)	-
Direct operating costs	(26)	(31)
Adjusted EBITDA	31	28
Interest expense	(12)	(5)
Funds From Operations	$19	$23
Depreciation	(18)	(12)
Deferred taxes and other	-	(5)
Net income	$1	$6

Funds From Operations at our pumped storage business decreased by $13 million from the prior year due to weak market conditions.

Funds From Operations from our North American Co-gen and Brazilian biomass facilities increased by $10 million from the prior year. Generation decreased due to limited availability of our Co-gen facilities as a result of weak natural gas prices resulting in a $8 million decrease in Funds From Operations. This was more than offset by an $18 million settlement at our Ontario Co-gen asset pertaining to the price escalator for power sold under power purchase agreements.

Net income attributable to Unitholders decreased by $5 million due to the above noted decrease in Funds From Operations.

CORPORATE

The following table presents our results for corporate for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2016	2015
Revenue	$1	$-
Other income	8	5
Direct operating costs	(24)	(23)
Adjusted EBITDA	(15)	(18)
Management service costs	(62)	(48)
Interest expense	(91)	(81)
Distributions on preferred LP Units and preferred shares	(40)	(31)
Funds From Operations	$(208)	$(178)
Deferred taxes and other	(25)	(34)
Net (loss)	$(233)	$(212)

Management fees increased due primarily to a higher LP Unit price compared to the prior year.

Interest expense increased following the C$500 million ($383 million) medium-term notes issued in third quarter of 2016.

Distributions on Preferred LP Units and Preferred Shares increased $9 million compared to the prior year as a result of the C$200 million ($152 million) Preferred LP Unit issuance completed in the second quarter of 2016.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

reconciliation of non-ifrs measures

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) for the year ended December 31, 2017:

										Contribution
	Attributable to Unitholders									from	Attributable
	Hydroelectric			Wind			Solar,	Corporate	Total	equity	to non-	As per
	North			North			Storage and			accounted	controlling	IFRS
($ MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil	Other			investments	interests	financials(1)
Revenues	945	191	243	161	46	26	67	-	1,679	(74)	1,020	2,625
Other income	1	2	12	-	-	-	6	19	40	(11)	18	47
Direct operating costs	(281)	(94)	(77)	(42)	(20)	(4)	(34)	(25)	(577)	28	(429)	(978)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	57	-	57
Adjusted EBITDA	665	99	178	119	26	22	39	(6)	1,142	-	609
Management service costs	-	-	-	-	-	-	-	(82)	(82)	-	-	(82)
Interest expense - borrowings	(180)	(42)	(18)	(45)	(10)	(6)	(17)	(89)	(407)	21	(246)	(632)
Current income taxes	1	(5)	(12)	-	(1)	-	(1)	-	(18)	1	(22)	(39)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	(28)	(28)	-	-	(28)
Preferred equity	-	-	-	-	-	-	-	(26)	(26)	-	-	(26)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	(22)	-	(22)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(341)	(341)
Funds From Operations	486	52	148	74	15	16	21	(231)	581	-	-
Adjusted sustaining capital expenditures(2)	-	-	-	-	-	-	-	-	(68)	-	-
Adjusted Funds From Operations	486	52	148	74	15	16	21	(231)	513	-	-
Adjusted sustaining capital expenditures(2)	-	-	-	-	-	-	-	-	68	-	-
Depreciation	(222)	(26)	(141)	(89)	(24)	(8)	(29)	-	(539)	22	(265)	(782)
Unrealized financial instrument loss	(3)	(3)	-	(1)	(12)	-	-	(10)	(29)	1	(5)	(33)
Deferred income tax expense	(67)	(10)	2	45	6	-	1	(3)	(26)	(3)	(20)	(49)
Other	(20)	6	(8)	(3)	(5)	2	(6)	(9)	(43)	13	2	(28)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	(33)	-	(33)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	288	288
Net income (loss) attributable to Unitholders(3)	174	19	1	26	(20)	10	(13)	(253)	(56)	-	-	(56)

(1)         Share of earnings from equity-accounted investments of $2 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $53 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)         Based on long-term sustaining capital expenditure plans.

(3)         Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) for the year ended December 31, 2016:
										Contribution
	Attributable to Unitholders									from	Attributable
	Hydroelectric			Wind			Storage	Corporate	Total	equity	to non-	As per
	North			North			and			accounted	controlling	IFRS
($ MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil	Other			investments	interests	financials(1)
Revenues	819	192	187	151	56	17	58	1	1,481	(37)	1,008	2,452
Other income	24	3	13	-	-	-	(1)	8	47	-	17	64
Direct operating costs	(295)	(107)	(70)	(36)	(24)	(4)	(26)	(24)	(586)	16	(468)	(1,038)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	21	-	21
Adjusted EBITDA	548	88	130	115	32	13	31	(15)	942	-	557
Management service costs	-	-	-	-	-	-	-	(62)	(62)	-	-	(62)
Interest expense - borrowings	(177)	(36)	(24)	(41)	(14)	(7)	(12)	(91)	(402)	12	(216)	(606)
Current income taxes	(4)	(6)	(9)	-	-	-	-	-	(19)	-	(25)	(44)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	(15)	(15)	-	-	(15)
Preferred equity	-	-	-	-	-	-	-	(25)	(25)	-	-	(25)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	(12)	-	(12)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(316)	(316)
Funds From Operations	367	46	97	74	18	6	19	(208)	419	-	-
Adjusted sustaining capital expenditures(2)	-	-	-	-	-	-	-	-	(67)	-	-
Adjusted Funds From Operations	367	46	97	74	18	6	19	(208)	352	-	-
Adjusted sustaining capital expenditures(2)	-	-	-	-	-	-	-	-	67	-	-
Depreciation	(244)	(31)	(125)	(80)	(38)	(4)	(18)	-	(540)	11	(252)	(781)
Unrealized financial instrument loss	1	-	-	-	-	-	2	(6)	(3)	(2)	1	(4)
Deferred income tax expense	31	6	7	49	6	-	-	(21)	78	-	19	97
Other	(27)	4	(5)	4	6	(1)	(2)	2	(19)	-	(19)	(38)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	(9)	-	(9)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	251	251
Net income (loss) attributable to Unitholders(3)	128	25	(26)	47	(8)	1	1	(233)	(65)	-	-	(65)

(1)         Share of earnings from equity-accounted investments of $nil is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $65 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)         Based on long-term sustaining capital expenditure plans.

(3)         Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) for the year ended December 31, 2015:
										Contribution
	Attributable to Unitholders									from	Attributable
	Hydroelectric			Wind			Storage	Corporate	Total	equity	to non-	As per
	North			North			and			accounted	controlling	IFRS
($ MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil	Other			investments	interests	financials(1)
Revenues	819	-	203	150	56	9	59	-	1,296	(44)	376	1,628
Other income	23	-	28	12	8	-	-	5	76	-	46	122
Direct operating costs	(285)	-	(67)	(38)	(20)	(1)	(31)	(23)	(465)	18	(105)	(552)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	26		26
Adjusted EBITDA	557	-	164	124	44	8	28	(18)	907	-	317
Management service costs	-	-	-	-	-	-	-	(48)	(48)	-	-	(48)
Interest expense - borrowings	(179)	-	(18)	(48)	(12)	(3)	(5)	(81)	(346)	6	(89)	(429)
Current income taxes	(5)	-	(10)	-	-	-	-	-	(15)	-	(3)	(18)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	(1)	(1)	-	-	(1)
Preferred equity	-	-	-	-	-	-	-	(30)	(30)	-	-	(30)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	(6)	-	(6)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(225)	(225)
Funds From Operations	373	-	136	76	32	5	23	(178)	467	-	-
Adjusted sustaining capital expenditures(2)									(60)
Adjusted Funds From Operations	373	-	136	76	32	5	23	(178)	407	-	-
Adjusted sustaining capital expenditures(2)	-	-	-	-	-	-	-	-	60	-	-
Depreciation	(218)	-	(113)	(83)	(32)	(4)	(12)	-	(462)	9	(161)	(614)
Unrealized financial instrument loss	1	-	-	2	-	-	(1)	(15)	(13)	1	3	(9)
Deferred income tax expense (recovery)	36	-	4	16	2	-	-	20	78	-	2	80
Other	14	-	(8)	(30)	(1)	-	(4)	(39)	(67)	-	-	(67)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	(10)	-	(10)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-		156	156
Net income (loss) attributable to Unitholders(3)	206	-	20	(19)	1	1	6	(212)	3	-	-	3

(1)         Share of earnings from equity-accounted investments of $10 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $69 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)         Based on long-term sustaining capital expenditure plans.

(3)         Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) for the three months ended December 31, 2017:
										Contribution
	Attributable to Unitholders									from	Attributable
	Hydroelectric			Wind			Solar,	Corporate	Total	equity	to non-	Total
	North			North			Storage and			accounted	controlling
($ MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil	Other			investments	interests
Revenues	217	51	64	53	12	7	26	-	430	(39)	266	657
Other income	-	-	2	-	-	-	6	18	26	(10)	6	22
Direct operating costs	(73)	(25)	(23)	(16)	(5)	(1)	(10)	(8)	(161)	13	(114)	(262)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	36	-	36
Adjusted EBITDA	144	26	43	37	7	6	22	10	295	-	158
Management service costs	-	-	-	-	-	-	-	(24)	(24)	-	-	(24)
Interest expense - borrowings	(44)	(10)	(6)	(15)	(1)	(1)	(8)	(23)	(108)	12	(59)	(155)
Current income taxes	-	(2)	(4)	-	-	-	-	-	(6)	-	(6)	(12)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	(7)	(7)	-	-	(7)
Preferred equity	-	-	-	-	-	-	-	(7)	(7)	-	-	(7)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	(12)	-	(12)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(93)	(93)
Funds From Operations	100	14	33	22	6	5	14	(51)	143	-	-
Depreciation	(57)	(2)	(36)	(28)	(8)	(2)	(10)	-	(143)	13	(52)	(182)
Unrealized financial instrument gain	(2)	-	-	-	5	-	(1)	1	3	1	3	7
Deferred income tax expense	(62)	(1)	(1)	32	1	-	1	(2)	(32)	(3)	3	(32)
Other	(7)	(4)	(2)	(4)	(13)	-	(10)	2	(38)	14	(23)	(47)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	(25)	-	(25)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	69	69
Net income (loss) attributable to Unitholders	(28)	7	(6)	22	(9)	3	(6)	(50)	(67)	-	-	(67)
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) for the three months ended December 31, 2016:
										Contribution
	Attributable to Unitholders									from	Attributable
	Hydroelectric			Wind			Storage	Corporate	Total	equity	to non-	Total
	North			North			and			accounted	controlling
($ MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil	Other			investments	interests
Revenues	162	56	46	38	15	5	10	1	333	(9)	247	571
Other income	-	-	3	-	-	-	-	1	4	-	5	9
Direct operating costs	(71)	(28)	(16)	(9)	(7)	(1)	(8)	(8)	(148)	5	(115)	(258)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	4	-	4
Adjusted EBITDA	91	28	33	29	8	4	2	(6)	189	-	137
Management service costs	-	-	-	-	-	-	-	(16)	(16)	-	-	(16)
Interest expense - borrowings	(44)	(10)	(5)	(10)	(5)	(2)	(3)	(23)	(102)	3	(60)	(159)
Current income taxes	-	(5)	(2)	-	-	-	-	-	(7)	-	(17)	(24)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	(4)	(4)	-	-	(4)
Preferred equity	-	-	-	-	-	-	-	(6)	(6)	-	-	(6)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	(3)	-	(3)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(60)	(60)
Funds From Operations	47	13	26	19	3	2	(1)	(55)	54	-	-
Depreciation	(63)	(9)	(33)	(20)	(13)	(1)	(5)	-	(144)	3	(47)	(188)
Unrealized financial instrument gain	1	-	-	-	-	-	1	2	4	(1)	(1)	2
Deferred income tax recovery	13	12	4	49	1	-	-	(28)	51	-	44	95
Other	(19)	(1)	(1)	(3)	8	-	(4)	8	(12)	-	(20)	(32)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	(2)	-	(2)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	24	24
Net income (loss) attributable to Unitholders	(21)	15	(4)	45	(1)	1	(9)	(73)	(47)	-	-	(47)
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

The following table reconciles net loss attributable to Limited partners’ equity and loss per LP Unit, the most directly comparable IFRS measures, to Funds From Operations, Funds From Operations per Unit and Adjusted EBITDA, all non-IFRS financial metrics for the year ended December 31:
						Per unit
(MILLIONS, EXCEPT AS NOTED)	2017	2016	2015	2014	2013	2017	2016	2015	2014	2013
Net loss attributable to:
Limited partners' equity	$(32)	$(36)	$2	$58	$69	$(0.18)	$(0.23)	$0.01	$0.22	$0.27
General partnership interest in a holding
subsidiary held by Brookfield	$(1)	$-	$-	$1	$1	-	-	-	$-	$-
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units
held by Brookfield	(23)	(29)	1	55	67	-	-	-	0.20	0.25
Net loss attributable to Unitholders	$(56)	$(65)	$3	$114	$137	$(0.18)	$(0.23)	$0.01	$0.42	$0.52
Depreciation	539	540	462	456	481	1.76	1.87	1.68	1.68	1.81
Unrealized financial instruments loss	29	3	13	2	(30)	0.09	0.01	0.05	0.01	(0.11)
Deferred income tax expense (recovery)	26	(78)	(78)	(29)	(18)	0.09	(0.27)	(0.28)	(0.11)	(0.07)
Other	43	19	67	17	24	0.14	0.07	0.23	0.07	0.09
Funds From Operations	$581	$419	$467	$560	$594	$1.90	$1.45	$1.69	$2.07	$2.24
Adjusted sustaining capital expenditures	(68)	(67)	(60)	(58)	(56)
Adjusted Funds From Operations	513	352	407	502	538
Adjusted sustaining capital expenditures	68	67	60	58	56
Distributions attributable to:
Preferred limited partners equity	28	15	1	-	-
Preferred equity	26	25	30	38	37
Current income taxes	18	19	15	6	17
Interest expense - borrowings	407	402	346	353	366
Management service costs	82	62	48	51	41
Proportionate Adjusted EBITDA	1,142	942	907	1,008	1,055
Attributable to non-controlling interests	609	557	317	211	156
Consolidated Adjusted EBITDA	1,751	1,499	1,224	1,219	1,211
Weighted average Units outstanding(1)						305.77	288.69	275.64	271.08	265.25

(1)         Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

The following table reconciles net loss attributable to Limited partners’ equity and loss per LP Unit, the most directly comparable IFRS measures, to Funds From Operations, and Funds From Operations per Unit, both non-IFRS financial metrics for the three months ended December 31:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2017	2016	2017	2016
Net loss attributable to:
Limited partners' equity	$(38)	$(26)	$(0.22)	$(0.16)
General partnership interest in a holding
subsidiary held by Brookfield	(1)	-	-	-
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units
held by Brookfield	(28)	(21)	-	-
Net loss attributable to Unitholders	$(67)	$(47)	$(0.22)	$(0.16)
Depreciation	143	144	0.46	0.48
Unrealized financial instruments gain	(3)	(4)	(0.01)	(0.01)
Deferred income tax expense (recovery)	32	(51)	0.10	(0.17)
Other	38	12	0.13	0.04
Funds From Operations	$143	$54	$0.46	$0.18
Weighted average Units outstanding(1)			312.63	299.06

(1)         Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

CONTRACT PROFILE

We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because they are becoming increasingly cost competitive.

In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium to long term to serve growing demand. In these markets contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium term.

The following table sets out our contracts over the next five years for generation output in North America, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 90% and 70% respectively, of the long-term average and we would expect to maintain this going forward.

FOR THE YEAR ENDED DECEMBER 31	2018	2019	2020	2021	2022
Generation (GWh)
Contracted(1)
Hydroelectric
North America
United States(2)	7,126	7,011	6,306	6,099	4,791
Canada	5,051	5,051	3,584	3,091	3,045
	12,177	12,062	9,890	9,190	7,836
Wind
North America
United States	1,316	1,302	1,261	1,226	1,214
Canada	1,197	1,197	1,197	1,197	1,197
	2,513	2,499	2,458	2,423	2,411
Europe	458	458	404	397	391
Other(3)	127	127	127	127	127
	3,098	3,084	2,989	2,947	2,929
Solar	456	456	456	456	456
Contracted on a proportionate basis	15,731	15,602	13,335	12,593	11,221
Uncontracted on a proportionate basis	1,438	1,567	3,834	4,576	5,948
Long-term average on a proportionate basis	17,169	17,169	17,169	17,169	17,169
Non-controlling interests	12,768	12,768	12,768	12,768	12,768
Total long-term average	29,937	29,937	29,937	29,937	29,937

Contracted generation - as at December 31, 2017
% of total generation on a proportionate basis	92%	91%	78%	73%	65%

Price per MWh - total generation on a
proportionate basis	$75	$76	$81	$82	$88

(1)            Assets under construction are included when long-term average and pricing details are available and the commercial operation date is established in a definitive construction contract. In the years 2018 to 2022, on a proportionate basis, there is 38 GWh contributed from assets under construction that meet the aforementioned conditions.

(2)            Includes generation of 820 GWh for 2018 and 705 GWh for 2019 GWh secured under financial contracts.

(3)            Includes generation from China, India, Malaysia, Thailand, South Africa and Uruguay.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Our North American portfolio has a weighted-average remaining contract duration of 20 years (on a proportionate basis). Over the next five years, five contracts at our hydroelectric facilities are expiring, including one in 2020, two in 2021 and two in 2022 with annual long-term average (on a proportionate basis) of 1,467 GWh, 850 GWh and 1,271 GWh, respectively. We expect on average to recontract expiring contracts at levels equal to or greater than the rates of the expiring contracts. The majority of the expiring contracts are in line with current merchant prices.

In our Brazilian and Colombian portfolios, we have a weighted-average remaining duration on our contracts of 8 years and 2 years (on a proportionate basis), respectively. We continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation so as to mitigate hydrology risk.

In our European wind portfolio, we have a weighted-average remaining duration of 9 years (on a proportionate basis).

In other countries we have a weighted-average remaining duration of 18 years (on a proportionate basis).

The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The overall composition of our contracted generation on a proportionate basis under power purchase agreements is comprised of Brookfield (42%), public power authorities (21%), distribution companies (18%) and industrial users (19%).

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

PART 5 - liquidity and capital Resources

Capitalization

A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis.

The following table summarizes our capitalization as at December 31:

(MILLIONS, EXCEPT AS NOTED)	2017	2016
Credit facilities(1)	$887	$673
Corporate borrowings(2)	1,665	1,556
Subsidiary borrowings(3)(4)	8,774	7,953
Long-term indebtedness	11,326	10,182
Deferred income tax liabilities, net of deferred income tax assets	3,411	3,652
Equity	14,282	12,672
Total capitalization	$29,019	$26,506
Debt to total capitalization	39%	38%

(1)       Comprised of $685 million borrowed under unsecured corporate credit facilities guaranteed by Brookfield Renewable and $202 million borrowed under a subscription credit facility of a Brookfield sponsored private fund.

(2)       Amounts are unsecured and guaranteed by Brookfield Renewable.

(3)       Asset-specific, non-recourse borrowings secured against the assets of certain Brookfield Renewable subsidiaries.

(4)       Net of cash and cash equivalents on TerraForm Global's balance sheet which, under the indenture, is not available for distribution.

Credit facility draws have increased by $214 million to $887 million since December 31, 2016. The increase is primarily attributable to draws related to the acquisition of TerraForm Global. The draw on the subscription facility, which matures in 2019, is expected to be repaid in 2018.

The strengthening of the Canadian dollar against the U.S. dollar during the year ended December 31, 2017 resulted in an increase in corporate borrowings of $109 million from December 31, 2016.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Available liquidity

The following table summarizes the available liquidity as at December 31:

(MILLIONS)	2017	2016
Consolidated cash and cash equivalents(1)	$359	$223
Less: cash and cash equivalents attributable to
participating non-controlling interests in operating subsidiaries	(191)	(135)
Brookfield Renewable's share of cash and cash equivalents	168	88
Available-for-sale securities	159	136
Credit facilities
Authorized credit facilities	2,090	1,890
Draws on credit facilities(2)	(685)	(673)
Issued letters of credit	(193)	(250)
Available portion of credit facilities	1,212	967
Available liquidity	$1,539	$1,191

(1)         Net of cash and cash equivalents on TerraForm Global's balance sheet which, under the indenture, is not available for distribution.

(2)         Draws were comprised of $685 million borrowed under unsecured corporate credit facilities guaranteed by Brookfield Renewable. Excludes the $202 million borrowed under a subscription credit facility of a Brookfield sponsored private fund.

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions, withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation, and to finance the business on an investment-grade basis. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on subsidiary borrowings and proceeds from the issuance of various securities through public markets.

Credit facilities and subsidiary borrowings

During the year ended December 31, 2017 we completed the following financing activities:

•          Extended the maturity of our $1.6 billion corporate credit facility by one year to June 2022;

•          Increased the unsecured revolving credit facility provided by Brookfield Asset Management from $200 million to $400 million; and

•          Financed $3.1 billion of long-term debt at average rates of 4.5% reducing our proportionate floating rate exposure to 13% and extended our proportionate average term to maturity to 10 years.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis as at December 31 is presented in the following table:

	2017			2016
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)		rate (%)	(years)
Corporate borrowings	4.5	6.4	$1,670	4.5	7.4	$1,562
Credit facilities	2.6	4.5	887	1.9	4.5	673

Proportionate subsidiary borrowings
Hydroelectric	6.1	10.5	3,741	6.5	8.6	3,640
Wind	5.1	11.3	1,286	4.8	12.8	1,030
Solar, storage and other	5.7	9.2	733	5.1	9.6	217
	5.8	10.5	5,760	6.1	9.5	4,887
Total proportionate debt			$8,317			$7,122
Proportionate unamortized financing
fees, net of unamortized premiums			(47)			(45)
Brookfield Renewable's share			8,270			7,077
Subsequent financings(1)			(33)			-
Equity accounted borrowings			(834)			(233)
Non-controlling interests			4,363			3,338
As per IFRS Statements			$11,766			$10,182

(1)            Adjusted to reflect the financing initiatives, associated with a hydroelectric and a storage facility, finalized subsequent to year-end.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

The following table summarizes our undiscounted principal repayments, schedule amortization and interest payable on a proportionate basis as at December 31, 2017:

(MILLIONS)	2018	2019	2020	2021	2022	Thereafter	Total
Principal repayments
Corporate borrowings and
credit facilities	159	202	377	-	984	835	$2,557
Subsidiary borrowings
Hydro(1)	104	145	396	237	215	2,644	3,741
Wind	77	75	79	84	122	849	1,286
Solar, storage and other(1)	14	16	15	85	51	552	733
	195	236	490	406	388	4,045	5,760
Total	354	438	867	406	1,372	4,880	$8,317
Interest payable(2)
Corporate borrowings and
credit facilities	95	85	85	66	58	192	$581
Subsidiary borrowings
Hydro(1)	225	216	200	169	154	796	1,760
Wind	61	54	51	47	43	178	434
Solar, storage and other(1)	44	39	39	38	30	136	326
	330	309	290	254	227	1,110	2,520
Total	425	394	375	320	285	1,302	$3,101

(1)            Adjusted to reflect the financing initiatives, associated with a hydroelectric and a storage facility, finalized subsequent to year-end.

(2)            Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.

We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through 2022 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.

Our sole near term maturity is our C$200 million ($159 million) Series 3 medium-term notes which mature in November 2018.

As part of the TerraForm Global transaction, Brookfield Renewable acquired assets with project level financings that were in default prior to the acquisition, had outstanding principal amounts totaling $342 million, and mature in 2031.  As at December 31, 2017, the loans were not in compliance with certain covenants due to the SunEdison Bankruptcy, as well as issues with contractors under the engineering, procurement and construction contract. The loan balances have been classified as current as at December 31, 2017 on our IFRS financial statements. Brookfield Renewable is currently working with all the lenders to cure such defaults and release the restrictions place on the projects.  As we expect a successful outcome, we have presented these loans according to their original maturity date in the above maturity table.  Except for the aforementioned defaults, Brookfield Renewable complied with all material financial covenants as of December 31, 2017.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

The overall maturity profile and average interest rates associated with our borrowings and credit facilities on a proportionate basis as at December 31 are as follows:

	Average term (years)		Average interest rate (%)

	2017	2016	2017	2016
Corporate borrowings	6.4	7.4	4.5	4.5
Credit facilities	4.5	4.5	2.6	1.9
Subsidiary borrowings(1)	10.5	9.5	5.8	6.1

(1)            Adjusted to reflect the financing initiatives, associated with a hydroelectric and a storage facility, finalized subsequent to year-end.

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items in the audited annual consolidated statements of cash flows, for the year ended December 31:

(MILLIONS)	2017	2016	2015
Cash flow provided by (used in):
Operating activities	$928	$632	$588
Financing activities	(27)	2,709	(33)
Investing activities	(328)	(3,191)	(623)
Foreign exchange gain on cash	3	10	(19)
Increase (decrease) in cash and cash equivalents	$576	$160	$(87)

Cash and cash equivalents as at December 31, 2017 totaled $799 million, representing an increase of $576 million since December 31, 2016.

Operating Activities

Cash flows provided by operating activities totaled $928 million in 2017, a $296 million or 47% increase from 2016. The increase is primarily due to a $162 million increase in Funds From Operations as a result of a return to normal hydrology, advancement of our organic initiatives and contributions from new acquisitions. The impact from the net change in working capital balances is supported by the table below.

Cash flows provided by operating activities totaling $632 million for the year ended December 31, 2016 represent a year-over-year increase of $44 million.

Net change in working capital

The net change in working capital balances shown in the consolidated statements of cash flows for the year ended December 31 is comprised of the following:

(MILLIONS)	2017	2016	2015
Trade receivables and other current assets	$(40)	$30	$(72)
Accounts payable and accrued liabilities	32	(160)	2
Other assets and liabilities	(17)	(7)	8
	$(25)	$(137)	$(62)
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Financing Activities

Cash flows used in financing activities totaled $27 million for the year ended December 31, 2017. Long-term debt – borrowings, net of repayments, totaling $267 million were related to the growth in our portfolio and our project-level financing initiatives. The capital provided by participating non-controlling interests – in operating subsidiaries relates to the growth in our portfolio with our institutional partners and amounted to $294 million. To fund growth in our portfolio, capital markets activities resulted in the issuance of LP Units and Preferred LP Units providing net proceeds of $598 million. Distributions of $539 million paid to Participating non-controlling interests – in operating subsidiaries was primarily due to higher dividends paid out of our Colombian business and the sale of our Irish wind portfolio.

For the year ended December 31, 2017, distributions paid to LP Unitholders and Redeemable/Exchangeable Partnership Unitholders were $591 million (2016: $522 million and 2015: $461 million). We increased our distributions to $1.87 per LP Unit, an increase of 9 cents per LP Unit which took effect in the first quarter of 2017. The distributions paid to preferred shareholders, preferred limited partners’ unitholders and participating non-controlling interests - in operating subsidiaries totaled $590 million (2016: $156 million and 2015: $239 million).

Cash flows provided by financing activities totaled $2,709 million for the year ended December 31, 2016. Long-term debt – borrowings totaling $3,477 million were related to the growth in our portfolio, our subsidiary financing initiatives and the issuance of corporate medium-term notes. Long-term debt – repayments totaling $1,975 million were related to the repayment of our Series 6, medium-term notes upon maturity and our subsidiary financing initiatives. The capital provided by participating non-controlling interests – in operating subsidiaries relates to the growth in our portfolio with our institutional partners and amounted to $2,621 million. An amount of $1,540 million was paid for the shares owned by public shareholders of Isagen, in regards to the mandatory tender offers (“MTOs”), which included $6 million in related acquisition costs. The issuance of LP units and Preferred LP units provided net proceeds of $657 million and $147 million, respectively.

For the year ended December 31, 2016, distributions paid to unitholders of Brookfield Renewable or BRELP were $522 million (2015: $461 million and 2014: $480 million). We increased our distributions to $1.78 per LP Unit, an increase of 12 cents per LP Unit which took effect in the first quarter of 2016. The distributions paid to preferred shareholders, preferred limited partners’ unitholders and participating non-controlling interests - in operating subsidiaries totaled $156 million (2015: $239 million and 2014: $188 million).

Investing Activities

Cash flows used in investing activities totaled $328 million for the year ended December 31, 2017. Our acquisitions of TerraForm Global and an Irish wind facility along with investments in TerraForm Power and a European storage portfolio, totaled $62 million, net of cash acquired. Our continued investment in the development of power generating assets and sustainable capital expenditures was $217 million and $138 million, respectively. Proceeds from the sale of the Irish wind facility were $150 million.

Cash flows used in investing activities for the year ended December 31, 2016 totaled $3,191 million. Our investment in Isagen, a hydroelectric portfolio in Brazil, a hydroelectric portfolio in Pennsylvania and a wind development project in Ireland totaled $2,769 million, net of cash acquired. Our investment in the development of power generating assets and sustainable capital expenditures was $251 million and $118 million, respectively. Our investment in available-for-sale securities amounted to $60 million.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

SHARES AND UNITS OUTSTANDING

Shares and units outstanding as at December 31 are as follows:

	2017	2016
Class A Preference Shares
Balance, beginning of year	31,035,967	33,921,463
Preference Shares exchanged for Preferred LP Units	-	(2,885,496)
Balance, end of year	31,035,967	31,035,967
Class A Preferred LP Units
Balance, beginning of year	17,885,496	7,000,000
Issuance of Preferred LP Units(1)	10,000,000	8,000,000
Preference Shares exchanged for Preferred LP Units	-	2,885,496
Balance, end of year	27,885,496	17,885,496

GP interest	2,651,506	2,651,506

Redeemable/Exchangeable partnership units	129,658,623	129,658,623

LP Units
Balance, beginning of year	166,839,324	143,188,170
Issuance of LP Units	13,247,000	23,352,208
Distribution reinvestment plan	302,037	298,946
Balance, end of year	180,388,361	166,839,324

Total LP Units on a fully-exchanged basis(2)	310,046,984	296,497,947

(1)            Subsequent to the end of the year, Brookfield Renewable issued 10,000,000 Series 13 Preferred LP Units. See “PART 8 - Subsequent Events”.

(2)            The fully-exchanged amounts assume the exchange of all Redeemable/ Exchangeable partnership units for LP Units.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

DIVIDENDS AND DISTRIBUTIONS

Dividends and distributions declared and paid for the year ended December 31 are as follows:

	Declared			Paid
(MILLIONS)	2017	2016	2015	2017	2016	2015
Class A Preference Shares	$26	$25	$30	$25	$25	$31
Class A Preferred LP Units	$28	$15	$1	$26	$12	$-
Participating non-controlling
interests - in operating subsidiaries	$539	$119	$208	$539	$119	$208

GP interest and Incentive distributions	$35	$24	$12	$34	$23	$12
Redeemable/Exchangeable partnership units	$243	$232	$217	$242	$230	$216
LP Units	$328	$281	$239	$315	$269	$233

LP Unitholder distributions on an annualized, per LP Unit basis, were increased as follows:

Date of	Amount of	Annual	Distribution
Increase	Increase	Distribution	Effective Date
February 2014	$0.10	$1.55	March 2014
February 2015	$0.11	$1.66	March 2015
February 2016	$0.12	$1.78	March 2016
February 2017	$0.09	$1.87	March 2017
February 2018	$0.09	$1.96	March 2018

Contractual obligations

Please see Note 26 – Commitments, contingencies and guarantees in the audited annual consolidated financial statements, for further details on the following:

•          Commitments  –  Water, land, and dams usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects

•          Contingencies  –  Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit

•         Guarantees  – Nature of all the indemnification undertakings

Off-STATEMENT OF FINANCIAL POSITION Arrangements

Brookfield Renewable has no off-statement of financial position financing arrangements.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

PART 6 - SELECTED ANNUAL AND QUARTERLY INFORMATION

HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31
(MILLIONS, EXCEPT AS NOTED)	2017	2016	2015	2014	2013
Operational information:
Capacity (MW)	16,369	10,731	7,284	6,707	5,849
Total generation (GWh)
Long-term average generation	42,334	38,982	24,467	22,315	20,303
Actual generation	43,385	34,071	23,332	22,548	22,222

Proportionate generation (GWh)
Long-term average generation	23,251	22,362	18,749	17,942	17,050
Actual generation	23,968	20,222	17,662	18,173	18,927
Average revenue ($ per MWh)	70	71	71	78	79

Additional financial information:
Net (loss) income attributable to
Unitholders	$(56)	$(65)	$3	$114	$137
Basic income (loss) per LP Unit(1)	(0.18)	(0.23)	0.10	0.42	0.52
Consolidated Adjusted EBITDA(2)	1,751	1,499	1,224	1,219	1,211
Proportionate Adjusted EBITDA(2)	1,142	942	907	1,008	1,055
Funds From Operations(2)	581	419	467	560	594
Adjusted Funds From Operations(2)	513	352	407	502	538
Funds From Operations per LP Unit	1.90	1.45	1.69	2.07	2.24
Distribution per LP Unit	1.87	1.78	1.66	1.55	1.45
AS AT DECEMBER 31
(MILLIONS, EXCEPT AS NOTED)	2017	2016	2015	2014	2013
Property, plant and equipment, at fair value	$27,096	$25,257	$18,358	$18,566	$15,741
Equity-accounted investments	721	206	197	273	290
Total assets	30,904	27,737	19,507	19,849	16,999

Long-term debt and credit facilities	11,766	10,182	7,338	7,678	6,623
Deferred income tax liabilities	3,588	3,802	2,695	2,637	2,265
Total liabilities	16,622	15,065	10,744	10,968	9,463

Participating non-controlling interests - in
operating subsidiaries	6,298	5,589	2,587	2,062	1,303
General partnership interest in a holding
subsidiary held by Brookfield	58	55	52	59	54
Participating non-controlling interests - in
a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	2,843	2,680	2,559	2,865	2,657
Preferred equity	616	576	610	728	796
Preferred limited partners' equity	511	324	128	-	-
Limited partners' equity	3,956	3,448	2,827	3,167	2,726
Total equity	14,282	12,672	8,763	8,881	7,536
Debt to capitalization	40%	38%	39%	40%	41%

(1)       For the year ended December 31, 2017, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 305.8 million (2016: 288.7 million, 2015: 275.6 million, 2014: 271.1 million and 2013: 265.3 million).

(2)       Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

SUMMARY OF HISTORICAL QUARTERLY RESULTS

The following is a summary of unaudited quarterly financial information for the last twelve consecutive quarters on a consolidated basis:

	2017				2016				2015
(MILLIONS, EXCEPT AS NOTED)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total Generation (GWh) - LTA	12,198	9,098	10,674	10,364	10,319	9,092	10,728	8,843	6,067	5,164	6,929	6,307
Total Generation (GWh) - actual	11,913	9,370	11,618	10,484	8,728	7,522	8,792	9,029	6,117	4,992	6,400	5,823
Proportionate Generation (GWh) - LTA	6,030	5,053	6,279	5,889	5,739	5,068	6,214	5,341	4,609	3,948	5,348	4,844
Proportionate Generation (GWh) - actual	5,890	5,198	6,719	6,161	4,734	4,395	5,197	5,896	4,553	3,715	4,834	4,560
Net income (loss) attributable to Unitholders	$(67)	$(43)	$38	$16	$(47)	$(33)	$(28)	$43	$(26)	$(17)	$17	$29
Basic (loss) earnings per LP Unit	(0.22)	(0.14)	0.13	0.05	(0.16)	(0.12)	(0.11)	0.16	(0.09)	(0.07)	0.07	0.10
Consolidated Adjusted EBITDA	453	381	460	457	326	335	380	458	261	243	381	339
Proportionate Adjusted EBITDA	295	233	311	303	189	213	237	303	192	189	261	265
Funds From Operations	143	91	181	166	54	73	105	187	88	80	146	153
Funds From Operations per Unit	0.46	0.29	0.61	0.55	0.18	0.24	0.37	0.68	0.32	0.28	0.53	0.56
Distribution per LP Unit	0.468	0.468	0.468	0.468	0.445	0.445	0.445	0.445	0.415	0.415	0.415	0.415
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

PROPORTIONATE RESULTS FOR THE FOURTH QUARTER

The following chart reflects the generation and summary financial figures on a proportionate basis  for the three months ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Hydroelectric
North America	3,076	2,589	3,143	3,142	$217	$162	$144	$91	$100	$47	$(28)	$(21)

Colombia	978	924	935	989	51	56	26	28	14	13	7	15

Brazil	867	451	978	891	64	46	43	33	33	26	(6)	(4)
	4,921	3,964	5,056	5,022	332	264	213	152	147	86	(27)	(10)

Wind
North America	648	404	693	454	53	38	37	29	22	19	22	45

Europe	128	149	146	181	12	15	7	8	6	3	(9)	(1)

Brazil	74	74	82	82	7	5	6	4	5	2	3	1
	850	627	921	717	72	58	50	41	33	24	16	45

Solar, Storage & Other	119	143	53	-	26	10	22	2	14	(1)	(6)	(9)

Corporate	-	-	-	-	-	1	10	(6)	(51)	(55)	(50)	(73)

Total	5,890	4,734	6,030	5,739	$430	$333	$295	$189	$143	$54	$(67)	$(47)
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Funds From Operations increased by $89 million to $143 million supported by the return to long-term average generation, advancement of our organic initiatives and contributions from new acquisitions. Generation increased by 24% primarily as a result of improved hydrology in North America, as well as the contribution from our recent acquisitions and commissioned development projects. In Q4 2016, we experienced an unplanned outage at one of our Brazilian hydroelectric facilities resulting in 377 GWh of lost generation. Average realized pricing of $73 per MWh increased by 4% due primarily to strong market pricing North America.

Contributions from our recent acquisitions and the commissioning of development projects contributed $10 million to Funds From Operations for the quarter. The sale of the 137 MW Irish wind facility in the first quarter of 2017 would have contributed $2 million of Funds From Operations in the quarter.

Net loss attributable to Unitholders decreased by $20 million over the prior year as the above noted increase in Funds From Operations was offset primarily by additional depreciation on our growing portfolios and deferred tax expenses attributable to the U.S. tax reforms.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

PART 7 - BUSINESS RISKS AND RISK MANAGEMENT

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Management’s objectives are to protect Brookfield Renewable against material economic exposures and variability of results from various financial risks that include electricity price risk, foreign currency risk, interest rate risk, credit risk, and liquidity risk. These risks are further discussed in Note 5 - Risk Management and Financial Instruments in the audited annual consolidated financial statements.

The following table outlines Brookfield Renewable’s financial risks and how they are managed:

Financial Risk	Description of Risk	Management of Risk
Electricity price	We have exposure to movements in the market price of electricity.

•         Enter into long-term contracts that specify the price at which electricity is sold

•         Maintain a portfolio of short, medium, and long-term contracts to mitigate our exposure to short-term fluctuations in electricity prices

•         Ensure limits and controls are in place for trading activities

•         As of December 31, 2017, we had approximately 92% (2016: 95%) of 2018 production, excluding Brazil and Colombia, on a proportionate basis under short-term and long-term power purchase agreements and financial contracts. See “Part 4 – Financial Performance Review on Proportionate Information”

Foreign currency

We are exposed to foreign currency risk – including Canadian dollar, Brazilian real, Euro, British pound sterling, Colombian peso, Indian rupee, South African rand, Malaysian ringgit, Thai baht and Chinese yuan – related to operations, anticipated transactions, and certain foreign currency debt.

•         Enter into foreign currency contracts designed to minimize the exposure to foreign currency fluctuations

•         40% of cash flow is generated in the United States while Canadian Dollar and Euro exposure, representing 30% of our portfolio, is proactively managed through foreign currency contracts

•         No foreign currency contracts to hedge our South American and Asian exposures – representing 30% of our portfolio – due to the high associated costs.  However, these specific exposures are mitigated by the annual inflation-linked escalations in our power purchase agreements

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Financial Risk	Description of Risk	Management of Risk
Interest rate	We are exposed to risk on the interest rates of our debt, and on dividend and distribution rate resets on our Preferred Shares and Preferred LP Units, respectively.

•         Assets largely consist of long duration physical assets, and financial liabilities consist primarily of long-term fixed rate debt or floating-rate debt that has been swapped to fixed rates with interest rate financial instruments to minimize the exposure to interest rate fluctuations

•         Enter into interest rate contracts to lock-in fixed rates on certain anticipated future debt issuances

•         Our proportionate floating rate exposure represents 13% of our total debt, after affecting for variable rate debt that has been hedged through the use of interest rate swaps.  Our floating rate exposure arises primarily from our South American operations, as we have no interest rate swaps to hedge our exposures due to the high associated costs.

Credit

We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported in the statements of financial position. We are exposed to credit risk if counterparties to our energy contracts, interest rate swaps, forward foreign exchange contracts and physical electricity and gas transactions as well as trade receivables are unable to meet their obligations.

•         Diverse counterparty base with long standing credit histories

•         Exposure to counterparties with investment-grade credit ratings

•         Use of standard trading contracts and other standard credit risk mitigation techniques

•         As at December 31, 2017, 99% (2016: 95%) of Brookfield Renewable’s trade receivables were current

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Financial Risk	Description of Risk	Management of Risk
Liquidity

We are exposed to liquidity risk for financial liabilities.

We are also subject to internal liquidity risk because we conduct our business activities through separate legal entities (subsidiaries and affiliates) and are dependent on receipts of cash from those entities to defray corporate expenses and to make dividend and distribution payments to shareholders and Unitholders, respectively. Under the credit agreements for subsidiary debt, it is conventional for distributions of cash to Brookfield Renewable to be prohibited if the loan is in default (notably for non-payment of principal or interest) or if the entity fails to achieve a benchmark debt service coverage ratio.  For the year ended December 31, 2017, Brookfield Renewable and its subsidiaries were in compliance with majority of its debt covenants except covenants mentioned in Note 18 – Capital Management.

•         As at December 31, 2017, available liquidity was $1.5 billion.  Liquidity is comprised of our share of cash and cash equivalents, available-for-sale securities and undrawn corporate line of credit available of $168 million, $159 million and $1.2 billion, respectively.  Details of the available portion of credit facilities and debt maturity ladder are included in “PART 5 - Liquidity and Capital Resources”

•         Effective and regular monitoring of debt covenants

•         Target investment grade debt or debt with investment grade characteristics with the ability to absorb volatility in cash flows

•         Long-term duration of debt instruments and the diversification in maturity dates over an extended period of time

•         Sufficient cash from operating activities, access to undrawn credit facilities, and possible capital markets financing to fund our operations and fulfill our obligations as they become due

•         Ensure access to public capital markets and maintain a strong investment grade credit rating

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

risk factors

The following represents the most relevant risk factors relating to Brookfield Renewable’s business, and is not all-inclusive. For a description of other possible risks such as: uncontracted generation in our portfolio, general industry risks, force majeure, insurance limits, litigation, community and stakeholder relations, newly developed technologies, labor relations, the supply of feedstock for our biomass cogeneration facilities, greenfield development growth, sourcing and financing of acquisition opportunities, operational arrangements with partially owned investments, the issuance of equity or debt for future acquisitions and developments, new markets in foreign countries, general role, relationship and operational issues with Brookfield Asset Management, and general risks related to our limited partnership units, general taxation issues – domestic and foreign, please see the Form 20-F and other public disclosures which can be  accessed at EDGAR  and SEDAR.

Risks Related to Our Operations and the Renewable Power Industry

Changes to hydrology at our hydroelectric facilities, wind conditions at our wind energy facilities, irradiance at our solar facilities or weather conditions generally at any of our facilities could materially adversely affect the volume of electricity generated.

The revenues generated by our facilities are correlated to the amount of electricity generated, which in turn is dependent upon available water flows and upon wind, irradiance and weather conditions generally. Hydrology, wind, irradiance and weather conditions have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors. A natural disaster could also impact water flows within the watersheds in which we operate. Wind energy and solar energy are highly dependent on weather conditions and, in particular, on wind conditions and irradiance, respectively.  The profitability of a wind farm depends not only on observed wind conditions at the site, which are inherently variable, but also on whether observed wind conditions are consistent with assumptions made during the project development phase or when a given project was acquired. Similarly, projections of solar resources depend on assumptions about weather patterns, shading and irradiance, which are inherently uncertain and may not be consistent with actual conditions at the site. A sustained decline in water flow at our hydroelectric facilities or in wind conditions at our wind energy facilities or of irradiance at our solar facilities could lead to a material adverse change in the volume of electricity generated, revenues and cash flow. Weather conditions have historically caused variability in sugarcane harvest.  A decline in sugarcane supply caused by drought, frost or floods, to the sugar and ethanol mills that are the feedstock suppliers of our biomass cogeneration facilities, could limit the volume of electricity these facilities are able to generate.

Supply and demand in the energy market is volatile and such volatility could have an adverse impact on electricity prices and a material adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.

A portion of Brookfield Renewable’s revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the markets in which Brookfield Renewable operates. Wholesale market electricity prices are impacted by a number of factors including: the price of fuel (for example, natural gas) that is used to generate electricity; the management of generation and the amount of excess generating capacity relative to load in a particular market; the cost of controlling emissions of pollution, including the cost of emitting CO2; the structure of the electricity market; and weather conditions (such as extremely hot or cold weather) that impact electrical load. More generally, there is uncertainty surrounding the trend in electricity demand growth, which is influenced by: macroeconomic conditions; absolute and relative energy prices; and energy conservation and demand-side management. Correspondingly, from a supply perspective, there are uncertainties associated with the timing of generating plant retirements – in part driven by environmental regulations – and with the scale, pace and structure of replacement capacity, again reflecting a complex interaction of economic and political pressures and environmental preferences. For example, declines in natural gas prices have impacted prices in power markets in North America. This volatility and uncertainty in the power market generally, including the non-renewable power market, could have a material adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

As our contracts expire, we may not be able to replace them with agreements on similar terms.

Certain power purchase agreements in our portfolio will be subject to re-contracting in the future. If the price of electricity in power markets is declining at the time of such re-contracting, it may impact our ability to re-negotiate or replace these contracts on terms that are acceptable to us, or at all. We cannot provide any assurance that we will be able to re-negotiate or replace these contracts once they expire, and even if we are able to do so, we cannot provide any assurance that we will be able to obtain the same prices or terms we currently receive. If we are unable to re-negotiate or replace these contracts, or unable to secure prices at least equal to the current prices we receive, our business, financial condition, results of operation and prospects could be adversely affected.

Conversely, a significant percentage of our sales will be made by facilities subject to indefinite term contracts with Brookfield (taking into account its rights of renewal) at fixed prices per MWh. Accordingly, with respect to those facilities, our ability to realize improved revenues due to increases in market prices may be limited.

A significant portion of the power we generate is sold under long-term power purchase agreements with Brookfield, public utilities or industrial or commercial end-users, some of whom may not be rated by any rating agency. For example, as at December 31, 2017, approximately 42% of our 2018 contracted generation (on a proportionate basis) was with Brookfield entities, the majority of which are not publicly rated and whose obligations are not guaranteed by Brookfield Asset Management.

Increases in water rental costs (or similar fees) or changes to the regulation of water supply may impose additional obligations on Brookfield Renewable.

Water rights are generally owned or controlled by governments that reserve the right to control water levels or impose water-use requirements as a condition of license renewal that differ from those arrangements in place today. We are required to pay taxes, make rental payments or pay similar fees for use of water and related rights once our hydroelectric projects are in commercial operation. Significant increases in water rental costs or similar fees or changes in the way that governments regulate water supply could, if imposed at a material number of our assets in our portfolio, have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

Advances in technology could impair or eliminate the competitive advantage of our projects.

Technology related to the production of renewable power and conventional power generation are continually advancing, resulting in a gradual decline in the cost of producing electricity.   If advances in technology further reduce the cost of producing power, the competitive advantage of our existing projects may be significantly impaired or eliminated and our assets, liabilities, business, financial condition, results of operations and cash flow could be materially and adversely affected as a result.

The amount of uncontracted generation in our portfolio may increase.

As at December 31, 2017, approximately 72% of our generation (on a proportionate basis) was contracted over the following five years under long-term, fixed price contracts with creditworthy counterparties. In each of 2016 and 2017, 91% of our generation (on a proportionate basis) was contracted.  The portion of our portfolio that is uncontracted may increase gradually over time. While increases in uncontracted generation may allow us to be opportunistic and take advantage of high spot-market prices, it will also increase our exposure to variability in power prices, which could, in certain circumstances, have an adverse effect on our business, financial condition, results of operations and cash flows.

There are general industry risks associated with the power markets in which we operate.

We currently operate in power markets in North America, South America, Europe and Asia, each of which is affected by competition, price, supply of and demand for power, the location of import/export transmission lines and overall political, economic and social conditions and policies.  Our operations are also largely concentrated in a relatively small number of countries, and accordingly are exposed to country-specific risks (such as weather conditions, local economic conditions or political/regulatory environments) that could disproportionately affect us.  A general and extended decline in the North American, South American, European or Asian economies, or in the economies of the specific countries

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

in which we operate, or sustained conservation efforts to reduce electricity consumption, could have the effect of reducing demand for electricity.

The MRE could be terminated or changed or Brookfield Renewable’s reference amount revised downward.

In Brazil, hydroelectric power generators have access to the MRE, which seeks to stabilize hydrology by assuring that all participant plants in the MRE receive a reference amount of electricity, approximating long-term average regardless of the actual volume of energy generated. Substantially all our assets are part of that pool. In cases of nationwide drought, when the pool as a whole is in shortfall relative to the long-term average, an asset can expect to share the nationwide shortfall pro-rata with the rest of the pool. In addition, specific rules provide the minimum percentages of the reference amount of electricity that must be actually generated each year for assuring participation in the MRE. The energy reference amount is assessed yearly according to the criteria of such regulation, and can be adjusted positively or negatively. If the Brookfield Renewable reference amount is revised, our share of the balancing pool could be reduced. If the MRE is terminated or changed, Brookfield Renewable’s financial results would be more exposed to variations in hydrology at certain hydroelectric facilities in Brazil. In either case, this could have an adverse effect on our results of operations and cash flows.

Our operations are highly regulated and may be exposed to increased regulation which could result in additional costs to Brookfield Renewable.

Our generation assets are subject to extensive regulation by various government agencies and regulatory bodies in different countries at the federal, regional, state, provincial and local level. As legal requirements frequently change and are subject to interpretation and discretion, we may be unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. Any new law, rule or regulation could require additional expenditure to achieve or maintain compliance or could adversely impact our ability to generate and deliver energy. Also, operations that are not currently regulated may become subject to regulation which could result in additional cost to our business. Further, changes in wholesale market structures or rules, such as generation curtailment requirements or limitations to access the power grid, could have a material adverse effect on our ability to generate revenues from our facilities. For example, in North America, many of our assets are subject to the operating and market-setting rules determined by independent system operators. These independent system operators could introduce rules that adversely impact our operations.

There is a risk that our concessions and licenses will not be renewed.

We hold concessions and licenses and we have rights to operate our facilities which generally include rights to the land and water required for power generation. We generally expect that our concessions and licenses will be renewed. However, if we are not granted renewal rights, or if our concessions or licenses are renewed subject to conditions which impose additional costs, or impose additional restrictions such as setting a price ceiling for energy sales, our profitability and operational activity could be adversely impacted.

The cost of operating our plants could increase for reasons beyond our control.

While we currently maintain an appropriate and competitive cost position, there is a risk that increases in our cost structure that are beyond our control could materially adversely impact our financial performance. Examples of such costs include compliance with new conditions imposed during a relicensing process, municipal property taxes, water rental fees and the cost of procuring materials and services required for our maintenance activities.

We may fail to comply with the conditions in, or may not be able to maintain, our governmental permits.

Our generation assets and construction projects are required to comply with numerous supranational (in the case of the E.U.), federal, regional, state, provincial and local statutory and regulatory standards and to maintain numerous licenses, permits and governmental approvals required

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

for operation. Some of the licenses, permits and governmental approvals that have been issued to our operations contain conditions and restrictions, or may have limited terms. If we fail to satisfy the conditions or comply with the restrictions imposed by our licenses, permits and governmental approvals, or the restrictions imposed by any statutory or regulatory requirements, we may become subject to regulatory enforcement or be subject to fines, penalties or additional costs or revocation of regulatory approvals, permits or licenses. In addition, if we are not able to renew, maintain or obtain all necessary licenses, permits and governmental approvals required for the continued operation or further development of our projects, the operation or development of our assets may be limited or suspended. Our failure to renew, maintain or obtain all necessary licenses, permits or governmental approvals may have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

We may experience equipment failure, including failures relating to wind turbines and solar panels.

Our generation assets may not continue to perform as they have in the past and there is a risk of equipment failure due to wear and tear, latent defect, design error, operator error or early obsolescence, among other things, which could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. Wind turbines and solar panels have shorter lifespans than hydroelectric assets.  Spare parts for wind turbines and solar facilities and key pieces of equipment may be difficult to acquire as a result of a limited number of suppliers of solar panels, inverters, module turbines, towers and other system components and other equipment associated with wind and solar power plants.  In addition, warranties on equipment provided to TerraForm Power or TerraForm Global by SunEdison Inc. or any of its affiliates likely will not be available to cover all or a portion of the expense associated with faulty equipment as a result of the bankruptcy of SunEdison Inc.  Any resulting delay in replacing equipment could result in significant delays in returning facilities to full operation, which could adversely impact our business and financial condition.

The occurrence of dam failures could result in a loss of generating capacity and require us to expend significant amounts of capital and other resources.

The occurrence of dam failures at any of our hydroelectric generating stations or the occurrence of dam failures at other generating stations or dams operated by third parties whether upstream or downstream of our hydroelectric generating stations could result in a loss of generating capacity until the failure has been repaired. If the failure is at one of our facilities, repairing such failure could require us to expend significant amounts of capital and other resources. Such failures could result in damage to the environment or damages and harm to third parties or the public, which could expose us to significant liability.  A dam failure at a generating station or dam operated by a third party could result in new and potentially onerous regulations that could impact Brookfield Renewable’s facilities. Any such new regulations could require material capital expenditures to maintain compliance and our financial position could be adversely affected.

We may be exposed to force majeure events.

The occurrence of a significant event that disrupts the ability of our generation assets to produce or sell power for an extended period, including events which preclude customers from purchasing electricity, could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. In addition, force majeure events affecting our assets could result in damage to the environment or harm to third parties or the public, which could expose us to significant liability. Our generation assets could be exposed to severe weather conditions, natural disasters and potentially catastrophic events.  An assault or an act of malicious destruction, cyber-attacks, sabotage or terrorism committed on our generation assets could also disrupt our ability to generate or sell power. In certain cases, there is the potential that some events may not excuse Brookfield Renewable from performing its obligations pursuant to agreements with third parties and therefore may expose Brookfield Renewable to liability. In addition, many of our generation assets are located in remote areas which may make access for repair of damage difficult.
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

We may be exposed to uninsurable losses.

While we maintain certain insurance coverage, such insurance may not continue to be offered on an economically feasible basis, may not cover all events that could give rise to a loss or claim involving our assets or operations, and may not cover all of our assets. If our insurance coverage is insufficient and we are forced to bear such losses or claims, our financial position could be materially and adversely affected.  In addition, Brookfield Renewable participates in certain shared insurance arrangements with Brookfield, allowing us to benefit from lower premiums and other economies of scale. In particular, we share third party excess liability, crime, employee dishonesty, director and officer, and errors and omissions insurance coverage. Under such shared policies, claim limits may also be shared between us and Brookfield meaning that any claim by one insured party in a given year reduces the amount that each other insured party can claim. Consequently, there is a risk that Brookfield Renewable’s ability to claim in a given year could be eroded by claims made by Brookfield affiliates who are also covered by a shared policy but that are not part of Brookfield Renewable, which could have an adverse effect on our financial position.

We are subject to foreign currency risk which may adversely affect the performance of our operations and our ability to manage such risk depends, in part, on our ability to implement an effective hedging strategy.

A significant portion of our current operations are in countries where the U.S. dollar is not the functional currency. These operations pay distributions in currencies other than the U.S. dollar, which we must convert to U.S. dollars prior to making such distributions. A significant depreciation in the value of such foreign currencies, measures introduced by foreign governments to control inflation or deflation, currency exchange or export controls may have a material adverse effect on our business, financial condition, results of operations and cash flows. When managing our exposure to currency risks, we use foreign currency forward contracts and other strategies to mitigate currency risk and there can be no assurances that these strategies will be successful.

The ability to deliver electricity to our various counterparties requires the availability of and access to interconnection facilities and transmission systems.

Our ability to sell electricity is impacted by the availability of, and access to, the various transmission systems to deliver power to its contractual delivery point and the arrangements and facilities for interconnecting the generation projects to the transmission systems. The absence of this availability and access, our inability to obtain reasonable terms and conditions for interconnection and transmission agreements, the operational failure or decommissioning of existing interconnection facilities or transmission facilities, the lack of adequate capacity on such interconnection or transmission facilities, curtailment as a result of transmission facility downtime, or the failure of any relevant jurisdiction to expand transmission facilities, may have a material adverse effect on our ability to deliver electricity to our various counterparties or the requirement of counterparties to accept and pay for energy delivery, which could materially and adversely affect our assets, liabilities, business, financial condition, results of operations and cash flow.

Our operations are exposed to health, safety, security and environmental risks.

The ownership, construction and operation of our generation assets carry an inherent risk of liability related to health, safety, security and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to remediate or otherwise address environmental contamination or damage. We could also be exposed to potential penalties for contravention of health, safety, security and environmental laws and potential civil liability. In the ordinary course of business we incur capital and operating expenditures to comply with health, safety, security and environmental laws, to obtain and comply with licenses, permits and other approvals and to assess and manage related risks. The cost of compliance with these laws (and any future laws or amendments enacted) may increase over time and result in additional material expenditures. We may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety, security and environmental matters as a result of which our operations may be limited or suspended. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health, safety, security and environmental laws could have a material and adverse impact on operations and result in

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

additional material expenditures. Additional environmental, health and safety issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be material and adverse to our business and results of operations.

We may be involved in disputes, governmental and regulatory investigations and possible litigation.

In the normal course of our operations, Brookfield Renewable is involved in various legal actions that could expose it to liability for damages. The outcome with respect to outstanding, pending or future actions cannot be predicted with certainty and may be adverse to us and as a result could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations, cash flow and reputation. We and our affiliates are subject to governmental or regulatory investigations from time to time. Governmental and regulatory investigations, regardless of their outcome, are generally costly, divert management attention, and have the potential to damage our reputation.  The unfavorable resolution of any governmental or regulatory investigation could result in criminal liability, fines, penalties or other monetary or non-monetary remedies and could materially affect our business or results of operations.

Counterparties to our contracts may not fulfill their obligations

             If, for any reason, any of the purchasers of power under our power purchase agreements, including Brookfield, are unable or unwilling to fulfill their contractual obligations under the relevant power purchase agreement or if they refuse to accept delivery of power pursuant to the relevant power purchase agreement, our assets, liabilities, business, financial condition, results of operations and cash flow could be materially and adversely affected as we may not be able to replace the agreement with an agreement on equivalent terms and conditions. External events, such as a severe economic downturn, could impair the ability of some counterparties to the power purchase agreements or some customers to pay for electricity received.  In addition, inadequate performance by counterparties to operation and maintenance contracts related to certain of our assets or investments may increase the risk of operational or mechanical failures of such facilities.

Seeking to enforce a contract through the courts may take significant amounts of time and expense with no certainty of success.

High litigation costs and long delays make resolving commercial disputes in court time consuming and expensive.  Such costs can be difficult to calculate with certainty.  In addition, in certain jurisdictions in which we currently conduct business or may seek to conduct business in the future, there can be uncertainty regarding the interpretation and application of laws and regulations relating to the enforceability of contractual rights.  Our business could be adversely affected if we are unsuccessful in enforcing contracts through the courts or if we incur significant amounts of time and expenses seeking to do so.

The operation of our generating facilities could be affected by local communities.

We may become impacted by the interests of local communities and stakeholders, including in some cases, Indigenous peoples, that affect the operation of our facilities. Certain of these communities may have or may develop interests or objectives which are different from or even in conflict with our objectives, including the use of our project lands and waterways near our facilities. Any such differences could have a negative impact on the successful operation of our facilities. As well, disputes surrounding, and settlements of, Indigenous land claims regarding lands on or near our generating assets could interfere with operations and/or result in additional operating costs or restrictions.

We may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events.

We may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events, such as security threats affecting our ability to operate. We operate in multiple jurisdictions and it is possible that our operations will expand into new jurisdictions.  Doing business in multiple jurisdictions requires Brookfield Renewable to comply with the laws and regulations of the U.S. government as well as those of various non-U.S. jurisdictions. These laws and regulations may apply to Brookfield Renewable, our Service Provider, our

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

subsidiaries, individual directors, officers, employees and third-party agents. In particular, our non-U.S. operations are subject to U.S. and foreign anti-corruption laws and regulations, such as the Foreign Corrupt Practices Act of 1977, as amended (“FCPA”). The FCPA, among other things, prohibits companies and their officers, directors, employees and third-party agents acting on their behalf from corruptly offering, promising, authorizing or providing anything of value to foreign officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. Brookfield Renewable and its officers, directors, employees and third-party agents regularly deal with government bodies and government owned and controlled businesses, the employees and representatives of which may be considered foreign officials for purposes of the FCPA. Also, as we make acquisitions, we may expose ourselves to FCPA or other corruption related risks if our due diligence processes are unable to uncover or detect violations of applicable anti-corruption laws.

The risk of illegal and corrupt acts or failed systems is managed through our infrastructure, controls, systems and people, complemented by central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing, and business disruption, as well as personnel and systems risks. We rely on our employees and certain third parties to comply with our policies and processes as well as applicable laws. Specific programs, policies, standards, methodologies and training have been developed to support the management of these risks and, as we expand into new markets and make new investments, we update and implement our programs, policies, standards, methodologies and training to address the risks that we perceive. The failure to adequately identify or manage these risks could result in direct or indirect financial loss, regulatory censure and/or harm to the reputation of Brookfield Renewable.  The acquisition of businesses with weak internal controls to manage the risk of illegal or corrupt acts may create additional risk of financial loss, regulatory censure and/or harm to the reputation of Brookfield Renewable. In addition, programs, policies, standards, methodologies and training, no matter how well designed, do not provide absolute assurance of effectiveness.

We rely on computerized business systems, which could expose us to cyber-attacks.

Our business relies on information technology. In addition, our business relies upon telecommunication services to remotely monitor and control our assets and interface with regulatory agencies, wholesale power markets and customers. The information and embedded systems of key business partners and regulatory agencies are also important to our operations. In light of this, we may be subject to cybersecurity risks or other breaches of information technology security. Any such breach of our information technology could go undetected for an extended period of time. A breach of our cyber security measures or the failure or malfunction of any of our computerized business systems, associated backup or data storage systems for a significant time period could have a material adverse effect on our business operations, financial reporting, financial condition and results of operations.

There can be no guarantee that newly developed technologies that we invest in will perform as anticipated.

We may invest in and use newly developed, less proven, technologies in our development projects or in maintaining or enhancing our existing assets. There is no guarantee that such new technologies will perform as anticipated. The failure of a new technology to perform as anticipated may materially and adversely affect the profitability of a particular development project.

Performance of our Operating Entities may be harmed by future labor disruptions and economically unfavorable collective bargaining agreements.

Certain of Brookfield Renewable’s subsidiaries are parties to collective agreements that expire periodically and those subsidiaries may not be able to renew their collective agreements without a labor disruption or without agreeing to significant increases in cost. In the event of a labor disruption such as a strike or lock-out, the ability of our generation assets to generate electricity may be impaired and our results from operations and cash flow could be materially and adversely affected.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

The economic viability of the feedstock supplier of our biomass cogeneration facilities is linked to the market price for sugar and ethanol, and the prices of these commodities are cyclical and are affected by general economic conditions in Brazil and globally.

            The principal feedstock of our 175 MW biomass cogeneration facilities is “bagasse” – a dry, fibrous residue left after the extraction of juice from sugar cane.  The biomass cogeneration facilities that we own are attached to mills that are suppliers of the bagasse, which they provide to these facilities in exchange for some of the steam and electricity that the facilities produce.  The excess electricity that is not delivered to the relevant mill is sold under contract to commercial offtakers, to the government by way of a regulated auction process or directly into the market.  The viability of these mills depends on prevailing market prices for ethanol and sugar as well as other factors that are out of our control.  These mills depend on a single supplier of bagasse, who is the owner of each of these mills.  The supplier of these mills, and therefore of our biomass cogeneration facilities, is currently in financial distress and if such supplier becomes unavailable, we would have to procure bagasse from other sources, which could have a material adverse effect on the value of this investment.

Risks Related to Financing

Our ability to finance our operations is subject to various risks relating to the state of the capital markets.

We expect to finance future acquisitions, the development and construction of new facilities and other capital expenditures out of cash generated from our operations, capital recycling, debt and possible future issuances of equity. There is debt throughout our corporate structure that will need to be replaced from time to time: Brookfield Renewable, BRELP and the Holding Entities have corporate debt and many Operating Entities have limited recourse project level debt (which is non-recourse to Brookfield Renewable). Our ability to obtain debt or equity financing to fund our growth, and our ability to refinance existing indebtedness, is dependent on, among other factors, the overall state of the capital markets (as well as local market conditions, particularly in the case of non-recourse financings), continued operating performance of our assets, future electricity market prices, the level of future interest rates, lenders’ and investors’ assessment of our credit risk, capital markets conditions and investor appetite for investments in renewable energy and infrastructure assets in general and in Brookfield Renewable’s securities in particular. Also, Brookfield Renewable’s financing agreements contain conditions that limit our ability to repay indebtedness prior to maturity without incurring penalties, which may limit our ability to raise capital and financing on favourable terms. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our ability to fund acquisitions and make necessary capital investments to construct new or maintain existing facilities will be impaired, and as a result, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We are subject to operating and financial restrictions through covenants in our loan, debt and security agreements.

Brookfield Renewable is subject to operating and financial restrictions through covenants in our loan, debt and security agreements. These restrictions prohibit or limit our ability to, among other things, incur additional debt, provide guarantees for indebtedness, grant liens, dispose of assets, liquidate, dissolve, amalgamate, consolidate or effect corporate or capital reorganizations, declare distributions, issue equity interests, and create subsidiaries. A financial covenant in our corporate bonds and in our corporate bank credit facilities limits our overall indebtedness to a percentage of total capitalization, a restriction which may limit our ability to obtain additional financing, withstand downturns in our business and take advantage of business and development opportunities. If we breach our covenants, our credit facilities may be terminated or come due and such event may cause our credit rating to deteriorate and subject Brookfield Renewable to higher interest and financing costs. We may also be required to seek additional debt financing on terms that include more restrictive covenants, require repayment on an accelerated schedule or impose other obligations that limit our ability to grow our business, acquire needed assets or take other actions that we might otherwise consider appropriate or desirable.
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Changes in our credit ratings may have an adverse effect on our financial position and ability to raise capital.

The credit rating assigned to Brookfield Renewable or any of our subsidiaries’ debt securities may be changed or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such ratings may have an adverse effect on our financial position and ability to raise capital.

Risks Related to Our Growth Strategy

We may be unable to identify sufficient investment opportunities and complete transactions as planned.

Our strategy for building LP Unitholder value is to seek to acquire or develop high-quality assets and businesses that generate sustainable and increasing cash flows, with the objective of achieving appropriate risk-adjusted returns on our invested capital over the long-term. However, there is no certainty that we will be able to find sufficient investment opportunities and complete transactions that meet our investment criteria. Our investment criteria consider, among other things, the financial, operating, governance and strategic merits of a proposed acquisition including whether we expect it will meet our targeted return hurdle and, as such, there is no certainty that we will be able to continue growing our business by making acquisitions or developing assets at attractive returns. Competition for assets is significant and competition from other well-capitalized investors or companies may significantly increase the purchase price or prevent us from completing an acquisition. We may also decline opportunities that we do not believe meet our investment criteria, which our competition may pursue instead. Further, our growth initiatives are subject to a number of closing conditions, including, as applicable, third party consents, regulatory approvals (including from competition authorities) and other third party approvals or actions that are beyond our control. If all or some of our growth initiatives are unable to be completed on the terms agreed, we may need to delay certain acquisitions or abandon them altogether or may not fully realize their anticipated benefit. In addition, we occasionally seek to recycle capital to fund future acquisitions and the development and construction of new facilities by selling assets; however, we may not be able to complete such sales on desired timelines or at favourable prices.

Future growth of our portfolio may subject us to additional risks and the expected benefits of our transactions, including  acquisitions, may not materialize.

A key part of Brookfield Renewable’s strategy involves seeking acquisition opportunities. Acquisitions in general, and large-scale acquisitions in particular, have the potential to materially increase the scale, scope and complexity of our operations. If we do not effectively manage the additional operations, our business, financial condition and results of operations may be adversely affected.

Acquisitions will likely involve some or all of the following risks, which could materially and adversely affect our business, financial condition or results of operations: the potential to not close or otherwise realize the expected benefits of an announced transaction, the difficulty of integrating the acquired operations and personnel into our current operations; the inability to achieve potential synergies; potential disruption of our current operations; diversion of resources, including the time and attention of Brookfield’s professionals; the difficulty of managing the growth of a larger organization; the risk of entering markets in which we have little experience; the risk of becoming involved in labour, commercial or regulatory disputes or litigation related to the new operations; the risk of environmental or other liabilities associated with the acquired business; the risk of alleged or actual violation of applicable anti-bribery/anti-corruption laws of the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by, the operating business being acquired. While it is our practice to conduct extensive due diligence investigations into businesses being acquired, it is possible that due diligence may fail to uncover or adequately assess all material risks in the business being acquired, whether operational, financial, legal or otherwise. For example, we may fail to identify a change of control trigger in a material contract or authorization, or a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by us, thereby resulting in a dispute. The discovery of any material liabilities subsequent to an acquisition, as well as the failure of an acquisition to perform

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

according to expectations, could have a material adverse effect on Brookfield Renewable’s business, financial condition and results of operations. In addition, if returns are lower than anticipated from new acquisitions, we may not be able to achieve growth in our distributions in line with our stated goals and the market value of our Units may decline.

There are several factors which may affect our ability to develop existing sites and find new sites suitable for the development of greenfield power projects.

Our ability to realize our greenfield development growth plans is dependent on our ability to develop existing sites and find new sites suitable for development into viable projects. Our ability to maintain a development permit often requires specific development steps to be undertaken. Successful development of greenfield renewable power projects is typically dependent on a number of factors, including: the ability to secure an attractive site on reasonable terms; accurately measuring resource availability at levels deemed economically attractive for continued project development; the ability to secure approvals, licenses and permits; the acceptance of local stakeholders, including in some cases, Indigenous peoples; the ability to secure transmission interconnection access or agreements; and the ability to secure a long-term power purchase agreement or other sales contract on reasonable terms. Each of these factors can be critical in determining whether or not a particular development project might ultimately be suitable for construction. Failure to achieve any one of these elements may prevent the development and construction of a project. When this occurs we may lose all of our investment in development expenditures and may be required to write-off project development assets.

The development of our greenfield power projects is subject to construction risks and risks associated with the arrangements we enter into with communities and joint venture partners.

Our ability to develop an economically successful project is dependent on, among other things, our ability to construct a particular project on-time and on-budget. The construction and development of generating facilities is subject to environmental, engineering and construction risks that could result in cost-overruns, delays and reduced performance. A number of factors that could cause such delays, cost over-runs or reduced performance include, but are not limited to, permitting delays, changing engineering and design requirements, the costs of construction, the performance of contractors, labor disruptions and inclement weather. In addition, we enter into various types of arrangements with communities and joint venture partners, including in some cases, Indigenous peoples, for the development of projects. Certain of these communities and partners may have or may develop interests or objectives which are different from or even in conflict with our objectives. Any such differences could have a negative impact on the success of our projects.

Brookfield has no obligation to source acquisition opportunities for us and we may not have access to all renewable power acquisitions that Brookfield identifies.

Our ability to grow through acquisitions depends on Brookfield’s ability to identify and present us with acquisition opportunities. Brookfield established Brookfield Renewable to hold and acquire, directly or indirectly, renewable power generating operations and development projects on a global basis. However, Brookfield has no obligation to source acquisition opportunities specifically for us. In addition, Brookfield has not agreed to commit any minimum level of dedicated resources to us for the pursuit of renewable power-related acquisitions. Moreover, pursuant to a relationship agreement between TerraForm Power and Brookfield, Brookfield has, subject to certain exceptions, designated TerraForm Power (of which Brookfield Renewable owns approximately 16%) as its primary vehicle for the acquisition of operating solar and wind assets in North America and Western Europe. There are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available to Brookfield Renewable from Brookfield, for example:

•         it is an integral part of Brookfield’s (and our) strategy to pursue the acquisition or development of renewable power assets through consortium arrangements with institutional investors, strategic partners or financial sponsors and to form partnerships to pursue such acquisitions on a specialized or global basis. Although Brookfield has agreed with us that it will not enter into any such arrangements that are suitable for us without giving us an opportunity to participate in them, there is no minimum level of participation to which we will be entitled;

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

•         the same professionals within Brookfield’s organization that are involved in acquisitions that are suitable for us are responsible for the consortiums and partnerships referred to above, as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for us;

•         Brookfield will only recommend acquisition opportunities that it believes are suitable for us. Our focus is on assets where we believe that our operations-oriented approach can be deployed to create value. Accordingly, opportunities where Brookfield cannot play an active role in influencing the underlying operating company or managing the underlying assets may not be suitable for us, even though they may be attractive from a purely financial perspective. Legal, regulatory, tax and other commercial considerations will likewise be an important consideration in determining whether an opportunity is suitable and could limit our ability to participate in these certain investments; and

•         in addition to structural limitations, the question of whether a particular acquisition is suitable is highly subjective and is dependent on a number of factors including an assessment by Brookfield of our liquidity position, the risk profile of the opportunity, its fit with the balance of our then current operations and other factors. If Brookfield determines that an opportunity is not suitable for us, it may still pursue such opportunity on its own behalf, or on behalf of a Brookfield sponsored partnership or consortium.

In making these determinations, Brookfield may be influenced by factors that result in a misalignment or conflict of interest. See Item 3.D “Risk Factors — Risks Related to our Relationship with Brookfield” and Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.

We do not control all our operations and investments.

We have structured some of our operations and investments as joint ventures, partnerships and consortium arrangements. An integral part of our strategy is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield sponsored or co-sponsored partnerships that target acquisitions that suit our profile. These arrangements are driven by the magnitude of capital required to complete acquisitions of renewable assets and other industry-wide trends that we believe will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from Brookfield Renewable and Brookfield.

Joint ventures, partnerships and consortium investments generally provide for a reduced level of control over an acquired company because governance rights are shared with others or in some cases may be delegated to a third party like Brookfield. Consequently, management and operations, as well as the timing and nature of any exit, are often made by a majority vote of the investors or by separate agreements that are reached with respect to individual decisions. For example, when we participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield sponsored or co-sponsored partnerships, there is often a finite term to the investment, which could lead to the investment being sold prior to the date we would otherwise choose. Similarly, the recent acquisition of a 51% interest in TerraForm Power, which was made by Brookfield Renewable together with its institutional partners, did not result in Brookfield Renewable having control of TerraForm Power. Accordingly, decisions relating to the management and operation of TerraForm Power and its assets are not made by Brookfield Renewable.

In addition, such operations may be subject to the risk that any joint venture, partnership or consortium may make business, financial or management decisions with which we do not agree or the management of the company may take risks or otherwise act in a manner that does not serve our interests. Because we may not have the ability to exercise control over such operations, we may not be able to realize some or all of the benefits that we believe will be created from Brookfield’s involvement. If any of the foregoing were to occur, our financial condition and results of operations could suffer as a result.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

The sale or transfer of interests in certain of our operations that are joint ventures, partnerships or consortium arrangements are subject to rights of first refusal or first offer, tag along rights or drag along rights and some agreements in these operations provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want them to be exercised and such rights may inhibit our ability to sell our interest in an entity within the desired time frame or on any other desired basis. In addition, the operations are also all subject to pre-emptive or default rights which may lead to the joint venture or third parties compulsorily acquiring assets from the joint venture.

We may pursue acquisitions in new markets that are subject to foreign laws or regulations that are more onerous or uncertain than the laws and regulations we are currently subject to.

We may pursue acquisitions in new markets that are regulated by foreign governments and regulatory authorities and subject to foreign laws. For example, through the acquisition of TerraForm Global, we acquired an additional 307 MW in Brazil, 302 MW in India, 167 MW in China, 66 MW in South Africa, 39 MW in Thailand, 26 MW in Uruguay and 12 MW in Malaysia.  Foreign laws or regulations may not provide for the same type of legal certainty and rights, in connection with our contractual relationships in such countries, as are afforded to our projects in, for example, the U.S., which may adversely affect our ability to receive revenues or enforce our rights in connection with our foreign operations. In addition, the laws and regulations of some countries may limit our ability to hold a majority interest in some of the projects that we may develop or acquire, thus limiting our ability to control the development, construction and operation of such projects. Any existing or new operations may also be subject to significant political, economic and financial risks, which vary by country, and may include:  changes in government policies or personnel; changes in general economic conditions; restrictions on currency transfer or convertibility; changes in labor relations; political instability and civil unrest; regulatory or other changes in the local electricity market; and breach or repudiation of important contractual undertakings by governmental entities and expropriation and confiscation of assets and facilities for less than fair market value.

Government policies providing incentives for renewable energy could change at any time.

Development of new renewable energy sources and the overall growth of the renewable energy industry has generally been supported by state or provincial, national, supranational and international policies. Some of our projects benefit from such incentives.  The attractiveness of renewable energy to purchasers of renewable assets, as well as the economic return available to project sponsors, is often enhanced by such incentives. Particularly in light of political changes in certain jurisdictions – including the United States – there  is a risk that regulations that provide incentives for renewable energy could change or expire in a manner that adversely impacts the market for renewables generally. Any such changes may impact the competitiveness of renewable energy generally and the economic value of certain of our projects in particular.

Brookfield Renewable may occasionally make purchases of securities, including the publicly listed securities of other companies, the value of which could decline due to factors beyond our control.

Brookfield may periodically recommend that Brookfield Renewable make investments in securities, including the publicly traded securities or debt of other companies. For example, in 2017, Brookfield Renewable, together with its institutional partners, acquired a 51% interest in TerraForm Power, a Nasdaq listed public company, giving Brookfield Renewable an approximate 16% interest in the publicly traded securities of TerraForm Power. Investments in securities are particularly subject to market volatility and market disruptions, changes in interest and currency exchange rates, equity prices and other economic and business factors beyond our control. In addition, at the time of any sales and settlements of securities, the price we ultimately realize will depend on demand and liquidity in the market at that time and may be materially lower than their current fair value.  While investments in securities are not expected to account for a large portion of Brookfield’s Renewable investments generally, a decline in the value of such securities could result in returns that are lower than anticipated or even in the investment being lost completely, which could mean that we are not be able to achieve growth in our distributions in line with our stated goals and the market value of our units may decline.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Other Risks Related to Brookfield Renewable

Brookfield Renewable is a “foreign private issuer” under U.S. securities laws and is therefore subject to disclosure obligations different from requirements applicable to U.S. domestic registrants listed on the NYSE.

Although Brookfield Renewable is subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about Brookfield Renewable than is regularly published by or about other public companies in the U.S. Brookfield Renewable is exempt from certain other sections of the Exchange Act to which U.S. domestic issuers are subject, including the requirement to provide our LP Unitholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large LP Unitholders of Brookfield Renewable are not obligated to file reports under Section 16 of the Exchange Act, and certain corporate governance rules that are imposed by the NYSE will be inapplicable to Brookfield Renewable.

We may be subject to the risks commonly associated with a separation of economic interest from control within an organizational structure.

Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield is the sole shareholder of the Managing General Partner and, as a result of such ownership of the Managing General Partner, Brookfield will be able to control the appointment and removal of the Managing General Partner’s directors and, accordingly, will exercise substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our investments. Even though Brookfield has an effective economic interest in our business of approximately 60% as a result of its ownership of our LP Units and the Redeemable/Exchangeable partnership units, over time Brookfield may reduce this economic interest while still maintaining its controlling interest. This could lead to Brookfield using its control rights in a manner that conflicts with the economic interests of our other Unitholders. For example, despite the fact that we have the Conflicts Policy in place, which, among other things, sets out requirements for the review and approval of transactions between Brookfield Renewable and Brookfield, because Brookfield will be able to exert substantial influence over us, and, in turn, over our investments, there is a greater risk that we make investments on terms that disproportionately benefit Brookfield over Brookfield Renewable and its Unitholders.

We may be subject to the risks commonly associated with the incurrence of debt at multiple levels within an organizational structure.

Debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to leverage us and our investments. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to us and ultimately to our Unitholders.

We could become regulated as an “investment company” under the Investment Company Act (and similar legislation in other jurisdictions) which would make it impractical for us to operate as contemplated.

The Investment Company Act (and similar legislation in other jurisdictions) provides certain protections to investors and imposes certain restrictions on companies that are registered as investment companies. Brookfield Renewable is not an “investment company” under the Investment Company Act and does not intend to become one. If Brookfield Renewable were to be deemed an investment company under the Investment Company Act, we might be required to materially restrict or limit the scope of our operations or plans as it would be impractical for us to operate as intended: certain agreements we have with Brookfield would be impaired, the type and amount of acquisitions that we would be able to make as a principal would be limited, and our business, financial condition and results of operations would be

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

materially adversely affected. We would also be limited in the types of acquisitions that we might make, and we might need to modify our organizational structure or dispose of assets of which we would not otherwise dispose. Accordingly, we would be required to take extraordinary steps to address the situation, such as the amendment or termination of our Master Services Agreement, the restructuring of Brookfield Renewable and the Holding Entities, the amendment of the Amended and Restated Limited Partnership Agreement of Brookfield Renewable or the termination of Brookfield Renewable, any of which could materially adversely affect the value of our Units. In addition, if Brookfield Renewable were deemed to be an investment company under the Investment Company Act, it would be taxable as a corporation for U.S. federal income tax purposes, which could materially adversely affect the value of our Units.

Our failure to maintain effective internal controls could have a material adverse effect on our business and the price of our Units.

Pursuant to Section 404 of the Sarbanes-Oxley Act, our management has delivered a report that assesses the effectiveness of our internal controls over financial reporting (in which they concluded that these internal controls are effective) and our independent registered public accounting firm has delivered an attestation report on our management’s assessment of, and the operating effectiveness of, our internal controls over financial reporting in conjunction with their opinion on our audited consolidated financial statements. Failing to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us to report material weaknesses in our internal controls over financial reporting and could result in a more than remote possibility of errors or misstatements in our consolidated financial statements that would be material. If we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our Units could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business, our access to the capital markets and investors’ perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.

Risks Related to Our Relationship with Brookfield

Brookfield exercises substantial influence over Brookfield Renewable and we are highly dependent on the Service Provider.

A subsidiary of Brookfield Asset Management is the sole shareholder of the Managing General Partner. As a result of its ownership of the Managing General Partner, Brookfield is able to control the appointment and removal of the Managing General Partner’s directors and, accordingly, exercise substantial influence over Brookfield Renewable. In addition, Brookfield Renewable holds its interest in the Operating Entities indirectly through BRELP and will hold any future acquisitions indirectly through BRELP, the general partner of which is indirectly owned by Brookfield. As Brookfield Renewable’s only substantial asset is the limited partnership interests that it holds in BRELP, except future rights under the Voting Agreement, Brookfield Renewable does not have a right to participate directly in the management or activities of BRELP or the Holding Entities, including with respect to the making of decisions (although it has the right to remove and replace the BRELP GP LP).

Brookfield Renewable and BRELP depend on the management and administration services provided by or under the direction of the Service Provider under our Master Services Agreement. Brookfield personnel and support staff that provide services to us under our Master Services Agreement are not required to have as their primary responsibility the management and administration of Brookfield Renewable or BRELP or to act exclusively for either of us and our Master Services Agreement does not require any specific individuals to be provided by Brookfield to Brookfield Renewable. Failing to effectively manage our current operations or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations. Our Master Services Agreement continues in perpetuity, until terminated in accordance with its terms.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

PART 8 - CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS

Critical ESTIMATES AND CRITICAL JUDGMENTS in applying accounting policies

The audited annual consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our audited annual consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.

Critical estimates

Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and other comprehensive income (“OCI”) for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:

(i)         Property, plant and equipment

The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 12 - Property, plant and equipment, at fair value in our audited annual consolidated financial statements. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(o)(iii) - Critical judgments in applying accounting policies – Property, plant and equipment in our audited annual consolidated financial statements for further details.

Estimates of useful lives and residual values are used in determining depreciation. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.

(ii)         Financial instruments

Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates and the timing of energy delivery. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

broker quotes for the years in which there is a liquid market and for the subsequent years Brookfield Renewable’s best estimate of electricity prices that would allow new entrants into the market. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 5 - Risk Management and Financial Instruments in our audited annual consolidated financial statements for more details.

(iii)        Deferred income taxes

The consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated statements of financial position dates. Operating plans and forecasts are used to estimate when the temporary difference will reverse.

Critical judgments in applying accounting policies

The following are the critical judgments that have been made in applying the accounting policies used in the consolidated financial statements and that have the most significant effect on the amounts in the consolidated financial statements:

(i)          Preparation of consolidated financial statements

These consolidated financial statements present the financial position, results of operations and cash flows of Brookfield Renewable. Judgment is required in determining what assets, liabilities and transactions are recognized in the consolidated financial statements as pertaining to Brookfield Renewable’s operations.

(ii)         Common control transactions

Common control business combinations specifically fall outside of scope of IFRS 3, Business Combinations (“IFRS 3”), and as such management has used its judgment to determine an appropriate policy to account for these transactions. Consideration was given to other relevant accounting guidance within the framework of principles in IFRS and that reflects the economic reality of the transactions, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”). As a result, the consolidated financial statements account for assets and liabilities acquired at the previous carrying value on the predecessor’s financial statements. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.

  (iii)        Property, plant and equipment

The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 1(f) - Property plant and equipment and revaluation method in our audited annual consolidated financial statements. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.

Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology is generally a 20 year discounted cash flow model. Twenty years is the period considered reasonable as Brookfield Renewable has 20 year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value.

The valuation model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term power purchase agreement pricing, the cash flow model uses estimates of future electricity

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of power generating assets not linked to long-term power purchase agreements also requires the development of a long-term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from new renewable on-shore wind development resources as the benchmark that will establish the market price for electricity for renewable resources.

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the year 2025 in North America and Colombia, 2023 in Europe, and 2021 in Brazil.  Based on current supply and demand fundamentals, Brookfield Renewable revised the year of new entry in North America to 2025 from 2023.  The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. For the North American and European businesses, Brookfield Renewable has estimated a discount to these new-build wind prices to determine renewable electricity prices for hydroelectric and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.

Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists. Operating costs are based on long-term budgets escalated for inflation. Each operational facility has a 20 year capital plan that it follows to ensure the maximum life of its assets is achieved.  Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.

(iv)         Financial instruments

The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 1(i) — Financial instruments in our audited annual consolidated financial statements. In applying the policy, judgments are made in applying the criteria set out in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), to record financial instruments at fair value through profit and loss, and the assessments of the effectiveness of hedging relationships.

(v)        Deferred income taxes

The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 1(k) — Income taxes in our audited annual consolidated financial statements. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.

Future changes in accounting policies

(i)       Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. The new standard makes several improvements to IAS 39; mostly notably adopting a principle based approach to hedge accounting. While this does not change the type of hedging relationships or the requirement to measure ineffectiveness, it simplifies the application of hedge accounting and should allow for better alignment of risk management strategies with accounting presentation. Other changes include replacing the multiple financial asset impairment models in IAS 39 with a single model based on expected credit losses on all financial assets, and replacing the existing

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

complex classifications structure with a business model approach based on the intent and nature of the cash flows.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The adoption of IFRS 9 is a significant initiative for Brookfield Renewable. Management has chosen to adopt the standard retrospectively with no restatement of comparative periods. The assessment of financial assets and liabilities under the new classification methodology has been completed. Hedging documentation has been updated for compliance with IFRS 9 and management has updated risk management policies and internal controls to align with the new standard. Management has also assessed the impact of the new impairment requirements for financial assets. There are no material adjustments from the adoption of the standard.

(ii)      Revenue recognition

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by IASB on May 28, 2014. IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue, IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract as well as requiring more informative and relevant disclosures. IFRS 15 applies to nearly all contracts with customers, unless covered by another standard, such as leases, financial instruments and insurance contracts. In April 2016, the IASB issued amendments to IFRS 15, which provided additional guidance on the identification of performance obligations, on assessing principal versus agent considerations and on licensing revenue. The amendments also provide additional transition relief upon initial adoption of IFRS 15 and have the same effective date as the IFRS 15 standard.

IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The adoption of IFRS 15 is a significant initiative for Brookfield Renewable. Management has chosen to adopt the standard using the modified retrospective approach. This method results in a cumulative catch-up adjustment to equity as of January 1, 2018 as if the standard had always been in effect. Management has completed its review of material revenue streams. The majority of Brookfield Renewable’s revenue streams are within the scope of IFRS 15 and are include the sale of energy, capacity and renewable energy credits through power purchase agreements or through merchant mechanisms. Based on management’s analysis, substantially all of the contracts currently in place for the year beginning on January 1, 2018 do not contain a difference in the timing or measurement of revenue recognition under the new standard and the impact of both the cumulative catch up and ongoing revenue recognition is expected to not be material to the overall statements of Brookfield Renewable.

(iii)     Leases

IFRS 16, Leases  (“IFRS 16”) was issued by the IASB on January 13, 2016. IFRS 16 brings most leases onto the statement of financial position for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases and related interpretations. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. Management has formed its

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

adoption working group and participated in planning sessions with Brookfield Asset Management. Management continues to evaluate the impact of IFRS 16 on the consolidated financial statements.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)), as of the end of the period covered by this Annual Report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2017, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective we continue to implement certain measures to strengthen control processes and procedures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2017, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under the foregoing, our management concluded that our internal control over financial reporting was effective as of December 31, 2017. Management excluded from its design and assessment of internal control over financial reporting the internal controls of the 16 MW Shantavny wind project in Northern Ireland and TerraForm Global both of which were acquired in 2017, whose total assets, net assets on a combined basis constitute approximately 7% and 5%, respectively, of the consolidated financial statement amounts as of December 31, 2017 and nil% of revenues and net income, for the year then ended.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Report of Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, who have also audited our consolidated financial statements, as stated in their reports which are included herein.
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Changes in Internal Control

There was no change in our internal control over financial reporting during the year ended December 31, 2017, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Subsequent eventS

On January 16, 2018, Brookfield Renewable issued 10,000,000 Series 13 Preferred LP Units at a price of C$25 per unit for gross proceeds of C$250 million ($201 million).

On January 19, 2018, Brookfield Renewable completed financing associated with its equity-accounted 2.1 GW pumped storage facility in the United Kingdom by securing £60 million ($83 million) of long-term debt and £90 million ($125 million) letter of credit facility. The long-term debt matures in 2021 and bears interest at LIBOR plus a margin of 2.75%.

On January 29, 2018, Brookfield Renewable completed R$130 million ($40 million) of financing with respect to a 19 MW hydroelectric facility currently under construction in Brazil. The loan bears interest at a rate of TJLP plus 2.15% and matures in 2038.

On February 15, 2018, Brookfield Renewable completed a refinancing associated with a 296 MW hydroelectric facility in the United States. The financing was a $350 million interest only green bond bearing interest at 4.5%, maturing in 2033.  Proceeds were used to repay the existing principal amount of $315 million and the excess was distributed to investors.

On February 22, 2018, TerraForm Global issued $400 million of senior notes at 6.13%, maturing in March 2026.  Along with cash on the balance sheet, proceeds were used to repay the existing $760 million of 9.75% senior notes due in 2022. Additionally, TerraForm Global secured a $45 million revolving credit facility, maturing in February 2021.

On February 27, 2018, Brookfield Renewable completed a COP 750 billion ($262 million) bond refinancing associated with the Colombian business.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

PART 9 - PRESENTATION TO STAKEHOLDERS AND PERFORMANCE Measurement

PRESENTATION TO PUBLIC STAKEHOLDERS

Equity

Brookfield Renewable’s consolidated equity interests include the non-voting LP Units held by public LP Unitholders and Brookfield, Redeemable/Exchangeable limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and GP interest in BRELP held by Brookfield. The LP Units and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.

Given the exchange feature referenced above, we are presenting LP Units, Redeemable/Exchangeable partnership units, and the GP interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.

As at the date of this report, Brookfield owns an approximate 60% LP Unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining approximately 40% is held by the public.

Voting Agreements with Affiliates

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain United States, Brazil and Europe renewable power generating operations as well as the entity that owns the renewable power generating operations acquired as part of the acquisition of TerraForm Global. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian operations. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.

Brookfield Renewable has also entered into a voting agreement with Brookfield, whereby Brookfield Renewable gained certain rights in respect of TerraForm Power and its subsidiaries. This voting agreement provides Brookfield Renewable the authority to direct the election of one member of the Board of Directors of the relevant entity, among other things, and therefore provide Brookfield Renewable with significant influence over TerraForm Power. Accordingly, Brookfield Renewable equity account the accounts of these entities.

For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(o)(ii) –  Critical judgments in applying accounting policies - Common control transactions  in our audited annual consolidated financial statements for our policy on accounting for transactions under common control.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Performance Measurement

Net Income (Loss)

Net income (loss) is calculated in accordance with IFRS.

Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss or a year-over-year decrease in income even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

Adjusted EBITDA

EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.

Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance.

As compared to the preceding years, we revised our definition of Adjusted EBITDA to include our proportionate share of Adjusted EBITDA from equity-accounted investments. In preceding years, we included our proportionate share of Funds From Operations from equity-accounted investments. We revised our definition as we believe it provides a more meaningful measure for investors to evaluate our financial and operating performance on an allocable basis to Unitholders.

Funds From Operations and Funds From Operations per Unit

Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business.

Brookfield Renewable uses Funds From Operations to assess the performance of the business before the effects of deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments and other typical non-recurring items as these are not reflective of the performance of the underlying business. In our audited annual consolidated financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon.

Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of the business. Funds From Operations per Unit is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution to LP Unitholders.

Adjusted Funds From Operations

Adjusted Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business but also adjusted for sustaining capital expenditures.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Adjusted sustaining capital expenditures are an estimate made by management of the amount of ongoing capital investment required to maintain the condition of all our facilities and current revenues.

Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a 20-year discounted cash flow model with each operational facility having a 20-year capital plan. In addition, the useful lives of property, plant and equipment are determined periodically by independent engineers and are reviewed annually by management.

Management considers several items in estimating adjusted sustaining capital expenditures. Such factors include, but are not limited to, review and analysis of historical capital spending, the annual budgeted capital expenditures, management’s 5-year business plan, and independent third-party engineering assessments.

Capital expenditures do not occur evenly over the life of our assets. Adjusted sustaining capital expenditures are intended to reflect an average annual spending level based on the 20-year capital plan.

Accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures. This higher level of depreciation is primarily attributed to: 1) our election to annually fair value property, plant and equipment under IFRS; and 2) accounting useful life is not always reflective of the perpetual nature of a hydroelectric facility.

Brookfield Renewable uses Adjusted Funds From Operations to also assess performance of the business and defines it as Funds From Operations less Brookfield Renewable’s proportionate share of adjusted sustaining capital expenditures (based on long-term sustaining capital expenditure plans) which are recurring in nature and used to maintain the reliability and efficiency of our power generating assets over our long-term investment horizon.

Neither Funds From Operations nor Adjusted Funds From Operations are intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS. Furthermore, these measures are not used by the CODM to assess Brookfield Renewable’s liquidity.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

PART 10 - CAUTIONARY STATEMENTS

cautionary statement regarding forward-looking statements

This Annual Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Annual Report include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance and payout ratio, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, financing and refinancing opportunities, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Annual Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

changes to hydrology at our hydroelectric facilities, to wind conditions at our wind energy facilities, to irradiance at our solar facilities or to weather generally at any of our facilities; volatility in supply and demand in the energy markets; our inability to re-negotiate or replace expiring power purchase agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; an increase in the amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; the termination of, or a change to, the MRE hydrological balancing pool in Brazil; increased regulation of our operations; concessions and licenses expiring and not being renewed or replaced on similar terms; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures, including relating to wind turbines and solar panels; dam failures and the costs and potential liabilities associated with such failures; force majeure events; uninsurable losses; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes, governmental and regulatory investigations and litigation; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counter-parties and the uncertainty of success; our operations being affected by local communities; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; our reliance on computerized business systems, which could expose us to cyber-attacks; newly developed technologies in which we invest not performing as anticipated; labor disruptions and economically unfavorable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

transactions or acquisitions; our inability to develop greenfield projects or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; we do not have control over all our operations or investments; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; changes to government policies that provide incentives for renewable energy; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; our dependence on Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; the departure of some or all of Brookfield Asset Management’s key professionals; changes in how Brookfield Asset Management elects to hold its ownership interests in Brookfield Renewable; and Brookfield Asset Management acting in a way that is not in the best interests of Brookfield Renewable or our unitholders.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Annual Report and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

cautionary statement regarding use of non-ifrs measures

This Annual Report contains references to Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per Unit which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations and Adjusted Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations nor Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

A reconciliation of Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations to net income is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note  6 - Segmented information in the audited annual consolidated financial statements.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

MANAGEMENT’S RESPONSIBILITY

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by the Brookfield Renewable Partners L.P. (“Brookfield Renewable”) management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, Brookfield Renewable maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance, and the communication of policies and the code of conduct throughout the company.

These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect estimates based on management’s judgment.

Ernst & Young LLP, the Independent Registered Public Accountants appointed by the directors of the general partner of Brookfield Renewable, have audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the partners their opinion on the consolidated financial statements. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

The consolidated financial statements have been further reviewed and approved by the Board of Directors of the general partner of Brookfield Renewable acting through its Audit Committee, which is comprised of directors who are not officers or employees of Brookfield Renewable. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

Sachin Shah Chief Executive Officer	Wyatt Hartley Chief Financial Officer

  February 28, 2018

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Brookfield Renewable Partners Limited (General Partner of Brookfield Renewable Partners L.P.) and Partners of Brookfield Renewable Partners L.P.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Brookfield Renewable Partners L.P. (“Brookfield Renewable”), which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Brookfield Renewable as at December 31, 2017 and December 31, 2016, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended December 31, 2017, in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), Brookfield Renewable’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 28, 2018 expressed an unqualified opinion on the effectiveness of Brookfield Renewable’s internal control over financial reporting.

Basis for Opinion

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to Brookfield Renewable in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to Brookfield Renewable’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as Brookfield Renewable’s auditors since 2011.

Toronto, Canada

February 28, 2018

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

INTERNAL CONTROL OVER FINANCIAL REPORTING

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as defined in Regulation 240.13a–15(f) or 240.15d–15(f).

Management assessed the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2017, based on the criteria set forth in Internal Control – Integrated Framework  issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2017, Brookfield Renewable’s internal control over financial reporting is effective. Management excluded from its design and assessment of internal control over financial reporting the internal controls of the 16 MW Shantavny wind project in Northern Ireland and TerraForm Global, Inc. acquired in 2017, whose total assets, net assets on a combined basis constitute approximately 7% and 5%, respectively, of the consolidated financial statement amounts as of December 31, 2017 and nil% of revenues and net income, for the year then ended.

Brookfield Renewable’s internal control over financial reporting as of December 31, 2017, has been audited by Ernst & Young LLP, the Independent Registered Public Accounting Firm, who also audited Brookfield Renewable’s consolidated financial statements for the year ended December 31, 2017. As stated in the Report of Independent Registered Public Accounting Firm, Ernst & Young LLP expressed an unqualified opinion on the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2017.

Sachin Shah Chief Executive Officer	Wyatt Hartley Chief Financial Officer

February 28, 2018

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Brookfield Renewable Partners Limited (General Partner of Brookfield Renewable Partners L.P.) and Partners of Brookfield Renewable Partners L.P.

Opinion on Internal Control over Financial Reporting

We have audited Brookfield Renewable Partners L.P. (“Brookfield Renewable”)’s internal control over  financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by  the Committee of Sponsoring Organizations of the Treadway   Commission (the “COSO criteria”). In our opinion, Brookfield Renewable maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the 16 MW Shantavny wind project in Northern Ireland and TerraForm Global acquired in 2017, which are included in the 2017 consolidated financial statements of Brookfield Renewable and constituted approximately 7% and 5% of total and net assets, respectively, as of December 31, 2017 and nil% of revenues and net income for the year then ended. Our audit of internal control over financial reporting of Brookfield Renewable also did not include an evaluation of the internal control over financial reporting of the 16 MW Shantavny wind project in Northern Ireland and TerraForm Global acquired in 2017.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public  Company  Accounting Oversight Board (United States) (“PCAOB”), the 2017 consolidated financial statements of Brookfield Renewable and our report dated February 28, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

Brookfield Renewable’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness  of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility  is to express an opinion on Brookfield Renewable’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Brookfield Renewable in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations  of the Securities and Exchange Commission and the PCAOB.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Toronto, Canada

February 28, 2018

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEAR ENDED DECEMBER 31
(MILLIONS, EXCEPT AS NOTED)	Notes	2017	2016	2015
Revenues	27	$2,625	$2,452	$1,628
Other income	7	47	64	122
Direct operating costs	8	(978)	(1,038)	(552)
Management service costs	27	(82)	(62)	(48)
Interest expense – borrowings	13	(632)	(606)	(429)
Share of earnings from equity-accounted investments	19	2	-	10
Unrealized financial instruments loss	5	(33)	(4)	(9)
Depreciation	12	(782)	(781)	(616)
Other	9	(28)	(38)	(63)
Income tax (expense) recovery
Current	11	(39)	(44)	(18)
Deferred	11	(49)	97	78
		(88)	53	60
Net income		$51	$40	$103
Net income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	14	$53	$65	$69
General partnership interest in a holding
subsidiary held by Brookfield	14	(1)	-	-
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	14	(23)	(29)	1
Preferred equity	14	26	25	30
Preferred limited partners' equity	15	28	15	1
Limited partners' equity	16	(32)	(36)	2
		$51	$40	$103
Basic and diluted (loss) earnings per LP Unit		$(0.18)	$(0.23)	$0.01

The accompanying notes are an integral part of these consolidated financial statements.
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31
(MILLIONS)	Notes	2017	2016	2015
Net income		$51	$40	$103
Other comprehensive income that will not be
reclassified to net income
Revaluations of property, plant and equipment	12	872	417	1,197
Revaluations of property, plant and equipment
related to equity-accounted investments	19	54	7	96
Actuarial (loss) gain on defined benefit plans	29	(2)	(2)	5
Deferred income taxes on above items	11	338	(34)	(283)
Total items that will not be reclassified to net income		1,262	388	1,015
Other comprehensive income (loss) that may be
reclassified to net income
Gains arising during the year on financial
instruments designated as cash-flow hedges	5	4	8	10
Unrealized (loss) gain on available-for-sale securities	5	(22)	61	-
Reclassification adjustments for amounts
recognized in net income	5	(1)	(41)	(32)
Foreign currency translation	10	190	986	(1,138)
Unrealized (loss) gain on foreign exchange swaps -
net investment hedge	5	(94)	(66)	55
Deferred income taxes on above items	11	11	(7)	(8)
Total items that may be reclassified subsequently to net income		88	941	(1,113)
Other comprehensive income (loss)		1,350	1,329	(98)
Comprehensive income		$1,401	$1,369	$5
Comprehensive income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	14	$436	$700	$273
General partnership interest in a holding
subsidiary held by Brookfield	14	8	6	(2)
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable
units held by Brookfield	14	370	275	(86)
Preferred equity	14	65	41	(87)
Preferred limited partners' equity	15	28	15	1
Limited partners' equity	16	494	332	(94)
		$1,401	$1,369	$5

The accompanying notes are an integral part of these consolidated financial statements.
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31
(MILLIONS)	Notes	2017	2016
Assets
Current assets
Cash and cash equivalents	20	$799	$223
Restricted cash	21	181	121
Trade receivables and other current assets	22	554	454
Financial instrument assets	5	72	55
Due from related parties	27	60	54
		1,666	907
Financial instrument assets	5	113	145
Equity-accounted investments	19	721	206
Property, plant and equipment, at fair value	12	27,096	25,257
Goodwill	17	901	896
Deferred income tax assets	11	177	150
Other long-term assets	23	230	176
		$30,904	$27,737
Liabilities
Current liabilities
Accounts payable and accrued liabilities	24	$542	$467
Financial instrument liabilities	5	184	156
Due to related parties	27	112	76
Current portion of long-term debt	13	1,676	1,034
		2,514	1,733
Financial instrument liabilities	5	86	72
Long-term debt and credit facilities	13	10,090	9,148
Deferred income tax liabilities	11	3,588	3,802
Other long-term liabilities	25	344	310
		16,622	15,065
Equity
Non-controlling interests
Participating non-controlling interests - in operating
subsidiaries	14	6,298	5,589
General partnership interest in a holding subsidiary
held by Brookfield	14	58	55
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	14	2,843	2,680
Preferred equity	14	616	576
Preferred limited partners' equity	15	511	324
Limited partners' equity	16	3,956	3,448
		14,282	12,672
		$30,904	$27,737

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)							Non-controlling interests
												Participating
											General	non-controlling
											partnership	interests - in a
				Actuarial						Participating	interest in	holding subsidiary
				losses on		Available-	Total	Preferred		non-controlling	a holding	- Redeemable
	Limited	Foreign		defined		for-sale	limited	limited		interests - in	subsidiary	/Exchangeable
YEAR ENDED DECEMBER 31	partners'	currency	Revaluation	benefit	Cash flow	invest-	partners'	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	ments	equity	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2016	$(257)	$(404)	$4,124	$(8)	$(31)	$24	$3,448	$324	$576	$5,589	$55	$2,680	$12,672
Net (loss) income	(32)	-	-	-	-	-	(32)	28	26	53	(1)	(23)	51
Other comprehensive income (loss)	-	26	508	(1)	2	(9)	526	-	39	383	9	393	1,350
Preferred LP Units and LP Units issued
- (Note 15, 16)
Net proceeds	411	-	-	-	-	-	411	187	-	-	-	-	598
Adjustment	(63)						(63)	-	-	-	1	62	-
Capital contributions (Note 14)	-	-	-	-	-	-	-	-	-	294	-	-	294
Acquisition	-	-	-	-	-	-	-	-	-	525	-	-	525
Distributions or dividends declared	(328)	-	-	-	-	-	(328)	(28)	(26)	(539)	(35)	(243)	(1,199)
Distribution reinvestment plan	10	-	-	-	-	-	10	-	-	-	-	-	10
Other	-	-	(16)	-	-	-	(16)	-	1	(7)	29	(26)	(19)
Change in year	(2)	26	492	(1)	2	(9)	508	187	40	709	3	163	1,610
Balance, as at December 31, 2017	$(259)	$(378)	$4,616	$(9)	$(29)	$15	$3,956	$511	$616	$6,298	$58	$2,843	$14,282

Balance, as at December 31, 2015	$(485)	$(670)	$4,019	$(7)	$(30)	$-	$2,827	$128	$610	$2,587	$52	$2,559	$8,763
Net income	(36)	-	-	-	-	-	(36)	15	25	65	-	(29)	40
Other comprehensive (loss) income	-	241	105	(1)	(1)	24	368	-	16	635	6	304	1,329
Exchange of preferred shares	-	-	-	-	-	-	-	49	(49)	-	-	-	-
Preferred LP Units and LP Units issued
Net proceeds	657	-	-	-	-	-	657	147	-	-	-	-	804
Adjustment	(85)	-	-	-	-	-	(85)	-	-	-	2	83	-
Capital contributions	-	-	-	-	-	-	-	-	-	2,621	-	-	2,621
Acquisition	-	-	-	-	-	-	-	-	-	1,417	-	-	1,417
Distributions or dividends declared	(281)	-	-	-	-	-	(281)	(15)	(25)	(119)	(24)	(232)	(696)
Distribution reinvestment plan	9	-	-	-	-	-	9	-	-	-	-	-	9
MTO adjustments	(24)	25	-	-	-	-	1	-	-	(1,617)	-	-	(1,616)
Other	(12)	-	-	-	-	-	(12)	-	(1)	-	19	(5)	1
Change in year	228	266	105	(1)	(1)	24	621	196	(34)	3,002	3	121	3,909
Balance, as at December 31, 2016	$(257)	$(404)	$4,124	$(8)	$(31)	$24	$3,448	$324	$576	$5,589	$55	$2,680	$12,672

The accompanying notes are an integral part of these consolidated financial statements.
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)						Non-controlling interests
											Participating
										General	non-controlling
										partnership	interests - in a
				Actuarial					Participating	interest in	holding subsidiary
				losses on		Total	Preferred		non-controlling	a holding	- Redeemable
	Limited	Foreign		defined		limited	limited		interests - in	subsidiary	/Exchangeable
YEAR ENDED DECEMBER 31	partners'	currency	Revaluation	benefit	Cash flow	partners'	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	equity	equity	equity	subsidiaries	Brookfield	Brookfield	equity

Balance, as at December 31, 2014	$(241)	$(241)	$3,685	$(9)	$(27)	$3,167	$-	$728	$2,062	$59	$2,865	$8,881
Net income	2	-	-	-	-	2	1	30	69	-	1	103
Other comprehensive (loss) income	-	(429)	334	2	(3)	(96)	-	(117)	204	(2)	(87)	(98)
Preferred LP Units issued	-	-	-	-	-	-	128	-	-	-	-	128
LP Units and preferred shares purchased
for cancellation	(9)	-	-	-	-	(9)	-	(1)	-	-	-	(10)
Capital contributions	-	-	-	-	-	-	-	-	460	-	-	460
Distributions or dividends declared	(239)	-	-	-	-	(239)	(1)	(30)	(208)	(12)	(217)	(707)
Distribution reinvestment plan	5	-	-	-	-	5	-	-	-	-	-	5
Other	(3)	-	-	-	-	(3)	-	-	-	7	(3)	1
Change in year	(244)	(429)	334	2	(3)	(340)	128	(118)	525	(7)	(306)	(118)
Balance, as at December 31, 2015	$(485)	$(670)	$4,019	$(7)	$(30)	$2,827	$128	$610	$2,587	$52	$2,559	$8,763

The accompanying notes are an integral part of these consolidated financial statements.
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31
(MILLIONS)	Notes	2017	2016	2015
Operating activities
Net income		$51	$40	$103
Adjustments for the following non-cash items:
Depreciation	12	782	781	616
Unrealized financial instrument loss	5	33	4	9
Share of earnings from
equity-accounted investments		(2)	-	(10)
Deferred income tax expense (recovery)	11	49	(97)	(78)
Gain on disposal	7	-	-	(53)
Other non-cash items		4	24	62
Dividends received from equity-accounted investments		31	6	19
Changes in due to or from related parties		5	11	(18)
Net change in working capital balances		(25)	(137)	(62)
		928	632	588
Financing activities
Long-term debt - borrowings	13	1,874	3,477	944
Long-term debt - repayments	13	(1,607)	(1,975)	(855)
Capital contributions from participating non-controlling
interests - in operating subsidiaries	14	294	2,621	460
Acquisition of Isagen from non-controlling interests	14	(5)	(1,540)	-
Issuance of preferred limited partnership units	15	187	147	128
Issuance of LP Units	16	411	657	-
Repurchase of LP Units and preferred shares		-	-	(10)
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries	14	(539)	(119)	(208)
To preferred shareholders		(25)	(25)	(31)
To preferred limited partners' unitholders	15	(26)	(12)	-
To unitholders of Brookfield Renewable or BRELP	14, 16	(591)	(522)	(461)
		(27)	2,709	(33)
Investing activities
Acquisitions	3	(234)	(2,886)	(682)
Acquisitions of equity-accounted investments	3	(439)	-	-
Cash and cash equivalents in acquired entity	3	611	117	19
Investment in:
Sustaining capital expenditures	12	(138)	(118)	(94)
Development and construction of renewable power
generating assets	12	(217)	(251)	(191)
Capital distribution received from equity-accounted investments, net		-	-	144
Proceeds from disposal of assets	4	150	-	143
Investment in securities	5	(77)	(60)	(18)
Restricted cash and other		16	7	56
		(328)	(3,191)	(623)
Foreign exchange gain (loss) on cash		3	10	(19)
Cash and cash equivalents
Increase (decrease)		576	160	(87)
Balance, beginning of year		223	63	150
Balance, end of year		$799	$223	$63
Supplemental cash flow information:
Interest paid		$611	$588	$414
Interest received		$27	$40	$18
Income taxes paid		$48	$55	$32

The accompanying notes are an integral part of these consolidated financial statements.
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

brookfield renewable partners l.p.

notes to the annual consolidated financial statements

The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities in North America, Colombia, Brazil, Europe, and other countries (including India and China).

Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these financial statements.

Brookfield Renewable’s non-voting limited partnership units (“LP Units”) are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable’s Class A Series 5, Series 7, Series 9, Series 11 and Series 13 preferred limited partners’ equity are traded under the symbols “BEP.PR.E”, “BEP.PR.G”, “BEP.PR.I”, “BEP.PR.K” and “BEP.PR.M” respectively, on the Toronto Stock Exchange.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

1.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  The accounting policies used in the consolidated financial statements are based on the IFRS applicable as at December 31, 2017, which encompass individual IFRS, International Accounting Standards (“IAS”), and interpretations made by the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standard Interpretations Committee (“SIC”). The policies set out below are consistently applied to all periods presented, unless otherwise noted.

These consolidated financial statements have been authorized for issuance by the Board of Directors of its general partner, BRPL, on February 28, 2018.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, C$, €, R$, £, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling, and Colombian pesos, respectively.

All figures are presented in millions of U.S. dollars unless otherwise noted.

(b) Basis of preparation

The consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.

(i)      Consolidation

These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the consolidated statements of financial position.

Brookfield Renewable has entered into a voting agreement with Brookfield, which provides Brookfield Renewable with control of the general partner of Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary. Accordingly, Brookfield Renewable consolidates the accounts of BRELP and its subsidiaries. In addition, BRELP issued redeemable-exchangeable limited partnership units to Brookfield (“Redeemable/Exchangeable partnership units”), pursuant to which the holder may at its request require BRELP to redeem the Redeemable/Exchangeable partnership units for cash consideration. This right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the Redeemable/Exchangeable partnership units so presented to BRELP that are tendered for redemption in exchange for LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified as equity of Brookfield Renewable (“Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield”).

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating operations in the United States, Brazil, Europe and other countries (including India and China). Brookfield Renewable has also entered into a voting agreement with our consortium partners in respect of our Colombian

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

operations. These voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities. Refer to Note 27 - Related party transactions for further information.

For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, Business Combinations (“IFRS 3”), as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(o)(ii) - Critical judgments in applying accounting policies - Common control transactions for Brookfield Renewable’s policy on accounting for transactions under common control.

(ii)     Equity-accounted investments

Equity-accounted investments are entities over which Brookfield Renewable has significant influence or joint arrangements representing joint ventures. Significant influence is the ability to participate in the financial and operating policy decisions of the investee, but without controlling or jointly controlling those investees. Such investments are accounted for using the equity method.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Brookfield Renewable accounts for its interests in joint ventures using the equity method.

Under the equity method, the carrying value of an interest in an investee is initially recognized at cost and adjusted for Brookfield Renewable’s share of net income, other comprehensive income (“OCI”), distributions by the equity-accounted investment and other adjustments to Brookfield Renewable’s proportionate interest in the investee.

(c) Foreign currency translation

All figures reported in the consolidated financial statements and tabular disclosures to the consolidated financial statements are reflected in millions of U.S. dollars, which is the functional currency of Brookfield Renewable. Each of the foreign operations included in these consolidated financial statements determines its own functional currency, and items included in the financial statements of each subsidiary are measured using that functional currency.

Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at the rate of exchange prevailing at the dates of the transactions during the period. Gains or losses on translation of foreign subsidiaries are included in OCI. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.

In preparing the consolidated financial statements of Brookfield Renewable, foreign currency denominated monetary assets and liabilities are translated into the functional currency using the closing rate at the applicable consolidated statement of financial position dates. Non-monetary assets and liabilities, denominated in a foreign currency and measured at fair value, are translated at the rate of exchange prevailing at the date when the fair value was determined and non-monetary assets measured at historical cost are translated at the historical rate. Revenues and expenses are measured in the

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

functional currency at the rates of exchange prevailing at the dates of the transactions with gains or losses included in income.

(d) Cash and cash equivalents

Cash and cash equivalents include cash, term deposits and money market instruments with original maturities of less than 90 days.

(e) Restricted cash

Restricted cash includes cash and cash equivalents, where the availability of funds is restricted primarily by credit agreements.

(f) Property, plant and equipment and revaluation method

Power generating assets are classified as property, plant and equipment and are accounted for using the revaluation method under IAS 16, Property, Plant and Equipment (“IAS 16”). Property, plant and equipment are initially measured at cost and subsequently carried at their revalued amount, being the fair value at the date of the revaluation, less any subsequent accumulated depreciation and any subsequent accumulated impairment losses.

Brookfield Renewable generally determines the fair value of its property, plant and equipment by using a 20-year discounted cash flow model. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location. Construction work-in-progress (“CWIP”) is revalued when sufficient information exists to determine fair value using the discounted cash flow method. Revaluations are made on an annual basis as at December 31 to ensure that the carrying amount does not differ significantly from fair value. For power generating assets acquired through business combinations during the year, Brookfield Renewable initially measures the assets at fair value consistent with the policy described in Note 1(l) – Business combinations. Accordingly, in the year of acquisition, power generating assets are not revalued at year-end unless there is an indication that assets are impaired.

Where the carrying amount of an asset increased as a result of a revaluation, the increase is recognized in income to the extent the increase reverses a previously recognized decrease recorded through income, with the remainder of the increase recognized in OCI and accumulated in equity under revaluation surplus and non-controlling interest. Where the carrying amount of an asset decreased, the decrease is recognized in OCI to the extent that a balance exists in revaluation surplus with respect to the asset, with the remainder of the decrease recognized in income.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Depreciation on power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

Estimated service lives
Dams	Up to 115 years
Penstocks	Up to 60 years
Powerhouses	Up to 115 years
Hydroelectric generating units	Up to 115 years
Wind generating units	Up to 30 years
Solar generating units	Up to 30 years
Gas-fired co-generating (“Co-gen”) units	Up to 40 years
Other assets	Up to 60 years

Costs are allocated to significant components of property, plant and equipment.  When items of property, plant and equipment have different useful lives, they are accounted for as separate items (significant components) and depreciated separately. To ensure the accuracy of useful lives and residual values, a review is conducted annually.

Depreciation is calculated based on the cost of the asset less its residual value. Depreciation commences when the asset is in the location and conditions necessary for it to be capable of operating in the manner intended by management. It ceases at the earlier of the date the asset is classified as held-for-sale and the date the asset is derecognized. An item of property, plant and equipment and any significant component is derecognized upon disposal or when no future economic benefits are expected from its use. Other assets include equipment, buildings and leasehold improvements. Buildings, furniture and fixtures, leasehold improvements and office equipment are recorded at historical cost, less accumulated depreciation. Land and CWIP are not subject to depreciation.

The depreciation of property, plant and equipment in Brazil is based on the duration of the authorization or the useful life of a concession asset. The weighted-average remaining duration at December 31, 2017 is 15 years (2016: 15 years). Since land rights are part of the concession or authorization, this cost is also subject to depreciation.

Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset, and the net amount is applied to the revalued amount of the asset.

Gains and losses on disposal of an item of property, plant and equipment are recognized in Other income in the consolidated statements of income. The revaluation surplus is reclassified within the respective components of equity and not reclassified to net income when the assets are disposed.

(g) Asset impairment

At each statement of financial position date, management assesses whether there is any indication that assets are impaired. For non-financial tangible and intangible assets (including equity-accounted investments), an impairment is recognized if the recoverable amount, determined as the greater of the estimated fair value, less costs to sell, and the discounted future cash flows generated from use and eventual disposal of an asset or cash-generating unit, is less than its carrying value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Should an impairment loss subsequently reverse, the carrying amount of the asset is increased to the lesser of the revised estimate of the recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

(h) Trade receivables and other current assets

Trade receivables and other current assets are recognized initially at fair value, and subsequently measured at amortized cost using the effective interest method, less any allowance for uncollectability.

(i) Financial instruments

All financial instruments are classified into one of the following categories: assets and liabilities at fair value through profit or loss (“FVTPL”), cash, loans and receivables, financial instruments used for hedging, and other financial liabilities.  All financial instruments are recorded at fair value at recognition. Subsequent to initial recognition, financial assets classified as loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Financial assets and financial liabilities classified as financial instruments used for cash-flow hedging continue to be recognized at fair value through OCI. Other financial assets and financial liabilities and non-hedging financial instruments are recorded at fair value through profit and loss.

Brookfield Renewable presents the liability and equity components separately upon recognition of such financial instruments. The amount of accretion relating to the liability component is recognized in profit or loss; and the amount of consideration relating to the equity component is recognized in equity.

Brookfield Renewable selectively utilizes derivative financial instruments to manage financial risks, including interest rate, commodity and foreign exchange risks. A derivative is a financial instrument, which requires little or no initial investment, settles at a future date, and has a value that changes in response to the change in a specified variable such as an interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure, and it is highly probable that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in equity by the application of hedge accounting is recognized in income over the remaining term of the original hedging relationship, unless the originally forecasted transaction is no longer expected to occur, at which point it is released to income. The fair values of derivative financial instruments are included in financial instrument assets or financial instrument liabilities, respectively.

(i)      Items qualifying as hedges

Cash flow hedge

The effective portion of unrealized gains and losses on interest rate forward and swap contracts designated as hedges of future interest rate payments are included in equity as cash flow hedges when the interest rate risk relates to an anticipated interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are recorded in income over the term of the corresponding interest payments.

Net investment hedge

Realized and unrealized gains and losses on foreign exchange forward contracts designated as hedges of currency risks are included in equity when the currency risk relates to a net investment in a subsidiary with a functional currency other than the U.S. dollar and are included in income in the period in which the subsidiary is disposed.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

(ii)     Items not qualifying as hedges

Upon initial recognition of a derivative financial instrument that is not designated as a hedge, a derivative asset or liability is recorded with an offsetting deferred liability or asset, respectively. Gains or losses arising from changes in fair value of the derivative asset or liability are recognized in income through fair value gains or losses in the period the changes occur. The deferred liability or asset is amortized through income, on a straight-line basis, over the life of the derivative financial instrument.

(iii)     Available-for-sale investments

Brookfield Renewable maintains a portfolio of marketable securities comprised of liquid equity and debt securities categorized as available-for-sale when it is not Brookfield Renewable’s strategic intent to sell the securities and the securities were not acquired principally for their near-term sale.  Available-for-sale equity and debt investments are recorded at fair value with unrealized gains and losses recorded in OCI. Realized gains and losses are recorded in income when investments are sold and are calculated using the average carrying amount of securities sold. If the fair value of an investment declines below the carrying amount, qualitative and quantitative assessments of whether the impairment is either signiﬁcant or prolonged is undertaken. All relevant facts and circumstances in this assessment are undertaken to determine, particularly the length of time and extent to which fair value has declined below the carrying amount. In the case of significant or prolonged decline in fair value of an investment, an impairment loss is recognized.

(j) Revenue and expense recognition

Revenue is derived from the sale of electricity and is recorded at the time power is provided based upon the output delivered and capacity provided at rates specified under either contract terms or prevailing market rates. The revenue must be considered collectible and the costs incurred to provide the electricity to be measurable before recognizing the related revenue. Costs related to the purchases of power or fuel are recorded upon delivery. All other costs are recorded as incurred.

(k) Income taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the statement of financial position dates. Current income tax assets and liabilities are included in trade receivables and other current assets and accounts payable and accrued liabilities, respectively.

Deferred tax is recognized on taxable temporary differences between the tax bases and the carrying amounts of assets and liabilities. Deferred tax is not recognized if the temporary difference arises from goodwill or from initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor accounting profit. Deferred income tax assets are recognized for all deductible temporary differences, carry forwards of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and reduced to the extent it is no longer probable that the income tax assets will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the statement of financial position dates.

Current and deferred income taxes relating to items recognized directly in OCI are also recognized directly in OCI.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

 (l) Business combinations

The acquisition of a business is accounted for using the acquisition method.  The consideration for an acquisition is measured at the aggregate of the fair values, at the date of exchange, of the assets transferred, the liabilities incurred to former owners of the acquired business, and equity instruments issued by the acquirer in exchange for control of the acquired business. The acquired business’ identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognized at their fair values at the acquisition date, except for income taxes which are measured in accordance with IAS 12, Income Taxes, share-based payments which are measured in accordance with IFRS 2, Share-based Payment and non-current assets that are classified as held-for-sale which are measured at fair value less costs to sell in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. The non-controlling interest in the acquiree is initially measured at the non-controlling interest’s proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized or when applicable, at the fair value of the shares outstanding.

To the extent that the aggregate of the fair value of consideration paid, the amount of any non-controlling interest and the fair value of any previously held interest in the acquiree exceeds the fair value of the net identifiable tangible and intangible assets acquired, goodwill is recognized. To the extent that this difference is negative, the amount is recognized as a gain in income. Goodwill is not amortized and is not deductible for tax purposes. However, after initial recognition, goodwill will be measured at cost less any accumulated impairment losses. An impairment assessment will be performed at least annually, and whenever circumstances such as significant declines in expected revenues, earnings or cash flows indicate that it is more likely than not that goodwill might be impaired. Goodwill impairment charges are not reversible.

When a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in income. Amounts arising from interests in the acquired business prior to the acquisition date that have previously been recognized in OCI are reclassified to income.  Upon disposal or loss of control of a subsidiary, the carrying amount of the net assets of the subsidiary (including any OCI relating to the subsidiary) are derecognized with the difference between any proceeds received and the carrying amount of the net assets recognized as a gain or loss in income.

Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in fair values are adjusted against the cost of the acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as liabilities will be recognized in the consolidated statements of income, whereas changes in the fair values of contingent consideration classified within equity are not subsequently re-measured.

(m) Other items

(i)      Capitalized costs

Capitalized costs related to CWIP include all eligible expenditures incurred in connection with the development and construction of the power generating asset. The expenditures consist of cost of materials, direct labor and any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Interest and borrowing costs are capitalized when activities that are necessary to prepare the asset for its intended use or sale are in progress, expenditures for the asset have been incurred and funds have been used or borrowed to fund the construction or development. Capitalization of costs ceases when the asset is ready for its intended use.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

(ii)     Pension and employee future benefits

Pension and employee future benefits are recognized in the consolidated financial statements in respect of employees of the operating entities within Brookfield Renewable. The costs of retirement benefits for defined benefit plans and post-employment benefits are recognized as the benefits are earned by employees. The project unit credit method, using the length of service and management’s best estimate assumptions, is used to value its pension and other retirement benefits. All actuarial gains and losses are recognized immediately through OCI in order for the net pension asset or liability recognized in the consolidated statements of financial position to reflect the full value of the plan deficit or surplus. Net interest is calculated by applying the discount rate to the net defined benefit asset or liability. Changes in the net defined benefit obligation related to service costs (comprising of current service costs, past services costs, gains and losses on curtailments and non-routine settlements), and net interest expense or income are recognized in the consolidated statements of income.

Re-measurements, comprising of actuarial gains or losses, the effect of the asset ceiling, and the return on plan assets (excluding net interest), are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Re-measurements are not reclassified to profit or loss in subsequent periods. For defined contribution plans, amounts are expensed based on employee entitlement.

(iii)     Decommissioning, restoration and environmental liabilities

Legal and constructive obligations associated with the retirement of property, plant and equipment are recorded as liabilities when those obligations are incurred and are measured at the present value of the expected costs to settle the liability, using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The liability is accreted up to the date the liability will be incurred with a corresponding charge to operating expenses. The carrying amount of decommissioning, restoration and environmental liabilities is reviewed annually with changes in the estimates of timing or amount of cash flows added to or deducted from the cost of the related asset.

(iv)     Interest and borrowing costs

Interest and borrowing costs are capitalized when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use.

(v)      Provisions

A provision is a liability of uncertain timing or amount. A provision is recognized if Brookfield Renewable has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. The provision is measured at the present value of the best estimate of the expenditures expected to be required to settle the obligation using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. Provisions are re-measured at each statement of financial position date using the current discount rate. The increase in the provision due to the passage of time is recognized as interest expense.

(vi)     Interest income

Interest income is earned with the passage of time and is recorded on an accrual basis.

(vii)    Government grants

Brookfield Renewable becomes eligible for government grants by constructing or purchasing renewable power generating assets, and by bringing those assets to commercial operation, coupled with a successful application to the applicable program or agency. The assessment of whether or not a project

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

has complied with the conditions and that there is reasonable assurance the grants will be received will be undertaken on a case by case basis. Brookfield Renewable reduces the cost of the asset by the amount of the grant.  The grant amounts are recognized in income on a systematic basis as a reduction of depreciation over the periods, and in the proportions, in which depreciation on those assets is charged.

With respect to grants related to income, the government assistance (in the form of the difference between market price and guaranteed fixed price) typically becomes payable once electricity is produced and delivered to the relevant grid. It is at this point that the receipt of the grant becomes reasonably assured, and therefore the grant is recognized as revenue in the month that delivery of the electricity occurs.

(n) Critical estimates

Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and OCI for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:

(i)      Property, plant and equipment

The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 12 - Property, plant and equipment, at fair value. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(o)(iii) - Critical judgments in applying accounting policies - Property, plant and equipment for further details.

Estimates of useful lives and residual values are used in determining depreciation and amortization. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.

(ii)     Financial instruments

Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates and the timing of energy delivery. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and, for the subsequent years, Brookfield Renewable’s best estimate of electricity prices that would allow new entrants into the market. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 5 - Risk management and financial instruments for more details.

(iii)    Deferred income taxes

The consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated statement of financial position dates. Operating plans and forecasts are used to estimate when the temporary difference will reverse.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

(o) Critical judgments in applying accounting policies

The following are the critical judgments that have been made in applying the accounting policies used in the consolidated financial statements and that have the most significant effect on the amounts in the consolidated financial statements:

(i)      Preparation of consolidated financial statements

These consolidated financial statements present the financial position, results of operations and cash flows of Brookfield Renewable. Judgment is required in determining what assets, liabilities and transactions are recognized in the consolidated financial statements as pertaining to Brookfield Renewable’s operations.

(ii)     Common control transactions

Common control business combinations specifically fall outside of scope of IFRS 3 and as such management has used its judgment to determine an appropriate policy to account for these transactions, considering other relevant accounting guidance that is within the framework of principles in IFRS and that reflects the economic reality of the transactions, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. As a result, the consolidated financial statements account for assets and liabilities acquired at the previous carrying value on the predecessor’s financial statements. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.

(iii)     Property, plant and equipment

The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 1(f) - Property, plant and equipment and revaluation method. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.

Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology is generally a 20-year discounted cash flow model. Twenty years is the period considered reasonable as Brookfield Renewable has 20-year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value.

The valuation model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term power purchase agreement pricing, the cash flow model uses estimates of future electricity prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of power generating assets not linked to long-term power purchase agreements also requires the development of a long-term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from new renewable on-shore wind development resources as the benchmark that will establish the market price for electricity for renewable resources.

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the year 2025 in North America and Colombia, 2023 in Europe,

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

and 2021 in Brazil.  Based on current supply and demand fundamentals, Brookfield Renewable revised the year of new entry in North America to 2025 from 2023.  The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. For the North American and European businesses, Brookfield Renewable has estimated a discount to these new-build wind prices to determine renewable electricity prices for hydroelectric and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.

Terminal values are included in the valuation of hydroelectric assets in North America and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value.

Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists. Operating costs are based on long-term budgets escalated for inflation.  Each operational facility has a 20-year capital plan that it follows to ensure the maximum life of its assets is achieved. Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.

(iv)     Financial instruments

The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 1(i) - Financial instruments. In applying the policy, judgments are made in applying the criteria set out in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), to record financial instruments at fair value through profit and loss, and the assessments of the effectiveness of hedging relationships.

(v)      Deferred income taxes

The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 1(k) - Income taxes. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

(p) Future changes in accounting policies

The following table provides a brief description of accounting standards issued but not yet effective, none of which will be early adopted by Brookfield Renewable:

Standard	Description	Effective date	Effect on financial statements
In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”).

The standard reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows.

The new standard makes several improvements to IAS 39; mostly notably adopting a principle based approach to hedge accounting. While this does not change the type of hedging relationships or the requirement to measure ineffectiveness, it simplifies the application of hedge accounting and should allow for better alignment of risk management strategies with accounting presentation. Other changes include replacing the multiple financial asset impairment models in IAS 39 with a single model based on expected credit losses on all financial assets, and replacing the existing complex classifications structure with a business model approach based on the intent and nature of the cash flows.

The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with early adoption permitted.

The adoption of IFRS 9 is a significant initiative for Brookfield Renewable.

Management has chosen to adopt the standard retrospectively with no restatement of comparative periods. The assessment of financial assets and liabilities under the new classification methodology has been completed.  Hedging documentation has been updated for compliance with IFRS 9 and updated risk management policies and internal controls to align with the new standard. Management has also assessed the impact of the new impairment requirements for financial assets.

There are no material adjustments from the adoption of the standard.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Standard	Description	Effective date	Effect on financial statements
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014.

IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue, IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract as well as requiring more informative and relevant disclosures. IFRS 15 applies to nearly all contracts with customers, unless covered by another standard, such as leases, financial instruments and insurance contracts.

In April 2016, the IASB issued amendments to IFRS 15, which provided additional guidance on the identification of performance obligations, on assessing principal versus agent considerations and on licensing revenue. The amendments also provide additional transition relief upon initial adoption of IFRS 15 and have the same effective date as the IFRS 15 standard.

The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with early adoption permitted.

The adoption of IFRS 15 is a significant initiative for Brookfield Renewable.

Management has chosen to adopt the standard using the modified retrospective approach. This method results in a cumulative catch-up adjustment to equity as of January 1, 2018 as if the standard had always been in effect.

Management has completed its review of material revenue streams. The majority of Brookfield Renewable’s revenue streams are within the scope of IFRS 15 and are include the sale of energy, capacity and renewable energy credits through power purchase agreements or through merchant mechanisms.

Based on management’s analysis, substantially all of the contracts currently in place for the year beginning on January 1, 2018 do not contain a difference in the timing or measurement of revenue recognition under the new standard and the impact of both the cumulative catch up and ongoing revenue recognition is expected to not be material to the overall statements of Brookfield Renewable.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Standard	Description	Effective date	Effect on financial statements
IFRS 16, Leases (“IFRS 16”) was issued by the IASB on January 13, 2016.

IFRS 16 brings most leases onto the statement of financial position for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases and related interpretations. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application.

The standard has a mandatory effective date for annual periods beginning on or after January 1, 2019, with early adoption permitted.

Management has formed its adoption working group and participated in planning sessions with Brookfield Asset Management.

Management continues to evaluate the impact of IFRS 16 on the consolidated financial statements.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

2. PRINCIPAL SUBSIDIARIES

The following table lists the subsidiaries of Brookfield Renewable which, in the opinion of management, significantly affect its financial position and results of operations as at December 31, 2017:

	Jurisdiction of	Percentage of
	Incorporation	voting securities
	or Organization	owned or controlled
Alta Wind VIII LLC(1)	Delaware	100
BIF II Safe Harbor Holdings LLC(1)	Delaware	100
BIF III Holtwood LLC(1)	Delaware	100
BRE GLBL Holdings L.P.(1)	Bermuda	100
BRI Green Energy Limited(1)	Republic of Ireland	100
Brookfield BRP Canada Corp.	Alberta	100
Brookfield Energia Comercializadora Ltda	Brazil	100
Brookfield Power US Holding America Co.	Delaware	100
Brookfield Power Wind Prince LP	Ontario	100
Brookfield Renewable UK Hydro Limited	England and Wales	100
Brookfield Smoky Mountain Hydropower LLC(1)	Delaware	100
Brookfield White Pine Hydro LLC(1)	Delaware	100
Catalyst Old River Hydroelectric Limited Partnership(2)	Louisiana	75
Erie Boulevard Hydropower, L.P.	Delaware	100
Granite Reliable Power, LLC(1)	Delaware	89.5
Great Lakes Hydro America, LLC	Delaware	100
Great Lakes Power Limited	Ontario	100
Hawks Nest Hydro LLC	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	99.5
Itiquira Energética S.A.	Brazil	100
Kwagis Power Limited Partnership	British Columbia	75
Lièvre Power L.P.	Québec	100
Mississagi Power Trust	Québec	100
Orion Canadian Holdings 1 AIV L.P.	Ontario	100
PEA - Parque Eólico da Serra, Unipessola S.A.(1)	Portugal	100
Powell River Energy Inc.	Canada	100
Rumford Falls Hydro LLC	Delaware	100
Safe Harbor Water Power Corporation(1)	Pennsylvania	100
Tangará Energia S.A.(1)	Brazil - São Paulo	100
Windstar Energy, LLC	California	100
2016 Comber Wind Limited Partnership	Ontario	100

(1)            Voting control held through voting agreements with Brookfield.

(2)            Non-voting economic interest held through preferred shares and secured notes.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

3.  ACQUISITIONS

The following investments were accounted for using the equity method as  Brookfield Renewable has significant influence through its position in the business, and the results of operations have been included in the audited annual consolidated financial statements since the date of investment. See Note 19 – Equity-accounted investments.

European Storage

In August 2017, Brookfield Renewable, along with its institutional partners, acquired a 25% interest in FHH Guernsey Ltd which owns a 2.1 GW pumped storage portfolio in the United Kingdom (“European Storage”). Brookfield Renewable retains an approximate 7% economic interest in the portfolio. Total consideration was £194 million ($248 million). The acquisition costs of £1 million ($1 million) were incurred and capitalized.

TerraForm Power

In October 2017, along with its institutional partners, Brookfield Renewable closed the acquisition of a 51% interest in TerraForm Power, Inc. (“TerraForm Power”). TerraForm Power is a 2,600 MW large scale diversified portfolio of solar and wind assets located predominately in the U.S. Brookfield Renewable retains an indirect economic interest of approximately 16% in TerraForm Power for a total net investment of $203 million.

Brookfield Renewable had previously accounted for its indirect interest in TerraForm Power as an available for sale investment. The change from available for sale accounting to equity method accounting resulted in a gain of $13 million being reclassified from the audited annual consolidated statement of comprehensive income to the statement of income and included in Other income, representing the accumulated gain on the previously held indirect investment.  The acquisition costs of $1 million were incurred and capitalized.

In October 2017, Brookfield Renewable entered into a voting agreement with the Brookfield subsidiary that ultimately controls TerraForm Power. Pursuant to this voting agreement, Brookfield Renewable is entitled to direct the election for one of the four directors of the Brookfield subsidiary, thereby providing Brookfield Renewable with significant influence over this subsidiary.

The following investments were accounted for using the acquisition method, and the results of operations have been included in the audited annual consolidated financial statements since the date of acquisition.

European Wind

In February 2017, Brookfield Renewable entered into an agreement to acquire, along with its institutional partners, a 100% interest in a 16 MW wind facility in Northern Ireland (“European Wind”).

In August 2017, Brookfield Renewable, along with its institutional partners, completed the acquisition of European Wind, which was commissioned in July of 2017. Accordingly, if the acquisition had taken place at the beginning of the year, the revenue from European Wind earned prior to the date of acquisition would have been immaterial. The total consideration was £24 million ($32 million). Brookfield Renewable retains an approximate 40% controlling interest in the asset. The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other in the audited annual consolidated statements of income.

TerraForm Global

In December 2017, along with its institutional partners, Brookfield Renewable closed the acquisition of a 100% interest in TerraForm Global, Inc. (“TerraForm Global”). TerraForm Global is 919 MW portfolio of diversified solar and wind assets located predominately in Brazil and Asia. The total consideration paid

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

was $657 million and the fair value of the interest previously held was $100 million. Brookfield Renewable retains a 31% economic interest in TerraForm Global with its share of the fair value of previously held interest on the acquisition date totaling $30 million. Brookfield Renewable’s share of the consideration paid was $202 million.

Brookfield Renewable had previously accounted for its indirect interest in TerraForm Global as an available for sale investment. The change from available for sale accounting to consolidation accounting resulted in a gain of $2 million being reclassified from the audited annual consolidated statement of comprehensive income to the statement of income and included in Other income, representing the accumulated gain on the previously held indirect investment.

If the acquisition had taken place at the beginning of the year, the revenue from TerraForm Global for the year ended December 31, 2017 would have been $250 million.  The total acquisition costs of $1 million were expensed as incurred and have been classified under Other in the audited annual consolidated statements of income.

In December 2017, Brookfield Renewable entered into a voting agreement with an affiliate of Brookfield Renewable that ultimately controls TerraForm Global. Pursuant to this voting agreement, Brookfield Renewable is entitled to direct the election of the directors of the Brookfield subsidiary.

The provisional purchase price allocations, at fair value, with respect to the acquisitions are as follows:

	TerraForm	European
(MILLIONS)	Global	Wind	Total
Cash and cash equivalents	$611	$-	$611
Restricted cash	90	-	90
Trade receivables and other current assets	62	1	63
Financial instruments	20	-	20
Property, plant and equipment, at fair value	1,208	37	1,245
Deferred tax assets	18	-	18
Other long-term assets	94	-	94
Current liabilities	(73)	(4)	(77)
Current portion of long-term debt	(1,183)	-	(1,183)
Financial instruments	(15)	-	(15)
Long-term debt	(5)	-	(5)
Deferred income tax liabilities	(15)	(2)	(17)
Other long-term liabilities	(54)	-	(54)
Non-controlling interests	(1)	-	(1)
Fair value of net assets acquired	757	32	789
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Completed in 2016

The following investments were accounted for using the acquisition method, and the results of operations have been included in the audited annual consolidated financial statements since the respective dates of acquisition.

Colombia Portfolio

On January 22, 2016, Brookfield Renewable and its institutional partners (the “consortium”) acquired a 57.6% interest in Isagen S.A. E.S.P (“Isagen”) from the Colombian government (the “Initial Investment”). Isagen was a listed entity in Colombia.  It is Colombia’s third-largest power generation company and owns and operates a 3,032 MW portfolio, consisting predominantly of a portfolio of largely reservoir-based, hydroelectric facilities. Annual generation is expected to approximate 15,000 GWh.

Following the closing of the Initial Investment, the consortium was required to conduct two mandatory tender offers (“MTOs”) for the Isagen public shareholders at the same price per share paid for its initial 57.6% controlling interest.

The consortium closed the First MTO and the Second MTO on May 13, 2016 and September 14, 2016, respectively. During 2017, the consortium acquired further shares from public shareholders and completed delisting of Isagen from the Colombia Stock Exchange. After giving effect to the MTOs and additional shares the consortium ownership stands at 99.5% as of December 31, 2017.

Brookfield Renewable is the general partner of and controls the entity that holds the consortium’s 99.5% interest in Isagen. Brookfield Renewable’s investment is equivalent to an approximate 24% economic interest.

The total acquisition costs of $13 million were expensed as incurred and have been classified under Other in the  audited annual consolidated statements of income in 2016.

If the acquisition had taken place at the beginning of the year, the revenue from Isagen for the year ended December 31, 2016 would have been $900 million.

Brazil Portfolio

In January 2016, Brookfield Renewable acquired a 51 MW hydroelectric portfolio in Brazil (“Brazil Portfolio”). Total consideration of R$417 million ($103 million) included cash paid of R$355 million ($88 million), deferred consideration of R$35 million ($9 million) and the impact of the foreign currency contracts of R$24 million ($6 million). Brookfield Renewable retains a 100% interest in the portfolio.

The total acquisition costs of less than $1 million were expensed as incurred and classified under Other in the audited annual consolidated statements of income in 2016.

North American Portfolio

In April 2016, Brookfield Renewable acquired a 296 MW portfolio of hydroelectric facilities in Pennsylvania that are expected to generate 1,109 GWh annually (“Pennsylvania Hydro”). The acquisition was completed with institutional partners, and Brookfield Renewable retains approximately 28.6% interest in the portfolio.

Total cash consideration was $859 million. The acquisition costs of $6 million were expensed as incurred and have been classified under Other in the audited annual consolidated statements of income in 2016.

If the acquisition had taken place at the beginning of the year, the revenue from Pennsylvania Hydro for the year ended December 31, 2016 would have been $46 million.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

In April 2016, Brookfield Renewable entered into a voting agreement with a Brookfield subsidiary that forms part of Brookfield Infrastructure Fund III. Pursuant to this voting agreement, Brookfield Renewable is entitled to direct the election of the directors of the entity that ultimately controls and operates the Pennsylvania Hydro assets.

European Wind Development Project

In September 2016, Brookfield Renewable acquired a 19 MW wind development project in Ireland. The total consideration of €8 million ($9 million) included cash consideration of €7 million ($8 million) and deferred consideration and working capital adjustments of €1 million ($1 million). The acquisition was completed with institutional partners, and Brookfield Renewable retained an approximately 40% controlling interest in the asset. The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other in the audited annual consolidated statements of income.

Purchase price allocations

Final purchase price allocations, at fair values, with respect to the acquisitions are as follows:

(MILLIONS)	Colombia	Brazil	Pennsylvania	Ireland	Total
Cash and cash equivalents	$113	$4	$-	$-	$117
Trade receivables and other current assets	174	2	1	-	177
Property, plant and equipment, at fair value	4,772	100	859	10	5,741
Other long-term assets	15	-	-	-	15
Current liabilities	(463)	(3)	(1)	-	(467)
Long-term debt	(899)	-	-	-	(899)
Deferred income tax liabilities	(1,019)	-	-	(1)	(1,020)
Other long-term liabilities	(149)	-	-	-	(149)
Non-controlling interests	(1,417)	-	-	-	(1,417)
Fair value of net assets acquired	1,127	103	859	9	2,098
Goodwill (Note 17)	799	-	-	-	799
Purchase price	$1,926	$103	$859	$9	$2,897

Completed in 2015

The following investments were accounted for using the acquisition method, and the results of operations have been included in the audited annual consolidated financial statements since the respective dates of acquisition.

European Wind Portfolio

In February 2015, Brookfield Renewable acquired two wind facilities in Portugal (“Portugal Wind Portfolio”) with an aggregate capacity of 123 MW, and expected to generate 260 GWh annually.

The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest. Total consideration of €65 million ($71 million) included cash paid on closing of €58 million ($63 million), post-closing adjustments, and deferred consideration.

The revenue for the year ended December 31, 2015 is $28 million.

In June 2015, Brookfield Renewable acquired an onshore wind development pipeline in Scotland (“Scotland Wind Pipeline”) totaling approximately 1,200 MW, including a mix of contracted, permitted and earlier stage development projects. Total consideration of £47 million ($72 million) included upfront cash paid of £40 million ($62 million), contingent consideration, and working capital adjustments. The

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

acquisition costs of $1 million were expensed as incurred. The contingent consideration was recorded at its fair value of £6 million ($9 million), which represents the present value of a probability-weighted evaluation of Brookfield Renewable’s obligation to pay up to £63 million ($97 million) related to the build-out of the development pipeline. The contingent consideration was recognized in the Consolidated Statements of Financial Position within the Other long-term liabilities line item.

Brazil Portfolio

In November 2014, Brookfield Renewable entered into an agreement to acquire a 488 MW portfolio in Brazil comprising of hydroelectric, wind and biomass generating capacity (“Brazil Portfolio”). The acquisitions were completed in 2015 with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest.

Total consideration of R$1,867 million ($588 million) included cash paid of R$1,717 million ($541 million) and deferred consideration. The remaining non-controlling interests were subsequently acquired for R$50 million ($16 million). The total acquisition costs of $2 million were expensed as incurred.

If the acquisition had taken place at the beginning of 2015 the revenue from the acquisition would have been $93 million (unaudited) for the year ended December 31, 2015.

Voting Agreements

In March 2015, Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries (and their managing members) related to Brookfield Infrastructure Fund II (the “BIF II Entities”) which are co-investors along with a subsidiary of Brookfield Renewable in Brazilian entities (the “FIPs”) which hold the Brazil Portfolio power generating operations. Pursuant to these voting agreements, the BIF II Entities agreed to provide Brookfield Renewable, among other things, the authority to direct the election of the manager of the jointly-owned FIPs.

Purchase price allocations

Final purchase price allocations, at fair values, with respect to the acquisitions are as follows:

(MILLIONS)	Brazil	Portugal	Scotland	Total
Cash and cash equivalents	$19	$-	$-	$19
Restricted cash	16	5	-	21
Trade receivables and other current assets	16	3	1	20
Property, plant and equipment, at fair value	854	209	84	1,147
Current liabilities	(21)	(19)	(1)	(41)
Long-term debt	(280)	(111)	-	(391)
Other long-term liabilities	-	(16)	(12)	(28)
Non-controlling interests	(16)	-	-	(16)
Net assets acquired	$588	$71	$72	$731

During the years ended December 31, 2017 and 2016, the purchase price allocations for the acquisitions in 2016 and 2015, respectively, were finalized. No material changes to the provisional purchase price allocations disclosed in the audited annual consolidated financial statements for 2016 and 2015 had to be considered for acquisitions made in the respective years.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

4.  DISPOSAL OF ASSETS

In March 2017, along with its institutional partners, Brookfield Renewable sold its interest in two wind facilities in Ireland, with a combined capacity of 137 MW, to a third party. Gross cash consideration consisted of €147 million ($155 million), inclusive of working capital adjustments. The resulting loss on disposition of €5 million ($5 million), net of €5 million ($5 million) of transaction costs, was recognized in the audited annual consolidated statements of income within Other. Brookfield Renewable’s interest was approximately 40%.

As a result of the disposition, the post-tax accumulated revaluation surplus of €44 million ($47 million) was reclassified from other comprehensive income directly to equity. Further, other comprehensive loss of €3 million ($3 million) post-tax on interest rate swaps which had been designated as hedges was reclassified to the audited annual consolidated statements of income.

Summarized financial information relating to the disposal of the facilities is shown below:

(MILLIONS)
Net proceeds, including working capital adjustments and transaction costs	$150
Carrying value
Assets	353
Liabilities	(198)
155
Loss on disposal	$(5)
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

5.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

RISK MANAGEMENT

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.

The sensitivity analysis discussed below reflect the risks associated with instruments that Brookfield Renewable considers are market sensitive and the potential loss resulting from one or more selected hypothetical changes. Therefore, the discussion below is not intended to fully reflect Brookfield Renewable’s risk exposure.

(a) Market risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in market prices.

Brookfield Renewable faces market risk from foreign currency assets and liabilities, the impact of changes in interest rates, and floating rate liabilities. Market risk is managed by funding assets with financial liabilities in the same currency and with similar interest rate characteristics and holding financial contracts, such as interest rate swaps and foreign exchange contracts, to minimize residual exposures. Financial instruments held by Brookfield Renewable that are subject to market risk include borrowings and financial instruments, such as interest rate, currency and commodity contracts. The categories of financial instruments that can give rise to significant variability are described below:

(i) Electricity price risk

Electricity price risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in electricity prices.  Electricity price risk arises from the sale of Brookfield Renewable’s uncontracted generation. Brookfield Renewable aims to sell electricity under long-term contracts to secure stable prices and mitigate its exposure to wholesale markets.

The table below summarizes the impact of changes in the market price of electricity as at December 31.  The impact is expressed in terms of the effect on net income and OCI.  The sensitivities are based on the assumption that the market price changes by five percent with all other variables held constant.

Impact of a 5% change in the market price of electricity, on outstanding energy derivative contracts, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2017	2016	2015	2017	2016	2015
5% increase	$(3)	$(1)	$(2)	$(4)	$(7)	$(7)
5% decrease	3	1	2	4	7	7

(1)       Amounts represent the potential annual net pretax impact.

(ii) Foreign currency risk

Foreign currency risk is defined for these purposes as the risk that the fair value of a financial instrument held by Brookfield Renewable will fluctuate because of changes in foreign currency rates.

Brookfield Renewable has exposure to the Canadian dollar, Brazilian real, Euro, British pound sterling, Colombian peso, Indian rupee, South African rand, Malaysian ringgit, Thai baht and Chinese yuan through its investments in foreign operations. Consequently, fluctuations in the U.S. dollar exchange rate

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

against these currencies increase the volatility of net income and other comprehensive income. Brookfield Renewable holds foreign currency contracts primarily to mitigate this exposure.

The table below summarizes the impact of changes in the exchange rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the currency exchange rate changes by five percent with all other variables held constant.

Impact of a 5% change in U.S. dollar exchange rates, on outstanding foreign exchange swaps, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2017	2016	2015	2017	2016	2015
5% increase	$4	$1	$2	$79	$51	$10
5% decrease	(4)	(1)	(2)	(79)	(51)	(10)

(1)       Amounts represent the potential annual net pretax impact.

(iii) Interest rate risk

Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate, because of changes in interest rates.

Brookfield Renewable’s assets largely consist of long duration physical assets. Brookfield Renewable’s financial liabilities consist primarily of long-term fixed rate debt or floating-rate debt that has been swapped to fixed rates with interest rate financial instruments. All non-derivative financial liabilities are recorded at their amortized cost. Brookfield Renewable also holds interest rate contracts to lock-in fixed rates on certain anticipated future debt issuances.

Brookfield Renewable will enter into interest rate swaps designed to minimize the exposure to interest rate fluctuations on its variable rate debt.  Fluctuations in interest rates could impact Brookfield Renewable’s cash flows, primarily with respect to the interest payable against Brookfield Renewable’s variable rate debt, which is limited to certain subsidiary borrowings with a total principal value of $4,176 million (2016: $4,194 million). Of this principal value, $824 million (2016: $966 million) has been hedged through the use of interest rate swaps. The fair values of the recognized liability for the interest rate swaps were calculated using a valuation model with observable interest rates.

The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by one percent with all other variables held constant.

Impact of a 1% change in interest rates, on outstanding interest rate swaps and variable rate debt, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2017	2016	2015	2017	2016	2015
1% increase	$17	$(17)	$(15)	$54	$115	$125
1% decrease	(17)	17	15	(54)	(115)	(125)

(1)       Amounts represent the potential annual net pretax impact.

(b) Credit risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. Brookfield Renewable’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding energy contracts, interest rate swaps, forward foreign exchange contracts and physical electricity and gas transactions.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Brookfield Renewable minimizes credit risk with counterparties through the selection, monitoring and diversification of counterparties, and the use of standard trading contracts, and other credit risk mitigation techniques.  In addition, Brookfield Renewable’s power purchase agreements are reviewed regularly and are almost exclusively with customers having long standing credit histories or investment grade ratings, which limit the risk of non-collection. See Note 22 - Trade receivables and other current assets, for additional details regarding Brookfield Renewable’s trade receivables balance.

The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2017	2016
Cash and cash equivalents	$799	$223
Restricted cash(1)	284	250
Trade receivables and other short-term receivables	442	365
Financial instrument assets(1)	185	200
Due from related parties	60	54
	$1,770	$1,092

(1)            Includes both the current and long-term amounts.

(c) Liquidity risk

Liquidity risk is the risk that Brookfield Renewable cannot meet a demand for cash or fund an obligation when due.  Liquidity risk is mitigated by Brookfield Renewable’s cash and cash equivalent balances and its access to undrawn credit facilities. Details of the available portion of credit facilities are included in Note 13 – Long-term debt and credit facilities.  Brookfield Renewable also ensures that it has access to public capital markets and maintains a strong investment grade credit rating.

Brookfield Renewable is also subject to the risk associated with debt financing. This risk is mitigated by the long-term duration of debt instruments and the diversification in maturity dates over an extended period of time.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

CASH OBLIGATIONS

The table below classifies the cash obligations related to Brookfield Renewable’s liabilities into relevant maturity groupings based on the remaining period from the statement of financial position dates to the contractual maturity date.  As the amounts are the contractual undiscounted cash flows (gross of unamortized financing fees and accumulated amortization, where applicable), they may not agree with the amounts disclosed in the consolidated statements of financial position.

AS AT DECEMBER 31, 2017
(MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$542	$-	$-	$542
Financial instrument liabilities(1)	184	62	24	270
Due to related parties	112	-	-	112
Other long-term liabilities - concession payments	1	3	10	14
Long-term debt and credit facilities(1)	1,676	4,587	5,579	11,842
Interest payable on long-term debt(2)	634	1,924	1,697	4,255
Total	$3,149	$6,576	$7,310	$17,035

AS AT DECEMBER 31, 2016
(MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$467	$-	$-	$467
Financial instrument liabilities(1)	156	66	6	228
Due to related parties	76	-	-	76
Other long-term liabilities - concession payments	1	4	11	16
Long-term debt and credit facilities(1)	1,034	3,970	5,256	10,260
Interest payable on long-term debt(2)	589	1,821	1,449	3,859
Total	$2,323	$5,861	$6,722	$14,906

(1)       Includes both the current and long-term amounts.

(2)       Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Brookfield Renewable classifies its assets and liabilities as outlined below:
					Other	Non-financial
	Cash, loans			Derivatives	financial	assets and
AS AT DECEMBER 31, 2017	and	Assets/		used for	assets and	non-financial
(MILLIONS)	receivables	liabilities(1)		hedging	liabilities	liabilities	Total
Cash and cash equivalents	$799		$-	$-	$-	$-	$799
Restricted cash	181	-	-	-	-	-	181
Trade and other receivables(2)	442		-	-	-	-	442
Other current assets	-		-	-	-	112	112
Due from related parties(2)	60		-	-	-	-	60
Financial instrument assets(3)	-		20	6	159	-	185
Equity-accounted investments	-		-	-	-	721	721
Property, plant and equipment, at fair value	-		-	-	-	27,096	27,096
Goodwill	-		-	-	-	901	901
Deferred income tax assets	-		-	-	-	177	177
Other long-term assets	103		-	-	-	127	230
Total assets	$1,585		$20	$6	$159	$29,134	$30,904
Accounts payable and accrued liabilities(2)	$-		$-	$-	$542	$-	$542
Financial instrument liabilities(3)	-		145	125	-	-	270
Due to related parties(2)	-		-	-	112	-	112
Long-term debt and credit facilities(2)(3)	-		-	-	11,766	-	11,766
Deferred income tax liabilities	-		-	-	-	3,588	3,588
Other long-term liabilities	-		-	-	344	-	344
Total liabilities	$-		$145	$125	$12,764	$3,588	$16,622

(1)            Measured at fair value with all gains and losses recorded in the consolidated statement of income.

(2)            Measured at fair value at inception and subsequently recorded at amortized cost using the effective interest rate method.

(3)            Includes both the current and long-term amounts.

				Other	Non-financial
	Cash, loans		Derivatives	financial	assets and
AS AT DECEMBER 31, 2016	and	Assets/	used for	assets and	non-financial
(MILLIONS)	receivables	liabilities(1)	hedging	liabilities	liabilities	Total
Cash and cash equivalents	$223	$-	$-	$-	$-	$223
Restricted cash	121	-	-	-	-	121
Trade and other receivables(2)	365	-	-	-	-	365
Other current assets	-	-	-	-	89	89
Due from related parties(2)	54	-	-	-	-	54
Financial instrument assets(3)	-	14	50	136	-	200
Equity-accounted investments	-	-	-	-	206	206
Property, plant and equipment, at fair value	-	-	-	-	25,257	25,257
Goodwill	-	-	-	-	896	896
Deferred income tax assets	-	-	-	-	150	150
Other long-term assets	129	-	-	-	47	176
Total assets	$892	$14	$50	$136	$26,645	$27,737
Accounts payable and accrued liabilities(2)	$-	$-	$-	$467	$-	$467
Financial instrument liabilities(3)	-	11	217	-	-	228
Due to related parties(2)	-	-	-	76	-	76
Long-term debt and credit facilities(2)(3)	-	-	-	10,182	-	10,182
Deferred income tax liabilities	-	-	-	-	3,802	3,802
Other long-term liabilities	-	-	-	310	-	310
Total liabilities	$-	$11	$217	$11,035	$3,802	$15,065

(1)            Measured at fair value with all gains and losses recorded in the consolidated statement of income.

(2)            Measured at fair value at inception and subsequently recorded at amortized cost using the effective interest rate method.

(3)            Includes both the current and long-term amounts.

Fair value disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Assets and liabilities  measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 –  inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy as at December 31:

(MILLIONS)	Level 1	Level 2	Level 3	2017	2016
Assets measured at fair value:
Cash and cash equivalents	$799	$-	$-	$799	$223
Restricted cash(1)	284	-	-	284	250
Financial instrument assets(2)
Energy derivative contracts	-	-	-	-	8
Interest rate swaps	-	6	-	6	7
Foreign exchange swaps	-	20	-	20	49
Available-for-sale investments(2)	79	80	-	159	136
Property, plant and equipment	-	-	27,096	27,096	25,257
Liabilities measured at fair value:
Financial instrument liabilities(3)
Energy derivative contracts	-	(19)	-	(19)	(5)
Interest rate swaps	-	(155)	-	(155)	(178)
Foreign exchange swaps	-	(96)	-	(96)	(45)
Contingent consideration(4)	-	-	(18)	(18)	(16)
Liabilities for which fair value is disclosed:
Long-term debt and credit facilities	-	(12,479)	-	(12,479)	(10,870)
Total	$1,162	$(12,643)	$27,078	$15,597	$14,816

(1)       Includes both the current amount and long-term amount included in Other long-term assets.

(2)       Includes amounts in Level 2 that relate to the Brookfield Infrastructure Debt Fund holdings.

(3)       Includes both current and long-term amounts.

(4)       Amount relates to 2015 and 2014 business combinations with obligations lapsing in 2021 and 2024 respectively.

There were no transfers between levels during the year ended December 31, 2017.

Financial instruments disclosures

The aggregate amount of Brookfield Renewable’s net financial instrument positions as at December 31 are as follows:

		2017		2016
			Net Liabilities	Net Liabilities
(MILLIONS)	Assets	Liabilities	(Assets)	(Assets)
Energy derivative contracts	$-	$19	$19	$(3)
Interest rate swaps	6	155	149	171
Foreign exchange swaps	20	96	76	(4)
Available-for-sale securities	159	-	(159)	(136)
Total	185	270	85	28
Less: current portion	72	184	112	101
Long-term portion	$113	$86	$(27)	$(73)
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

The following table presents the change in Brookfield Renewable’s total net financial instrument liability position as at and for the year ended December 31:
(MILLIONS)	Note	2017	2016	2015
Balance, beginning of year		$28	$145	$77
Increases (decreases) in the net financial instrument liability position:
Unrealized loss (gain) through income on energy derivative contracts	(a)	5	-	(2)
Unrealized loss through OCI on energy derivative contracts	(a)	17	28	3
Unrealized (gain) loss through income on interest rate swaps	(b)	(1)	7	(2)
Unrealized (gain) loss through OCI on interest rate swaps	(b)	(18)	1	20
Unrealized loss (gain) through income on foreign exchange swaps	(c)	29	(3)	13
Unrealized loss (gain) through OCI on foreign exchange swaps	(c)	94	61	(57)
Unrealized loss through income on available-for-sale investments	(d)	-	-	25
Unrealized loss (gain) through OCI on available-for-sale investments	(d)	20	(52)	-
Acquisitions, settlements and other		(89)	(159)	68
Balance, end of year		$85	$28	$145

Financial instrument liabilities not designated as hedging instruments:
Energy derivative contracts	(a)	$5	$3	$-
Interest rate swaps	(b)	107	2	-
Foreign exchange swaps	(c)	33	6	-
Net positions		$145	$11	$-

Financial instrument liabilities designated as hedging instruments:
Energy derivative contracts	(a)	$14	$2	$1
Interest rate swaps	(b)	48	176	178
Foreign exchange swaps	(c)	63	39	12
Net positions		$125	$217	$191
Financial instrument assets not designated as hedging instruments:
Energy derivative contracts	(a)	$-	$(3)	$-
Interest rate swaps	(b)	(1)	(1)	-
Foreign exchange swaps	(c)	(19)	(10)	(1)
Available-for-sale investments	(d)	(159)	(136)	(14)
Net positions		$(179)	$(150)	$(15)
Financial instrument assets designated as hedging instruments:
Energy derivative contracts	(a)	$-	$(5)	$(31)
Interest rate swaps	(b)	(5)	(6)	-
Foreign exchange swaps	(c)	(1)	(39)	-
Net positions		$(6)	$(50)	$(31)

Total net positions		$85	$28	$145

(a)  Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

recorded in Brookfield Renewable’s consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

For the year ended December 31, 2017, gains of $23 million relating to energy derivative contracts were realized and reclassified from OCI to revenues in the consolidated statements of income (loss) (2016: $48 million and 2015: $32 million).

Based on market prices as of December 31, 2017, unrealized losses of $9 million (2016: $6 million gains and 2015: $25 million gains) recorded in accumulated other comprehensive income (“AOCI”) on energy derivative contracts are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market prices.

(b)  Interest rate hedges

Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing.  All interest rate hedge contracts are recorded in the consolidated financial statements at fair value.

At December 31, 2017, agreements with a total notional exposure of $1,704 million were outstanding (2016: $2,397 million) including $780 million (2016: $871 million) associated with agreements that are not formally designated as hedging instruments. The weighted-average fixed interest rate resulting from these agreements is 4.5% (2016: 2.5%).

For the year ended December 31, 2017, net movements relating to cash flow hedges realized and reclassified from OCI to interest expense – borrowings in the consolidated statements of income (loss) were $20 million losses (2016: $16 million and 2015: $nil).

Based on market prices as of December 31, 2017, unrealized losses of $18 million (2016: $110 million and 2015: $114 million) recorded in AOCI on interest rate swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.

(c)  Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

At December 31, 2017, agreements with a total notional exposure of $2,306 million were outstanding (2016: $1,325 million) including $718 million (2016: $283 million) associated with agreements that are not formally designated as hedging instruments.

Based on market prices as of December 31, 2017, unrealized losses of $48 million (2016: $1 million and 2015: $12 million) recorded in AOCI on foreign exchange swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.

(d)  Available-for-sale

Brookfield Renewable’s available for sale assets consist of investments in liquid equity and debt securities.

Available-for-sale securities are recorded on the statement of financial position at fair value, and are assessed for impairment at each reporting date. For the year ended December 31, 2017, net movements

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

relating to available-for-sale securities realized and reclassified from OCI to net income were $2 million gains (2016: $9 million gains and 2015: $nil).

Unrealized loss through OCI on available-for-sale investments of $20  million relate to the impact of our acquisition of TerraForm Power.

6.  SEGMENTED INFORMATION

Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.

With effect from the fourth quarter of 2017, operations are segmented by technology – 1) hydroelectric, 2) wind, 3) solar, storage, and other (Co-gen and biomass), and 4) corporate – with hydroelectric and wind further segmented by geography (North America, Colombia, Brazil, Europe and Other). To reflect the way in which the CODM now reviews results, manage operations and allocate resources, following the investments in European Storage, TerraForm Power and TerraForm Global and as Brookfield Renewable continues to build out its solar and storage businesses, the CODM has commenced reviewing these businesses along with its Co-gen and biomass businesses on an aggregate basis.  The Colombia segment aggregates the financial results of its hydroelectric and Co-gen facilities. A pumped storage facility in North America, that was previously included in the hydroelectric segment, is now included in the “Solar, storage and other” segment. The corporate segment represents all activity performed above the individual segments for the business.

In addition, with the effect from the fourth quarter of 2017, the reporting to the CODM such that the measures utilized by the CODM to assess performance and allocate resources are on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.

Segmented net income (loss) is not a measure the CODM uses to review the results of business and allocate resources. Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations.

Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred shareholders and preferred limited partners and other typical non-recurring items. As compared to the preceding years, Brookfield Renewable revised its definition of Adjusted EBITDA to include its proportionate share of Adjusted EBITDA from equity-accounted investments. In preceding years, Brookfield Renewable included its proportionate shares of Funds From Operations from equity-accounted investments. Brookfield Renewable revised its definition as it believes it provides a more meaningful measure for investors to evaluate financial and operating performance on an allocable basis to Unitholders.

Brookfield Renewable uses Funds From Operations to assess the performance of its business and is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred shareholders and preferred limited partners.

The following segmented information is regularly reported to the CODM.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to our consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2017:
										Contribution
	Attributable to Unitholders									from	Attributable
	Hydroelectric			Wind			Solar,	Corporate	Total	equity	to non-	As per
	North			North			Storage and			accounted	controlling	IFRS
($ MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil	Other			investments	interests	financials(1)
Revenues	945	191	243	161	46	26	67	-	1,679	(74)	1,020	2,625
Other income	1	2	12	-	-	-	6	19	40	(11)	18	47
Direct operating costs	(281)	(94)	(77)	(42)	(20)	(4)	(34)	(25)	(577)	28	(429)	(978)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	57	-	57
Adjusted EBITDA	665	99	178	119	26	22	39	(6)	1,142	-	609	-
Management service costs	-	-	-	-	-	-	-	(82)	(82)	-	-	(82)
Interest expense - borrowings	(180)	(42)	(18)	(45)	(10)	(6)	(17)	(89)	(407)	21	(246)	(632)
Current income taxes	1	(5)	(12)	-	(1)	-	(1)	-	(18)	1	(22)	(39)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	(28)	(28)	-	-	(28)
Preferred equity	-	-	-	-	-	-	-	(26)	(26)	-	-	(26)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	(22)	-	(22)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(341)	(341)
Funds From Operations	486	52	148	74	15	16	21	(231)	581	-	-	-
Depreciation	(222)	(26)	(141)	(89)	(24)	(8)	(29)	-	(539)	22	(265)	(782)
Unrealized financial instrument loss	(3)	(3)	-	(1)	(12)	-	-	(10)	(29)	1	(5)	(33)
Deferred income tax expense	(67)	(10)	2	45	6	-	1	(3)	(26)	(3)	(20)	(49)
Other	(20)	6	(8)	(3)	(5)	2	(6)	(9)	(43)	13	2	(28)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	(33)	-	(33)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	288	288
Net income (loss) attributable to Unitholders(2)	174	19	1	26	(20)	10	(13)	(253)	(56)	-	-	(56)

(1)            Share of earnings from equity-accounted investments of $2 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $53 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)            Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to our consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2016:
										Contribution
	Attributable to Unitholders									from	Attributable
	Hydroelectric			Wind			Storage	Corporate	Total	equity	to non-	As per
	North			North			and			accounted	controlling	IFRS
($ MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil	Other			investments	interests	financials(1)
Revenues	819	192	187	151	56	17	58	1	1,481	(37)	1,008	2,452
Other income	24	3	13	-	-	-	(1)	8	47	-	17	64
Direct operating costs	(295)	(107)	(70)	(36)	(24)	(4)	(26)	(24)	(586)	16	(468)	(1,038)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	21	-	21
Adjusted EBITDA	548	88	130	115	32	13	31	(15)	942	-	557	-
Management service costs	-	-	-	-	-	-	-	(62)	(62)	-	-	(62)
Interest expense - borrowings	(177)	(36)	(24)	(41)	(14)	(7)	(12)	(91)	(402)	12	(216)	(606)
Current income taxes	(4)	(6)	(9)	-	-	-	-	-	(19)	-	(25)	(44)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	(15)	(15)	-	-	(15)
Preferred equity	-	-	-	-	-	-	-	(25)	(25)	-	-	(25)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	(12)	-	(12)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(316)	(316)
Funds From Operations	367	46	97	74	18	6	19	(208)	419	-	-	-
Depreciation	(244)	(31)	(125)	(80)	(38)	(4)	(18)	-	(540)	11	(252)	(781)
Unrealized financial instrument loss	1	-	-	-	-	-	2	(6)	(3)	(2)	1	(4)
Deferred income tax expense	31	6	7	49	6	-	-	(21)	78	-	19	97
Other	(27)	4	(5)	4	6	(1)	(2)	2	(19)	-	(19)	(38)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	(9)	-	(9)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	251	251
Net income (loss) attributable to Unitholders(2)	128	25	(26)	47	(8)	1	1	(233)	(65)	-	-	(65)

(1)            Share of earnings from equity-accounted investments of $nil is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $65 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)            Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to our consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2015:
										Contribution
	Attributable to Unitholders									from	Attributable
	Hydroelectric			Wind			Storage	Corporate	Total	equity	to non-	As per
	North			North			and			accounted	controlling	IFRS
($ MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil	Other			investments	interests	financials(1)
Revenues	819	-	203	150	56	9	59	-	1,296	(44)	376	1,628
Other income	23	-	28	12	8	-	-	5	76	-	46	122
Direct operating costs	(285)	-	(67)	(38)	(20)	(1)	(31)	(23)	(465)	18	(105)	(552)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	26	-	26
Adjusted EBITDA	557	-	164	124	44	8	28	(18)	907	-	317	-
Management service costs	-	-	-	-	-	-	-	(48)	(48)	-	-	(48)
Interest expense - borrowings	(179)	-	(18)	(48)	(12)	(3)	(5)	(81)	(346)	6	(89)	(429)
Current income taxes	(5)	-	(10)	-	-	-	-	-	(15)	-	(3)	(18)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	(1)	(1)	-	-	(1)
Preferred equity	-	-	-	-	-	-	-	(30)	(30)	-	-	(30)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	(6)	-	(6)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(225)	(225)
Funds From Operations	373	-	136	76	32	5	23	(178)	467	-	-	-
Depreciation	(218)	-	(113)	(83)	(32)	(4)	(12)	-	(462)	9	(161)	(614)
Unrealized financial instrument loss	1	-	-	2	-	-	(1)	(15)	(13)	1	3	(9)
Deferred income tax recovery	36	-	4	16	2	-	-	20	78	-	2	80
Other	14	-	(8)	(30)	(1)	-	(4)	(39)	(68)	-	-	(68)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	(10)	-	(10)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	156	156
Net income (loss) attributable to Unitholders(2)	206	-	19	(19)	1	1	6	(212)	2	-	-	2

(1)            Share of earnings from equity-accounted investments of $10 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $69 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)            Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

The following table presents information on a segmented basis about certain items in Brookfield Renewable’s statement of financial position:
											Contribution
	Attributable to Unitholders										from	Attributable
	Hydroelectric			Wind				Solar	Corporate	Total	equity	to non-	Total
	North			North				Storage and			accounted	controlling
(MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil	Other	Other			investments	interests
As at December 31, 2017:
Property, plant and equipment, at fair value	$11,396	$1,303	$1,908	$1,798	$482	$304	$11	$1,227	$-	$18,429	$(1,451)	$10,118	$27,096
Total assets	11,709	1,574	2,149	1,888	532	443	31	1,456	180	19,962	(1,040)	11,982	30,904
Total borrowings	3,049	447	200	1,005	233	192	9	752	2,552	8,439	(848)	4,175	11,766
Total liabilities	5,237	801	380	1,338	334	208	18	877	2,786	11,979	(1,039)	5,682	16,622
For the year ended December 31, 2017:
Additions to property, plant and equipment	90	8	59	6	34	-	-	13	10	220	(10)	144	354
As at December 31, 2016:
Property, plant and equipment, at fair value	$10,922	$1,273	$1,895	$1,327	$545	$139	$-	$491	$-	16,592	$(428)	$9,093	$25,257
Total assets	11,219	1,577	2,059	1,389	587	153	-	561	182	17,727	(280)	10,290	27,737
Total borrowings	2,946	467	194	727	249	50	-	215	2,229	7,077	(232)	3,337	10,182
Total liabilities	5,414	824	340	990	337	51	-	268	2,418	10,642	(280)	4,703	15,065
For the year ended December 31, 2016:
Additions to property, plant and equipment	86	9	79	3	18	1	-	18	8	222	(10)	146	358
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Geographical Information

The following table presents consolidated revenue split by geographical region:

(MILLIONS)	2017	2016	2015
United States	$871	$786	$799
Colombia	797	819	-
Canada	480	442	426
Brazil	366	269	265
Europe	111	136	138
	2,625	2,452	1,628

The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	2017	2016
United States	$11,131	$10,163
Colombia	5,401	5,275
Canada	5,810	5,845
Brazil	3,479	2,922
Europe	1,332	1,258
Other	664	-
	27,817	25,463

7.  OTHER INCOME

Brookfield Renewable’s other income for the year ended December 31 is comprised of the following:

(MILLIONS)	2017	2016	2015
Interest income and other	$32	$41	$21
Gain on available for sale investments (Note 3)	15	-	-
Gains on settlement of foreign currency contracts	-	23	31
Gain on disposal(1)	-	-	53
Compensation related to expired Brazilian
concession agreements(2)	-	-	17
	$47	$64	$122

(1)       In 2015, the sale of the 102 MW wind facility in California resulted in a gain of $53 million.  Brookfield Renewable’s share of the gain was $12 million, representing the 22% interest in the facility, and is net of the cash portion of non-controlling interests.

(2)       In 2015, concession agreements relating to two Brazilian hydroelectric facilities expired. Brookfield Renewable elected not to renew these agreements in exchange for compensation of $17 million.

8. DIRECT OPERATING COSTS

Brookfield Renewable’s direct operating costs for the year ended December 31 are comprised of the following:

(MILLIONS)	Notes	2017	2016	2015
Operations, maintenance and administration		$567	$553	$396
Water royalties, property taxes and other		161	149	119
Fuel and power purchases(1)		226	313	15
Energy marketing fees	27	24	23	22
		$978	$1,038	$552

(1)       Fuel and power purchases are primarily attributable to our portfolio in Colombia.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

9.  OTHER

Brookfield Renewable’s other for the year ended December 31 is comprised of the following:

(MILLIONS)	Notes	2017	2016	2015
Transaction costs		$(9)	$(22)	$(6)
Change in fair value of property, plant and equipment	12	(33)	(36)	(45)
Unrealized loss on available-for-sale securities		-	-	(25)
Other		14	20	13
		$(28)	$(38)	$(63)

10. FOREIGN CURRENCY TRANSLATION

Brookfield Renewable’s foreign currency translation for the year ended December 31 shown in the consolidated statements of comprehensive income (loss) is comprised of the following:

(MILLIONS)	Notes	2017	2016	2015
Foreign currency translation on
Property, plant and equipment, at fair value	12	$506	$1,186	$(1,975)
Long-term debt and credit facilities		(282)	(244)	697
Deferred income tax liabilities and assets		(82)	(157)	202
Other assets and liabilities		48	201	(62)
		$190	$986	$(1,138)
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

11.  INCOME TAXES

The major components of income tax recovery (expense) for the year ended December 31 are as follows:

(MILLIONS)	2017	2016	2015
Income tax (expense) recovery applicable to:
Current taxes
Attributed to the current period	$(39)	$(44)	$(18)
Deferred taxes
Income taxes - origination and reversal of temporary differences	$8	$71	$87
Relating to change in tax rates / imposition of new tax laws	(42)	35	6
Relating to unrecognized temporary differences and tax losses	(15)	(9)	(15)
	$(49)	$97	$78
Total income tax (expense) recovery	$(88)	$53	$60

The major components of deferred income tax recovery (expense) for the year ended December 31 recorded directly to OCI are as follows:

(MILLIONS)	2017	2016	2015
Deferred income taxes attributed to:
Financial instruments designated as cash flow hedges	$(4)	$2	$8
Other	15	(7)	(17)
Revaluation surplus
Origination and reversal of temporary differences	(248)	(55)	(263)
Relating to changes in tax rates / imposition of new tax laws	586	19	(19)
	$349	$(41)	$(291)

Brookfield Renewable’s effective income tax (expense) recovery for the year ended December 31 is different from its recovery at its statutory income tax rate due to the differences below:

(MILLIONS)	2017	2016	2015
Statutory income tax (expense) recovery(1)	$(50)	$5	$(15)
(Reduction) increase resulting from:
Increase in tax assets not recognized	(15)	(9)	(15)
Deemed profit method differences in Brazil	1	(11)	10
Differences between statutory rate and future tax rate	(38)	54	68
Income or losses recorded not taxable to Brookfield Renewable	14	14	14
Other	-	-	(2)
Effective income tax (expense) recovery	$(88)	$53	$60

(1)         Statutory income tax expense is calculated at the domestic rates applicable to the profits in the country concerned.

The above reconciliation has been prepared by aggregating the information for all of Brookfield Renewable’s subsidiaries using the domestic rate in each tax jurisdiction.

Brookfield Renewable’s effective income tax rate was 63.31% for the year ended December 31, 2017 (2016: 384.03%). The effective tax rate is more than the statutory rate primarily due to rate differentials, legislative changes in tax rates during the year, and non-controlling interests’ income not subject to tax.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31:

(MILLIONS)	2017	2016
2018 to 2022	$8	$-
2023 and thereafter	108	98

The deferred tax assets and liabilities of the following temporary differences have been recognized in the consolidated financial statements for the year ended December 31:

		Amount available	Difference	Net deferred
	Non-capital	for future	between tax and	tax (liabilities)
(MILLIONS)	losses	deductions	carrying value	assets
As at January 1, 2015	$403	$88	$(2,986)	$(2,495)
Recognized in Net income (loss)	73	(11)	16	78
Recognized in equity	(1)	-	(279)	(280)
Business combination	5	-	(35)	(30)
Foreign exchange	(22)	(12)	223	189
As at December 31, 2015	458	65	(3,061)	(2,538)
Recognized in Net income (loss)	24	(10)	83	97
Recognized in equity	17	-	(48)	(31)
Business combination	-	-	(1,020)	(1,020)
Foreign exchange	-	1	(161)	(160)
As at December 31, 2016	499	56	(4,207)	(3,652)
Recognized in Net income (loss)	(97)	(5)	53	(49)
Recognized in equity	13	-	341	354
Business combination	79	-	(63)	16
Foreign exchange	14	4	(98)	(80)
As at December 31, 2017	$508	$55	$(3,974)	$(3,411)

The deferred income tax liabilities include $2,561 million (2016: $2,948 million) of liabilities which relate to property, plant and equipment revaluations included in equity.

The taxable temporary difference attributable to Brookfield Renewable’s interest in its subsidiaries, branches, associates, and joint ventures is $1,549 million (2016: $1,380 million).

As a result of the recent U.S. income tax reform, Brookfield Renewable's net deferred tax liability decreased by $546 million, of which $41 million was recorded as a tax expense in net income and $587 million was recorded as a tax recovery in other comprehensive income. Over the long term, it is expected that the decrease in the U.S. federal income tax rate to reduce our overall effective tax rate.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

12.   PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

				Solar and
(MILLIONS)	Notes	Hydroelectric	Wind	Other(1)	Total(2)
As at December 31, 2014		$15,210	$3,315	$41	$18,566
Additions		183	51	55	289
Acquisitions through business combinations	3	307	624	229	1,160
Disposal		-	(230)	-	(230)
Items recognized through OCI
Change in fair value		1,141	52	16	1,209
Foreign exchange		(1,585)	(336)	(54)	(1,975)
Items recognized through net income
Change in fair value		(2)	(43)	-	(45)
Depreciation		(407)	(200)	(9)	(616)
As at December 31, 2015		$14,847	$3,233	$278	$18,358
Additions		269	71	18	358
Acquisitions through business combinations	3	5,731	10	-	5,741
Items recognized through OCI
Change in fair value		190	187	54	431
Foreign exchange		1,114	21	51	1,186
Items recognized through net income
Change in fair value		(17)	(10)	(9)	(36)
Depreciation		(565)	(199)	(17)	(781)
As at December 31, 2016		$21,569	$3,313	$375	$25,257
Additions		253	95	6	354
Acquisitions through business combinations	3	-	618	627	1,245
Disposal	4	-	(338)	-	(338)
Items recognized through OCI
Change in fair value		828	91	(32)	887
Foreign exchange		332	177	(3)	506
Items recognized through net income
Change in fair value		(20)	(8)	(5)	(33)
Depreciation		(563)	(197)	(22)	(782)
As at December 31, 2017		$22,399	$3,751	$946	$27,096

(1)     Includes solar, storage, biomass and Co-gen.

(2)     Includes intangible assets of $13 million (2016: $14 million and 2015: $13 million) and construction work in process (“CWIP”) of $601 million (2016: $663 million and 2015: $405 million).

The fair value of Brookfield Renewable’s property, plant and equipment is calculated as described in Notes 1(f) - Property, plant and equipment and revaluation method and 1(n) - Critical estimates. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(o)(iii) - Critical judgments in applying accounting policies – Property, plant and equipment. Brookfield Renewable has classified its property, plant and equipment under level 3 of the fair value hierarchy.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Discount rates, terminal capitalization rates and exit dates used in the valuation methodology, are provided in the following table:

	North America						Colombia		Brazil		Europe
	2017			2016			2017	2016	2017	2016	2017			2016
Discount rate(1)
Contracted	4.9%	-	6.0%	4.8%	-	5.5%	11.3%	N/A	8.9%	9.2%	4.1%	-	4.5%	4.1%	-	5.0%
Uncontracted	6.5%	-	7.6%	6.6%	-	7.2%	12.6%	N/A	10.2%	10.5%	5.9%	-	6.3%	5.9%	-	6.8%
Terminal
capitalization rate(2)	6.2%	-	7.5%	6.3%	-	6.9%	12.6%	N/A	N/A	N/A	N/A			N/A
Exit date	2037			2036			2037	N/A	2032	2031	2031			2031

(1)            Discount rates are not adjusted for asset specific risks.

(2)            The terminal capitalization rate applies only to hydroelectric assets in the United States, Canada and Colombia.

The following table summarizes the impact of a change in discount rates, electricity prices and terminal capitalization rates on the fair value of property, plant and equipment:

	2017
	North
(MILLIONS)	America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(710)	$(130)	$(50)	$(20)	$(910)
25 bps decrease in discount rates	770	130	50	20	970
5% increase in future electricity prices	620	310	70	20	1,020
5% decrease in future electricity prices	(620)	(310)	(70)	(20)	(1,020)
25 bps increase in terminal capitalization rate(1)	(180)	(50)	-	-	(230)
25 bps decrease in terminal capitalization rate(1)	190	50	-	-	240
	2016
	North
(MILLIONS)	America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(670)	$ N/A	$(50)	$(20)	$(740)
25 bps decrease in discount rates	730	N/A	50	20	800
5% increase in future electricity prices	540	N/A	70	20	630
5% decrease in future electricity prices	(540)	N/A	(70)	(20)	(630)
25 bps increase in terminal capitalization rate(1)	(180)	N/A	-	-	(180)
25 bps decrease in terminal capitalization rate(1)	190	N/A	-	-	190

(1)        The terminal capitalization rate applies only to hydroelectric assets in the United States, Canada and Colombia.

Terminal values are included in the valuation of hydroelectric assets in the United States, Canada and Colombia.  For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value. The weighted-average remaining duration of the authorization or useful life of a concession asset at December 31, 2017, is 15 years (2016: 15 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil. If an additional 20 years of cash flows were included in Brazil, the fair value of property, plant and equipment would increase by approximately $1,500 million.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

The following table summarizes the percentage of total generation contracted under power purchase agreements as at December 31, 2017:

	North America	Colombia	Brazil	Europe
1 - 10 years	58%	17%	66%	78%
11 - 20 years	42%	-	57%	35%

The following table summarizes power prices from long-term power purchase agreements that are linked specifically to the related power generating assets:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$84	COP	211,000	R$	274	€90
11 - 20 years	88		-		407	107

(1)            Assumes nominal prices based on weighted-average generation.

The following table summarizes the estimates of future electricity prices:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$63	COP	238,000	R$	309	€78
11 - 20 years	112		339,000		458	95

(1)            Assumes nominal prices based on weighted-average generation.

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth between 2021 and 2025. A further one year change would increase or decrease the fair value of property, plant and equipment by approximately $160 million (2016: $130 million).

Had Brookfield Renewable’s revalued property, plant and equipment been measured on a historical cost basis, the carrying amounts, net of accumulated depreciation would have been as follows at December 31:

(MILLIONS)	2017	2016
Hydroelectric	$12,740	$12,761
Wind	3,030	2,688
Solar and other(1)	933	319
	$16,703	$15,768

(1)         Includes biomass and Co-gen.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

13.  LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations as at December 31 is presented in the following table:

	2017				2016
	Weighted-average			Estimated	Weighted-average			Estimated
	Interest	Term	Carrying	Fair	Interest	Term	Carrying	Fair
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)	value	value	rate (%)	(years)	value	value
Corporate borrowings
Series 3 (C$200)	5.3	0.8	$159	$163	5.3	1.8	$149	$158
Series 4 (C$150)	5.8	18.9	119	144	5.8	19.9	111	132
Series 7 (C$450)	5.1	2.8	358	382	5.1	3.8	334	368
Series 8 (C$400)	4.8	4.1	318	344	4.8	5.1	298	331
Series 9 (C$400)	3.8	7.4	318	321	3.8	8.4	298	308
Series 10 (C$500)	3.6	9.0	398	400	3.6	10.0	372	380
	4.5	6.4	$1,670	$1,754	4.5	7.4	$1,562	$1,677
Credit facilities	2.6	4.5	$887	$887	1.9	4.5	$673	$673
Subsidiary borrowings
Hydroelectric	6.3	8.8	$6,392	6,813	6.9	7.8	$6,249	6,600
Wind	5.8	9.7	2,211	2,343	4.6	13.1	1,735	1,879
Solar and other	11.0	8.2	682	682	8.9	18.8	41	41

	6.5	9.0	$9,285	$9,838	6.4	9.0	$8,025	$8,520

Total debt			11,842	12,479			10,260	10,870
Add: Unamortized premiums(1)			1				2
Less: Unamortized financing fees(1)			(77)				(80)
Less: Current portion(2)(3)			(1,676)				(1,034)
			$10,090				$9,148

(1)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing

(2)            As part of the TerraForm Global transaction, Brookfield Renewable acquired $841 million of borrowings that were immediately classified as current due to the change of control provision allowing the holders to direct TerraForm Global to redeem the bonds at 101% of par value in the first quarter of 2018. Brookfield Renewable redeemed these borrowings at approximately 107% of par value in the first quarter of 2018 with a combination of available cash on hand and proceeds from note offering that closed on February 22, 2018. See Note 20 – Cash and Cash Equivalents and Note 31 – Subsequent Events.

(3)            As part of the TerraForm Global transaction, Brookfield Renewable acquired project level financings that were in default prior to the acquisition, had outstanding principal amounts totaling $342 million and mature in 2031.  See Note 18 – Capital Management..

The following table outlines changes in Brookfield Renewable’s borrowings for the year ended December 31:

		Cash flows from	Non-cash
(MILLIONS)	Jan 1	financing activities	Acquisition	Disposal	Other(1)	Dec 31
2017	$10,182	$267	$1,188	$(173)	$302	$11,766
2016	$7,338	$1,502	$1,104	$-	$238	$10,182

(1)            Includes foreign exchange and amortization of unamortized premium and financing fees.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Future repayments of Brookfield Renewable’s debt obligations, for each of the next five years and thereafter are as follows:
(MILLIONS)	2018	2019	2020	2021	2022	Thereafter	Total
Corporate borrowings and
credit facilities	$159	$202	$377	$-	$984	$835	$2,557
Subsidiary borrowings
Hydro	206	366	1,013	822	317	3,668	6,392
Wind	665	115	122	125	132	1,052	2,211
Solar and other	646	3	3	2	4	24	682
	$1,676	$686	$1,515	$949	$1,437	$5,579	11,842
Equity-accounted investments	$110	$116	$112	$716	$602	$3,003	$4,659
							$16,501

(1)            Subsidiary borrowings and corporate borrowings and credit facilities include $1 million and $77 million of unamortized premiums and deferred financing fees, respectively.

The following table outlines change in financing fees for the year ended December 31:

(MILLIONS)	2017	2016	2015
Corporate borrowings
Unamortized financing fees, beginning of year	$6	$5	$5
Additional financing fees	-	2	1
Amortization of financing fees	(1)	(1)	(1)
Unamortized financing fees, end of year	$5	$6	$5
Subsidiary borrowings
Unamortized financing fees, beginning of year	$74	$54	$66
Additional financing fees	16	41	7
Amortization of financing fees	(14)	(17)	(15)
Foreign exchange translation and other	(4)	(4)	(4)
Unamortized financing fees, end of year	$72	$74	$54
Total	$77	$80	$59

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 30  - Subsidiary Public Issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.

Our sole near time maturity is our C$200 million ($159 million) Series 3 medium-term notes which mature in November 2018.

Subsidiary borrowings

Subsidiary borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in North America, Europe and South Africa consist of both fixed and floating interest rate debt. Subsidiary borrowings in South Africa consist of floating interest rate debt indexed to the Johannesburg Interbank Agreed Rate (“JIBAR”) and U.S. dollar

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

denominated debt indexed to the London Interbank Offered Rate (“LIBOR”). Brookfield Renewable uses interest rate swap agreements in North America, Europe and South Africa to minimize its exposure to floating interest rates. Subsidiary borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Subsidiary borrowings in Colombia include floating interest rates of Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, or Colombian Consumer Price Index (“IPC”), the Banco Central de Colombia inflation rate, plus a margin. Subsidiary borrowings in Malaysia consist of floating interest rate debt indexed to the Kuala Lumpur Interbank Offering Rate (“KLIBOR”). Subsidiary borrowings in India consist of fixed interest rate U.S. dollar denominated debt.

In March 2017, Brookfield Renewable completed the refinancing of a $60 million bank loan associated with a 417 MW hydroelectric facility in Pennsylvania. The loan bears interest at LIBOR plus a margin of 3.75% and matures in March 2022.

In May 2017, Brookfield Renewable completed the refinancing associated with a 44 MW hydroelectric portfolio in New England by issuing notes for $65 million. The notes carry a 4.86% coupon rate and mature in May 2027.

In June 2017, Brookfield Renewable completed the refinancing associated with a 11 MW wind asset in Arizona by securing a $11 million bank loan. The loan has been fully hedged for an all-in rate of 5.28% and matures in June 2024.

In June 2017, Brookfield Renewable completed the financing associated with a 17 MW hydroelectric facility in Quebec by issuing notes for C$55 million ($43 million). The notes bear an all-in rate of 4.49% and mature in May 2044.

In July 2017, Brookfield Renewable completed the refinancing of a 360 MW hydroelectric portfolio in New England. The financing was a $475 million green bond bearing interest at 4.4% with a maturity in July 2032.

In October 2017, Brookfield Renewable completed financing associated with a 47 MW portfolio of wind farms in Ireland by securing €78 million ($92 million) of long-term debt, €6 million ($8 million) working capital facility and €4 million ($4 million) debt reserve facility. The long-term debt matures in 2032 and bears interest at EURIBOR plus a margin of 1.5%.

In December 2017, Brookfield Renewable completed a $305 million refinancing, associated with an 872 MW portfolio of hydroelectric facilities in New York at an all-in interest rate of 4.29% and with a maturity in December 2030.

In December 2017, Brookfield Renewable completed a £17 million ($22 million) non-recourse financing associated with a 16 MW wind asset in Northern Ireland. The long-term debt matures in 2035 and bears interest at GBP LIBOR plus a margin of 2.20%.

In December 2017, Brookfield Renewable completed R$166 million ($50 million) of financing with respect to a 28 MW hydroelectric facility currently under construction in Brazil. The loan bears interest at a rate of TJLP plus 2.12% and matures in 2038.

Credit facilities

In June 2017, Brookfield Renewable extended the maturity of $1,600 million of its corporate credit facilities by one year to June 30, 2022. The applicable margin is 1.20%. The credit facilities are used for general working capital purposes and issuing letters of credit. The credit facilities bear interest at the applicable banker’s acceptance rate, LIBOR or EURIBOR plus an applicable margin. The applicable margin is tiered on the basis of Brookfield Renewable’s unsecured long-term debt rating.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

During the first quarter of 2017, the committed unsecured revolving credit facility provided by Brookfield Asset Management was increased to $400 million. During the fourth quarter of 2017, Brookfield Renewable extended the maturity by one year to December 2018. Interest rate applicable on the draws is LIBOR plus 2%.

Brookfield Renewable and its subsidiaries issue letters of credit from some of their credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

The following table summarizes the available portion of credit facilities as at December 31:

(MILLIONS)	2017	2016
Authorized credit facilities	$2,090	$1,890
Draws on credit facilities(1)	(685)	(673)
Issued letters of credit	(193)	(250)
Available portion of credit facilities	$1,212	$967

(1)    Comprised of $685 million borrowed under unsecured corporate credit facilities guaranteed by Brookfield Renewable.  Excludes $202 million borrowed under a subscription credit facility made available to a Brookfield sponsored private fund.

As at December 31, 2017, a subsidiary of Brookfield Renewable, as a qualified borrower, had received $202 million under a credit facility of a private fund sponsored by Brookfield Asset Management. The facility has an interest rate of LIBOR plus 1.5%, a maturity date of June 2019 and is unsecured.

14. NON-CONTROLLING INTERESTS

Brookfield Renewable’s non-controlling interests are comprised of the following as at December 31:

(MILLIONS)	2017	2016
Participating non-controlling interests - in operating subsidiaries	$6,298	$5,589
General partnership interest in a holding subsidiary held by Brookfield	58	55
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,843	2,680
Preferred equity	616	576
	$9,815	$8,900

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating subsidiaries is as follows:

						Isagen
	Brookfield				Isagen	public
	Americas	Brookfield	Brookfield	The	institu-	non-con
Infrastructure		Infrastructure	Infrastructure	Catalyst	tional	-trolling
(MILLIONS)	Fund	Fund II	Fund III	Group	investors	interests	Other	Total
As at December 31, 2014	$914	$937	$-	$126	$-	$-	$85	$2,062
Net income	26	27	-	14	-	-	2	69
OCI	89	144	-	(12)	-	-	(17)	204
Capital contributions	-	460	-	-	-	-	-	460
Distributions	(70)	(126)	-	(7)	-	-	(5)	(208)
Other	(1)	(1)	-	-	-	-	2	-
As at December 31, 2015	$958	$1,441	$-	$121	$-	$-	$67	$2,587
Net (loss) income	(18)	(16)	15	16	47	19	2	65
OCI	46	228	-	2	148	205	6	635
Capital contributions	-	74	1,074	-	1,473	-	-	2,621
Acquisition	-	-	-	-	-	1,417	-	1,417
Distributions	(23)	(73)	(7)	(12)	-	-	(4)	(119)
MTO adjustments	-	-	3	-	7	(1,627)	-	(1,617)
As at December 31, 2016	$963	$1,654	$1,085	$127	$1,675	$14	$71	$5,589
Net (loss) income	(29)	(13)	33	12	47	-	3	53
OCI	(76)	269	111	2	78	(1)	-	383
Capital contributions	-	89	186	-	19	-	-	294
Acquisition	-	-	525	-	-	-	-	525
Distributions	(8)	(317)	(88)	(7)	(115)	-	(4)	(539)
Purchase of Isagen shares	-	-	(1)	-	(5)	5	-	(1)
Other	-	-	1	-	2	(9)	-	(6)
As at December 31, 2017	$850	$1,682	$1,852	$134	$1,701	$9	$70	$6,298
Interests held by third parties	75-80%	50-60%	23-71%	25%	53%	0.5%	21-50%

The privatization of the Isagen portfolio was completed on March 31, 2017 and its shares were delisted from the Colombia Stock Exchange. During the year ended December 31, 2017, Brookfield Renewable, together with its co-investors, acquired an additional 3,358,523 shares in Isagen. In accordance with IFRS 10, Consolidated Financial Statements, Brookfield Renewable is accounting for the additional interests in Isagen purchased subsequent to the initial investments as equity transactions related to the acquisition of non-controlling interest. As at December 31, 2017 Brookfield Renewable together with its co-investors owns approximately 99.5% interest in Isagen. The remaining approximately 0.5% ownership interest not held by Brookfield Renewable and its co-investors remains as non-controlling interest.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to Brookfield Renewable:

	Brookfield
	Americas	Brookfield	Brookfield
	Infrastructure	Infrastructure	Infrastructure	The Catalyst
(MILLIONS)	Fund	Fund II	Fund III(1)	Group	Isagen(2)	Other	Total
Interests held by third parties	75-80%	50-60%	69-71%	25%	76%	21-50%
Place of business	United States, Brazil	United States, Brazil, Europe	United States, Brazil, India, China, South Africa	United States	Colombia	United States, Brazil, Canada
For the year ended
December 31, 2015:
Revenue	$136	$402	$-	$160	$-	$30	$728
Net income	34	49	-	56	-	8	147
Total comprehensive
income (loss)	144	247	-	8	-	(51)	348
Net income allocated to
non-controlling interests	26	27	-	14	-	2	69
For the year ended
December 31, 2016:
Revenue	$118	$394	$28	$164	$819	$27	$1,550
Net (loss) income	(22)	(23)	(8)	62	110	5	124
Total comprehensive
income (loss)	37	356	(8)	70	502	31	988
Net (loss) income allocated to
non-controlling interests	(18)	(16)	(5)	16	86	2	65
As at December 31, 2016:
Property, plant and
equipment, at fair value	$1,807	$4,816	$848	$970	$5,275	$417	$14,133
Total assets	1,865	5,125	855	1,072	6,539	428	15,884
Total borrowings	571	1,881	313	450	1,924	41	5,180
Total liabilities	631	2,235	319	466	3,396	60	7,107
Carrying value of non-
controlling interests	$963	$1,654	$383	$127	$2,391	$71	$5,589
For the year ended
December 31, 2017:
Revenue	$123	$430	$53	$135	$797	$32	$1,570
Net (loss) income	(34)	(20)	18	47	89	7	107
Total comprehensive
(loss) income	(133)	529	126	57	236	-	815
Net (loss) income allocated
to non-controlling interests	(29)	(13)	13	12	67	3	53
As at December 31, 2017:
Property, plant and
equipment, at fair value	$1,667	$5,153	$2,149	$964	$5,401	$411	$15,745
Total assets	1,718	5,430	3,294	1,066	6,526	426	18,460
Total borrowings	556	2,040	1,502	413	1,858	42	6,411
Total liabilities	628	2,422	1,678	432	3,336	63	8,559
Carrying value of non-
controlling interests	$850	$1,682	$1,138	$134	$2,424	$70	$6,298

(1)         Excludes information relating to Isagen which is presented separately.

(2)         The total third parties ownership interest in Isagen as of December 31, 2017 was 75.9% and comprised of Brookfield Infrastructure Fund III: 22.9%, Isagen Institutional investors 52.5% and Isagen public non-controlling interests: 0.5%.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP Unit distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold.

Consolidated equity includes Redeemable/Exchangeable partnership units and the GP interest. The Redeemable/Exchangeable partnership units are held 100% by Brookfield, which at its discretion has the right to redeem these units for cash consideration. No Redeemable/Exchangeable partnership units have been redeemed for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable on a one for one basis, the Redeemable/Exchangeable partnership units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. The Redeemable/Exchangeable partnership units and GP interest are presented as non-controlling interests since they provide Brookfield the direct economic benefits and exposures to the underlying performance of BRELP. The LP Units issued by Brookfield Renewable and the Redeemable/Exchangeable partnership units issued by its subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable partnership units and the GP interest participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

As at December 31, 2017, general partnership units, and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2016: 2,651,506) and 129,658,623 (December 31, 2016: 129,658,623), respectively.

Distributions

The composition of the distributions for the year ended December 31 is presented in the following table:

(MILLIONS)	2017	2016
General partnership interest in a holding
subsidiary held by Brookfield	$5	$5
Incentive distribution	30	19
	$35	$24

Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	$243	$232
	$278	$256
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

The following table summarizes certain financial information regarding General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield:
(MILLIONS)	2017	2016	2015
For the year ended December 31:
Revenue	$2,625	$2,452	$1,628
Net income	51	40	103
Comprehensive income	1,401	1,369	5
Net income allocated to(1):
GP interest	(1)	-	-
Redeemable/Exchangeable partnership units	(23)	(29)	1
As at December 31:
Property, plant and equipment, at fair value	$27,096	$25,257
Total assets	30,904	27,737
Total borrowings	11,766	10,182
Total liabilities	16,622	15,065
Carrying value of(2):
GP interest	58	55
Redeemable/Exchangeable partnership units	2,843	2,680

(1)         Allocated based on weighted-average GP interest, Redeemable/Exchangeable partnership units and LP Units of 2.7 million, 129.7 million, and 173.5 million, respectively (2016: 2.7 million, 129.7 million, and 156.4 million, respectively and 2015: 2.7 million, 129.7 million, and 143.3 million, respectively).

(2)         Allocated based on outstanding GP interest, Redeemable/Exchangeable partnership units and LP Units of 2.7 million, 129.7 million, and 180.4 million, respectively (2016: 2.7 million, 129.7 million, and 166.8 million, respectively).

Preferred equity

Brookfield Renewable’s preferred equity as at December 31 consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as follows:

			Earliest	Dividends declared
		Cumulative	permitted	for the year ended
(MILLIONS EXCEPT	Shares	dividend	redemption	December 31
AS NOTED)	outstanding	rate (%)	date	2017	2016	2017	2016
Series 1 (C$136)	5.45	3.36	Apr 30, 2020	$4	$3	$108	$101
Series 2 (C$113)(1)	4.51	3.63	Apr 30, 2020	3	3	90	84
Series 3 (C$249)	9.96	4.40	Jul 31, 2019	8	8	197	185
Series 5 (C$103)	4.11	5.00	Apr 30, 2018	4	4	82	76
Series 6 (C$175)	7.00	5.00	Jul 31, 2018	7	7	139	130
	31.03			$26	$25	$616	$576

(1)       Dividend rate represents annualized distribution based on the most recent quarterly floating rate.

The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2017, none of the issued Class A Preference Shares have been redeemed by BRP Equity.

Class A Preference Shares – Normal Course Issuer Bid

In June 2017, the TSX accepted notice of BRP Equity’s intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to June 26, 2018, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, it is permitted to repurchase up to 10% of the total public float for each respective series of our Class A Preference Shares.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

15. PREFERRED LIMITED PARTNERS’ EQUITY

Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred LP Units as follows:

			Earliest	Distributions declared
		Cumulative	permitted	for the year ended
(MILLIONS EXCEPT	Shares	distribution	redemption	December 31
AS NOTED)	outstanding	rate (%)	date	2017	2016	2017	2016
Series 5 (C$72)	2.89	5.59	Apr 30, 2018	$4	$3	$49	$49
Series 7 (C$175)	7.00	5.50	Jan 31, 2021	8	7	128	128
Series 9 (C$200)	8.00	5.75	Jul 31, 2021	8	5	147	147
Series 11 (C$250)	10.00	5.00	Apr 30, 2022	8	-	187	-
	27.89			$28	$15	$511	$324

On February 14, 2017, Brookfield Renewable issued 10,000,000 Class A, Series 11 Preferred Limited Partnership Units (the “Series 11 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$250 million ($190 million). The holders of the Series 11 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.0% for the initial period ending April 30, 2022. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.82%, and (ii) 5.00%.

The holders of Series 11 Preferred Units will have the right, at their option, to convert their Series 11 Preferred Units into Class A Preferred Limited Partnership Units, Series 12 (the “Series 12 Preferred Units”), subject to certain conditions, on April 30, 2022 and on April 30 every five years thereafter. The holders of Series 12 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the sum of the 90-day Canadian Treasury Bill Rate plus 3.82%.

16. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at December 31, 2017, 180,388,361 LP Units were outstanding (December 31, 2016: 166,839,324) including 56,068,944 (December 31, 2016: 51,125,944) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.

During the year ended December 31, 2017, 302,037 LP Units (2016: 298,946 LP Units) were issued under the distribution reinvestment plan.

As at December 31, 2017, Brookfield Asset Management’s direct and indirect interest of 185,727,567 LP Units and Redeemable/Exchangeable partnership units represents approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 40% is held by public investors.

On an unexchanged basis, Brookfield holds a 31% direct limited partnership interest in Brookfield Renewable, a 42% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at December 31, 2017.

In December 2017, Brookfield Renewable renewed its normal course issuer bid in connection with its LP Units. Under this normal course issuer bid Brookfield Renewable is permitted to repurchase up to 9  million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. The bid will expire on December 28, 2018, or earlier should Brookfield Renewable complete its repurchases prior to such date.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Issuance of LP Units

On July 6, 2017, Brookfield Renewable completed the issuance of 8,304,000 non-voting LP Units on a bought deal basis at a price of C$42.15 per LP Unit for gross proceeds of C$350 million ($271 million). Concurrently, Brookfield Asset Management purchased 4,943,000 LP Units at the offering price (net of underwriting commission). The aggregate gross proceeds of the offering and the concurrent private placement was C$550 million ($422 million). Brookfield Renewable incurred C$15 million ($11 million) in related transaction costs inclusive of fees paid to underwriters.

The excess of the price received over the carrying value of the additional limited partnership units of BRELP purchased by Brookfield Renewable resulted in adjustments to the General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield of $1 million and $62 million, respectively. BRELP ultimately used the net proceeds to repay outstanding indebtedness and for general corporate purposes.

Distributions

The composition of the distribution for the year ended December 31 is presented in the following table:

(MILLIONS)	2017	2016
Brookfield	$101	$83
External LP Unitholders	227	198
	$328	$281

In February 2017, unitholder distributions were increased to $1.87 per LP Unit on an annualized basis, an increase of nine cents per LP Unit, which took effect with the distribution payable in March 2017.

17. GOODWILL

The following table provides a reconciliation of goodwill:

(MILLIONS)	2017	2016
Balance, beginning of year	$896	$-
Acquired through business acquisition	-	799
Foreign exchange	5	97
Balance, end of year	$901	$896

18. CAPITAL MANAGEMENT

Brookfield Renewable’s primary capital management objectives are to ensure the sustainability of its capital to support continuing operations, meet its financial obligations, allow for growth opportunities and provide stable distributions to its LP Unitholders. Brookfield Renewable’s capital is monitored through debt to total capitalization ratio which is calculated as total debt plus deferred income tax liabilities, net of deferred income tax assets, and equity. The ratio as at December 31, 2017 was 40% (2016: 38%).

Brookfield Renewable has provided covenants to certain of its lenders for its corporate borrowings and credit facilities. The covenants require Brookfield Renewable to meet minimum debt to capitalization ratios.  Subsidiaries of Brookfield Renewable have provided covenants to certain of their lenders for their property-specific borrowings. These covenants vary from one credit agreement to another and include ratios that address debt service coverage. Certain lenders have also put in place requirements that oblige Brookfield Renewable and its subsidiaries to maintain debt and capital expenditure reserve accounts. The consequences to the subsidiaries as a result of failure to comply with their covenants could include a limitation of distributions from the subsidiaries to Brookfield Renewable, as well as repayment of

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

outstanding debt. Brookfield Renewable is dependent on the distributions made by its subsidiaries to service its debt.

As part of the TerraForm Global transaction, Brookfield Renewable acquired assets with project level financings that were in default prior to the acquisition, had outstanding principal amounts totaling $342 million and mature in 2031.   As at December 31, 2017, the loans were not in compliance with certain covenants due to the SunEdison Bankruptcy, as well as issues with contractors under the engineering, procurement and construction contract. The loan balances have been classified as current as at December 31, 2017. Brookfield Renewable is currently working with all the lenders to cure such defaults and release the restrictions placed on the projects.  Except for the aforementioned defaults, Brookfield Renewable complied with all material financial covenants as of December 31, 2017.

Brookfield Renewable’s strategy during 2017, which was unchanged from 2016, was to maintain the measure set out in the following schedule as at December 31:

(MILLIONS)	2017	2016
Total debt
Current portion of long-term debt(1)	$1,676	$1,034
Long-term debt and credit facilities	10,090	9,148
	11,766	10,182
Deferred income tax liabilities, net(2)	3,411	3,652
Equity	14,282	12,672
Total capitalization	$29,459	$26,506
Debt to total capitalization	40%	38%

(1)            As part of the TerraForm Global transaction, Brookfield Renewable acquired $841 million of borrowings that were immediately classified as current due to the change of control provision allowing the holders to direct TerraForm Global to redeem the bonds at 101% of par value in the first quarter of 2018. Brookfield Renewable redeemed these borrowings at approximately 107% of par value in the first quarter of 2018 with a combination of available cash on hand and proceeds from note offering that closed on February 22, 2018. See Note 20 – Cash and Cash Equivalents and Note 31 – Subsequent Events

(2)            Deferred income tax liabilities less deferred income tax assets.

19. EQUITY-ACCOUNTED INVESTMENTS

The following are Brookfield Renewable’s equity-accounted investments as at December 31:

	Principal place	Ownership	Carrying value
	of business	interest
(MILLIONS)%			2017	2016
FHH (Guernsey) Limited	Europe	25	$245	$-
TerraForm Power Inc.(1)	United States, Canada	16	212	-
Bear Swamp Power Co. L.L.C.	United States	50	173	114
Galera Centrais Eletricas S.A.	Brazil	50	28	29
Pingston Power Inc.	Canada	50	57	58
Brookfield Infrastructure Fund II Investees	United States, Europe	14 - 50	6	5
			$721	$206

(1)         The fair value of the investment based on quoted market price of the shares as of December 31, 2017  was $278 million.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments for the year ended December 31:

(MILLIONS)	2017	2016	2015
Balance, beginning of year	$206	$197	$273
Share of net income	2	-	10
Share of OCI
Revaluation of property, plant and equipment	54	7	96
Other	2	1	-
Dividends declared	(31)	(6)	(19)
Capital distributions, net	-	-	(144)
Acquisition of European Storage (Note 3)	248	-	-
Acquisition of TerraForm Power (Note 3)	221	-	-
Foreign exchange translation	19	7	(19)
Balance, end of year	$721	$206	$197

The following tables summarize certain financial information of equity-accounted investments:

(MILLIONS)		2017	2016
As at December 31:
Current assets		$477	$45
Property, plant and equipment, at fair value		8,098	864
Other assets		213	70
Current liabilities		687	42
Long-term debt		4,294	463
Other liabilities		958	71

(MILLIONS)	2017	2016	2015
For the year ended December 31
Revenue	$310	$74	$89
Net (loss) income	(24)	-	19
Share of net income (loss)
Cash earnings	29	9	20
Non-cash loss	(27)	(9)	(10)

20. CASH AND CASH EQUIVALENTS

Brookfield Renewable’s cash and cash equivalents as at December 31 are as follows:

(MILLIONS)	2017	2016
Cash(1)	$790	$210
Short-term deposits	9	13
	$799	$223

(1)            As part of the TerraForm Global transaction, Brookfield Renewable acquired $611 million of cash and cash equivalents, which under the indenture for TerraForm Global’s senior notes, is not available for distribution. In the first quarter of 2018, Brookfield Renewable used a portion of this cash as well as proceeds from a note offering that closed on February 22, 2018 to redeem these borrowings. See Note 13 – Long-term Debt and Credit Facilities and Note 31 – Subsequent Events.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

21. RESTRICTED CASH

Brookfield Renewable’s restricted cash as at December 31 is as follows:

(MILLIONS)	Note	2017	2016
Operations		$195	$135
Credit obligations		85	104
Development projects		4	11
Total		284	250
Less: non-current	23	(103)	(129)
Current		$181	$121

22. TRADE RECEIVABLES AND OTHER CURRENT ASSETS

Brookfield Renewable’s trade receivables and other current assets as at December 31 are as follows:

(MILLIONS)	2017	2016
Trade receivables	$360	$262
Other short-term receivables	82	103
Prepaids and others	112	89
	$554	$454

As at December 31, 2017, 99% (2016: 95%) of trade receivables were current. Trade receivables are generally on 30-day terms and credit limits are assigned and monitored for all counterparties. In determining the recoverability of trade receivables, management performs a risk analysis considering the type and age of the outstanding receivables and the credit worthiness of the counterparties. Management also reviews trade receivable balances on an ongoing basis. Bad debt expense related to trade receivables is recognized at the time an account is deemed uncollectible. Accordingly, as at December 31, 2017 and 2016 an allowance for doubtful accounts for trade receivables was not deemed necessary.

23.  OTHER LONG-TERM ASSETS

The composition of Brookfield Renewable’s other long-term assets as at December 31 is presented in the following table:

		Accumulated
	Cost	Amortization	Net Book Value	Net book value
(MILLIONS)	2017			2016
Restricted cash	$103	$-	$103	$129
Unamortized financing fees	32	(27)	5	6
Acquisition downpayment	46	-	46	-
Other	82	(6)	76	41
	$263	$(33)	$230	$176

At December 31, 2017 and 2016, restricted cash was held primarily to satisfy lease payments and credit agreements.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

24.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Brookfield Renewable’s accounts payable and accrued liabilities as at December 31 are as follows:

(MILLIONS)	2017	2016
Operating accrued liabilities	$271	$147
Accounts payable	117	87
Interest payable on corporate and subsidiary borrowings	64	68
Deferred consideration	35	55
Acquisition related provisions	-	54
LP Unitholders’ distributions, preferred limited partnership unit
distributions and preferred dividends payable(1)	29	24
Other	26	32
	$542	$467

(1)    Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties.

25.  OTHER LONG-TERM LIABILITIES

Brookfield Renewable’s other long-term liabilities as at December 31 are comprised of the following:

(MILLIONS)	Notes	2017	2016
Acquisition related provisions		$80	$111
Pension obligations	29	89	87
Decommissioning retirement obligations		85	47
Contingent consideration	3	18	16
Commitments for power purchase agreements		13	-
Concession payment liability		9	10
Deferred revenue		9	7
Other		41	32
		$344	$310

Brookfield Renewable has recorded decommissioning retirement obligations associated with certain power generating assets. The decommissioning retirement obligation has been established for hydroelectric and wind operation sites in North America that are expected to be restored between the years 2031 to 2138. The estimated cost of decommissioning activities is based on a third party assessment.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

26.  COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2091.

The remaining development project costs on two Brazilian hydroelectric projects totaling 47 MW and one 28 MW wind project in Europe are expected to be $44 million. All three projects are expected to be fully operational in 2018.

As at December 31, 2017, Brookfield Renewable had commitments for future minimum lease payments under non-cancellable leases which fall due as follows:

(MILLIONS)
2018	$33
2019	32
2020	31
2021	30
2022	27
Thereafter	262
Total	$415

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 13 – Long-term debt and credit facilities.

Brookfield Renewable along with institutional investors has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.

As at December 31, letters of credit issued by Brookfield Renewable along with institutional investors and  its subsidiaries were as follows:

(MILLIONS)	2017	2016
Brookfield Renewable along with institutional investors	$76	$66
Brookfield Renewable's subsidiaries	468	483
	$544	$549

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Guarantees

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

27.  RELATED PARTY TRANSACTIONS

Brookfield Renewable’s related party transactions are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield.

Brookfield Renewable and Brookfield have entered into, or amended, the following material agreements:

Principal Agreements

Limited Partnership Agreements

Each of the amended and restated limited partnership agreements of Brookfield Renewable and BRELP outline the key terms of the partnerships, including provisions relating to management, protections for limited partners, capital contributions, distributions and allocation of income and losses. BRELP’s general partner is entitled to receive incentive distributions from BRELP as a result of its ownership of the general partnership interest in BRELP. The incentive distributions are to be calculated in increments based on the amount by which quarterly distributions on the limited partnership units of BRELP exceed specified target levels as set forth in the amended and restated partnership agreement.

Master Services Agreement

Brookfield Renewable entered into an agreement with Brookfield Asset Management pursuant to which Brookfield Asset Management has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable for a management service fee.  The fee is paid on a quarterly basis and has a fixed quarterly component of $5 million and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable over an initial reference value (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). Total capitalization value as of December 31, 2017 is $14 billion, which against the initial reference value of $8 billion and factoring in the annual amount of $21 million (as adjusted for inflation), resulted in a management service fee payment for the year ended December 31, 2017 of $82 million (2016: $62 million and 2015: $48 million).

BRELP Voting Agreement

In 2011, Brookfield Renewable entered into a voting agreement with Brookfield pursuant to which Brookfield Renewable, through BRPL, has a number of voting rights, including the right to direct all eligible votes in the election of the directors of BRELP’s general partner.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Revenue Agreements

Contract Amendments

In 2011, two long-term power purchase agreements associated with the generating assets in Ontario held by Great Lakes Power Limited (“GLPL”) and Mississagi Power Trust (“MPT”), were amended.

The amended GLPL power purchase agreement requires Brookfield to support the price that GLPL receives for energy generated by certain facilities in Canada at a price of C$82 per MWh subject to an annual adjustment equal to 40% of the Consumer Price Index (“CPI”) in the previous year.  The GLPL agreement has an initial term to 2029, and the contract automatically renews for successive 20-year periods with certain termination provisions.  If the contract is not terminated prior to 2029, the price under this agreement reverts back to the original C$68 per MWh subject to an annual adjustment equal to 40% of the CPI for each year.

The amended MPT power purchase agreement requires Brookfield to purchase the energy generated at a price of C$103 per MWh subject to an annual adjustment equal to 20% of the CPI in the previous year.  The MPT contract terminates on December 1, 2029 and MPT has been granted the unilateral option to terminate the agreement, on 120 days written notice, at certain times between 2017 and 2024.

Energy Revenue Agreement

In 2011, an agreement was entered into between Brookfield and Brookfield Power U.S. Holdings America Co. (“BPUSHA”) that indirectly owns substantially all of the U.S. facilities of Brookfield Renewable. Brookfield will support the price that BPUSHA receives for energy generated by certain facilities in the United States at a price $75 per MWh. This price is to be increased annually on January 1 by an amount equal to 40% of the increase in the CPI during the previous calendar year, but not exceeding an increase of 3% in any calendar year. This agreement will have an initial term of 20 years, with automatic renewals for successive 20-year periods with certain termination provisions.

Other Revenue Agreements

Pursuant to a 20-year power purchase agreement, Brookfield purchases all energy from several power facilities in Maine and New Hampshire held by Great Lakes Holding America (“GLHA”) at $37 per MWh.  The energy rates are subject to an annual adjustment equal to 20% of the increase in the CPI during the previous year.

Pursuant to a 20-year power purchase agreement, Brookfield purchases all energy from Lievre Power in Quebec at C$68 per MWh. The energy rates are subject to an annual adjustment equal to the lesser of 40% of the increase in the CPI during the previous calendar year or 3%.

Pursuant to a power guarantee agreement, Brookfield will purchase all energy from the two facilities of Hydro Pontiac Inc. at a price of C$68 per MWh, to be increased annually each calendar year beginning in 2010 by an amount equal to 40% of the increase in the CPI during the previous calendar year. This power guarantee agreement is scheduled to commence in 2019 for one facility and in 2020 for the other, upon the expiration of existing third-party power agreements. The agreement with Brookfield has an initial term to 2029 and automatically renews for successive 20-year period with certain termination provisions.

Pursuant to a 10-year Wind Levelization agreement expiring in 2019, Brookfield mitigates any potential wind variation from the expected annual generation of 506 GWh with regards to the Prince Wind assets in Ontario. Any excess generation compared to the expected generation results in a payment from Brookfield Renewable to Brookfield, while a shortfall would result in a payment from Brookfield to Brookfield Renewable.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Power Services Agreements

Power Agency Agreements

Certain Brookfield Renewable subsidiaries have entered into Power Agency Agreements appointing Brookfield as their exclusive agent in respect of the sales of electricity, including the procurement of transmission and other additional services.  In addition, Brookfield will schedule, dispatch and arrange for transmission of the power produced and the power supplied to third-parties in accordance with prudent industry practice. Pursuant to each Agreement, Brookfield will be entitled to be reimbursed for any third-party costs incurred, and, in certain cases, receives an additional fee for its services in connection with the sale of power and for providing the other services.

Energy Marketing Agreement

Brookfield has agreed to provide energy marketing services to Brookfield Renewable’s North American businesses. Under this Agreement, Brookfield Renewable pays an annual energy marketing fee of $18 million per year (subject to increase by a specified inflation factor beginning on January 1, 2013). See Note 8 - Direct operating costs.

Voting Agreements

Brookfield Renewable entered into voting agreements with Brookfield whereby Brookfield, as managing member of entities related to the Brookfield Americas Infrastructure Fund (the “BAIF Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional investors, agreed to assign to Brookfield Renewable their voting rights to elect the Boards of Directors of the BAIF Entities. Brookfield Renewable’s economic interests in the BAIF Entities in the United States and Brazil are 22% and 25%, respectively.

Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries whereby these subsidiaries, as managing members of entities related to Brookfield Infrastructure Fund II (the “BIF II Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional investors, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF II Entities. Brookfield Renewable’s economic interests in the BIF II Entities are between 40% and 50.1%.

Except as set out below in respect to TerraForm Power and Isagen, Brookfield Renewable entered into a voting agreement with certain Brookfield subsidiaries that form part of Brookfield Infrastructure Fund III (the “BIF III Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional investors, Brookfield agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF III Entities. Brookfield Renewable’s economic interests in the BIF III Entities are between 24% and 31%.

The consortium holds its interest in Isagen through an entity (“Hydro Holdings”) which is entitled to appoint a majority of the board of directors of Isagen.  The general partner of Hydro Holdings is a controlled subsidiary of Brookfield Renewable.  Brookfield Renewable is entitled to appoint a majority of Hydro Holdings’ board of directors, provided that Brookfield Asset Management and its subsidiaries (including Brookfield Renewable) collectively are (i) the largest holder of Hydro Holdings’ limited partnership interests, and (ii) hold over 30% of Hydro Holdings’ limited partnership interests (the “Ownership Test”).  Brookfield Asset Management and its subsidiaries currently meet the Ownership Test.

Brookfield Renewable entered into a voting agreement with the Brookfield subsidiary that ultimately controls TerraForm Power. Pursuant to this voting agreement, Brookfield Renewable is entitled to direct the election of one of the four directors of the Brookfield subsidiary, thereby providing Brookfield Renewable with significant influence over this subsidiary.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2018. See Note 13 – Long-term debt and credit facilities for further details. Brookfield Asset Management had also placed funds on deposit with Brookfield Renewable in the amount of $140 million during the first quarter of the current year, which was repaid prior to the end of the first quarter. The interest expense on the draws from the credit facility and the deposit totaled $1 million.

In 2011, on formation of Brookfield Renewable, Brookfield Asset Management transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects. An amount of $8 million has been paid relating to the commissioning of a 25 MW hydroelectric facility in Brazil.

The following table reflects the related party agreements and transactions in the consolidated statements of income, for the year ended December 31:

(MILLIONS)	2017	2016	2015
Revenues
Power purchase and revenue agreements	$601	$527	$469
Wind levelization agreement	6	8	6
	$607	$535	$475
Direct operating costs
Energy purchases	$(13)	$(3)	$(5)
Energy marketing fee	(24)	(23)	(22)
Insurance services	(19)	(20)	(30)
	$(56)	$(46)	$(57)
Management service costs	$(82)	$(62)	$(48)

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at December 31:

(MILLIONS)	Related party	2017	2016
Current assets
Due from related parties
Amounts due from	Brookfield	$54	$47
	Equity-accounted investments and other	6	7
		$60	$54
Current liabilities
Due to related parties
Amount due to	Brookfield	$48	$48
Accrued distributions payable on LP
Units and Redeemable/Exchangeable
partnership units	Brookfield	32	26
Amount due to	Equity-accounted investments and other	32	2
		$112	$76

Current assets

Amounts due from Brookfield are non-interest bearing, unsecured and due on demand.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Current liabilities

Amounts due to Brookfield are unsecured, payable on demand and relate to recurring transactions.

28. SUPPLEMENTAL INFORMATION

The net change in working capital balances for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2017	2016	2015
Trade receivables and other current assets	$(40)	$30	$(72)
Accounts payable and accrued liabilities	32	(160)	2
Other assets and liabilities	(17)	(7)	8
	$(25)	$(137)	$(62)

29. PENSION AND EMPLOYEE FUTURE BENEFITS

Brookfield Renewable offers a number of pension plans to its employees, as well as certain health care, dental care, life insurance and other benefits to certain retired employees pursuant to Brookfield Renewable’s policy.  The plans are funded by contributions from Brookfield Renewable and from plan members.  Pension benefits are based on length of service and final average earnings and some plans are indexed for inflation after retirement. The pension plans relating to employees of Brookfield Renewable have been included in the consolidated financial statements.

The Brookfield Renewable Pension Governance Committee (BRGC) is responsible for the implementation of strategic decisions and monitoring of the administration of Brookfield Renewable’s defined benefit pension plans.  Specifically, the BRGC will establish the investment strategies, approve the funding policies as well as assess that Brookfield Renewable has complied with all applicable law, fiduciary, reporting and disclosure requirements.

Actuarial valuations for Brookfield Renewable’s pension plans are required as per governing provincial or federal regulations. For the United States registered plans, actuarial valuations are required annually. For the Canadian registered plans, actuarial valuations are required on a triennial basis if the funding level of the plan is above a certain threshold. Currently, all Canadian plans are on a triennial schedule. In the Colombian business, there are obligations for pension plans and other employee benefits. Actuarial valuations on these obligations are performed annually by qualified, independent actuaries.

The dates of the most recent actuarial valuations for Brookfield Renewable’s pension and non-pension benefit plans range from January 2015 to January 2018. Brookfield Renewable measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year.

The benefit liabilities represent the amount of pension and other employee future benefits that Brookfield Renewable’s employees and retirees have earned at year-end. The benefit obligation under these plans is determined through periodic actuarial reports which were based on the assumptions indicated in the following table.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Actuarial assumptions as at December 31:

	Defined benefit			Non-pension			Defined benefit			Non-pension			Defined benefit			Non-pension
	pension plans			benefit plans			pension plans			benefit plans			pension plans			benefit plans
	2017						2016						2015
	(%)						(%)						(%)
Discount rate	2.4	-	7.3	3.7	-	7.1	2.2	-	7.3	4.1	-	7.3	2.9	-	4.7	4.2	-	4.7
Rate of price inflation	1.5	-	3.5	N/A			1.5	-	3.5	N/A			2.0	-	2.5	N/A
Rate of compensation
increases	2.5	-	4.0	2.5	-	4.0	2.5	-	4.0	2.5	-	4.0	2.5	-	3.0	2.5	-	3.0
Health care trend rate(1)	N/A			5.3	-	6.9	N/A			5.3	-	6.9	N/A			6.3	-	7.1

(1)         Assumed immediate trend rate at year-end.

Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, discount rates, rate of compensation increases and other assumptions. The discount rate, rate of price inflation and inflation-linked assumptions and health care cost trend rate are the assumptions that generally have the most significant impact on the benefit obligations.

The discount rate for benefit obligation purposes is determined, as far as possible, by reference to market yields on high quality corporate bonds. In Colombia deep market in bonds does not exist. Accordingly, the discount rate is determined by reference to yields on government bonds. Rate of compensation increases reflect the best estimate of merit increases to be provided, consistent with assumed inflation rates.

A 50 basis point change in the assumptions mentioned before, used for the calculation of the benefit obligations as at December 31, 2017, would result in the following increase (decrease) of the benefit obligations:

	Defined benefit	Non-pension
(MILLIONS)	pension plans	benefit plans
Discount rate
50 basis point increase	(11)	(4)
50 basis point decrease	13	5
Rate of price inflation and inflation-linked assumptions
50 basis point increase	4	N/A
50 basis point decrease	(4)	N/A
Health care cost trend rate
50 basis point increase	N/A	4
50 basis point decrease	N/A	(3)

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

Expense recognized in the consolidated statements of income and consolidated statements of comprehensive income (loss) for the year ended December 31:
	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2017		2016		2015
Current service costs	$3	$1	$3	$1	$3	$1
Past service costs (recovery)	(1)	-	-	-	1	(1)
Interest expense	2	3	2	3	1	2
Administrative expenses	1	-	1	-	1	-
Recognized in consolidated
statement of income	5	4	6	4	6	2
Remeasurement of the net
defined benefit liability:
Return on plan assets	(8)	-	(2)	-	(1)	-
Actuarial changes arising
from changes in
demographic assumptions	1	(2)	(1)	(1)	2	(5)
Actuarial changes arising
from changes in
financial assumptions	7	3	5	1	(2)	(1)
Experience adjustments	-	1	-	-	2	-
Recognized in consolidated
statement of comprehensive
income	-	2	2	-	1	(6)
Total	$5	$6	$8	$4	$7	$(4)

The amounts included in the consolidated statements of financial position arising from Brookfield Renewable’s obligations in respect of its defined benefit plans are as follows:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2017		2016		2015
Present value of defined
benefit obligation	$172	$57	$158	$53	$124	$35
Fair value of plan assets	(135)	(5)	(119)	(5)	(103)	-
Net liability	$37	$52	$39	$48	$21	$35

Defined benefit obligations

The movement in the defined benefit obligation for the year ended December 31 is as follows:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2017		2016		2015
Balance, beginning of year	$158	$53	$124	$35	$128	$43
Current service cost	3	1	3	1	3	1
Past service (recovery) cost	(1)	-	-	-	1	(1)
Interest expense	7	3	7	3	5	2
Remeasurement losses (gains)
Actuarial changes arising
from changes in
demographic assumptions	1	(2)	(1)	(1)	2	(5)
Actuarial changes arising
from changes in
financial assumptions	7	3	5	1	(2)	(1)
Experience adjustments	-	1	-	-	2	-
Benefits paid	(7)	(2)	(8)	(2)	(5)	(2)
Business combination	-	-	25	14	-	-
Exchange differences	4	-	3	2	(10)	(2)
Balance, end of year	$172	$57	$158	$53	$124	$35

Expected employer’s contributions to the defined benefit plans for the year ended December 31, 2018 are $6 million.

Fair value of plan assets

The movement in the fair value of plan assets for the year ended December 31 is as follows:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2017		2016		2015
Balance, beginning of year	$119	$5	$103	$-	$108	$-
Interest income	5	-	5	-	4	-
Return on plan assets	8	-	2	-	1	-
Employer contributions	5	2	7	3	5	2
Business combination	-	-	9	4	-	-
Benefits paid	(7)	(2)	(8)	(2)	(5)	(2)
Exchange differences	5	-	1	-	(10)	-
Balance, end of year	$135	$5	$119	$5	$103	$-

The composition of plan assets as at December 31 is as follows:

	2017	2016
	(%)	(%)
Asset category:
Cash and cash equivalents	2	5
Equity securities	54	50
Debt securities	44	44
Real estate	-	1
	100	100
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

30.  SUBSIDIARY PUBLIC ISSUERS

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable(1)	Equity	Finco	Entities(1)(2)	Subsidiaries(1)(3)	adjustments(4)	consolidated
As at December 31, 2017:
Current assets	$32	$412	$1,691	$525	$2,816	$(3,810)	$1,666
Long-term assets	4,483	262	-	20,142	29,508	(25,157)	29,238
Current liabilities	43	7	180	3,024	3,071	(3,811)	2,514
Long-term liabilities	-	-	1,505	693	12,670	(760)	14,108
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	6,298	-	6,298
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,843	-	-	2,843
Preferred equity	-	616	-	-	-	-	616
Preferred limited partners' equity	511	-	-	516	-	(516)	511
As at December 31, 2016:
Current assets	$26	$-	$1,581	$150	$2,092	$(2,942)	$907
Long-term assets	3,779	620	-	18,415	27,250	(23,234)	26,830
Current liabilities	33	9	19	2,971	1,644	(2,943)	1,733
Long-term liabilities	-	-	1,556	738	12,775	(1,737)	13,332
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	5,589	-	5,589
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,680	-	-	2,680
Preferred equity	-	576	-	-	-	-	576
Preferred limited partners' equity	324	-	-	324	-	(324)	324

(1)            Includes investments in subsidiaries under the equity method.

(2)            Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc. and Brookfield BRP Europe Holdings Limited, together the “Holding Entities”.

(3)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Holding Entities.

(4)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable(1)	Equity	Finco	Entities(1)(2)	Subsidiaries(1)(3)	adjustments(4)	consolidated
For the year ended
December 31, 2017
Revenues	$-	$-	$-	$-	$2,625	$-	$2,625
Net income (loss)	(4)	10	(1)	(435)	631	(150)	51
For the year ended
December 31, 2016
Revenues	$-	$-	$-	$1	$2,451	$-	$2,452
Net income (loss)	(20)	-	(1)	(100)	558	(397)	40
For the year ended
December 31, 2015
Revenues	$-	$-	$-	$8	$1,620	$-	$1,628
Net income (loss)	2	-	(1)	(42)	235	(91)	103

(1)            Includes investments  in subsidiaries under the equity method.

(2)            Includes the Holding Entities.

(3)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Holding Entities.

(4)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

See Note 13 – Long-term debt and credit facilities for additional details regarding the medium-term corporate notes issued by Finco. See Note 14 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

31.  SUBSEQUENT EVENTS

On January 16, 2018, Brookfield Renewable issued 10,000,000 Series 13 Preferred LP Units at a price of C$25 per unit for gross proceeds of C$250 million ($201 million).

On January 19, 2018, Brookfield Renewable completed financing associated with its equity-accounted 2.1 GW pumped storage facility in the United Kingdom by securing £60 million ($83 million) of long-term debt and £90 million ($125 million) letter of credit facility. The long-term debt matures in 2021 and bears interest at LIBOR plus a margin of 2.75%.

On January 29, 2018, Brookfield Renewable completed R$130 million ($40 million) of financing with respect to a 19 MW hydroelectric facility currently under construction in Brazil. The loan bears interest at a rate of TJLP plus 2.15% and matures in 2038.

On February 15, 2018, Brookfield Renewable completed a refinancing associated with a 296 MW hydroelectric facility in the United States. The financing was a $350 million interest only green bond bearing interest at 4.5%, maturing in 2033.  Proceeds were used to repay the existing principal amount of $315 million and the excess was distributed to investors.

On February 22, 2018, TerraForm Global issued $400 million of senior notes at 6.13%, maturing in March 2026.  Along with cash on the balance sheet, proceeds were used to repay the existing $760 million of 9.75% senior notes due in 2022. Additionally, TerraForm Global secured a $45 million revolving credit facility, maturing in February 2021.

On February 27, 2018, Brookfield Renewable completed a COP 750 billion ($262 million) bond refinancing associated with the Colombian business.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

GENERAL INFORMATION

Corporate Office

73 Front Street

Fifth Floor

Hamilton, HM12

Bermuda

Tel:  (441) 294-3304

Fax: (441) 516-1988

https://bep.brookfield.com

Officers of Brookfield Renewable Partners L.P.’s Service Provider, BRP Energy Group L.P.

Richard Legault

Group Chairman

Harry Goldgut

Group Chairman

Sachin Shah

Chief Executive Officer

Wyatt Hartley

Chief Financial Officer

Transfer Agent & Registrar

Computershare Trust Company of Canada

100 University Avenue

9th floor

Toronto, Ontario, M5J 2Y1

Tel  Toll Free: (800) 564-6253

Fax Toll Free: (888) 453-0330

www.computershare.com

Directors of the General Partner of

Brookfield Renewable Partners L.P.

Jeffrey Blidner

Eleazar de Carvalho Filho

John Van Egmond

David Mann

Lou Maroun

Patricia Zuccotti

Lars Josefsson

Exchange Listing

NYSE: BEP (LP Units)

TSX:    BEP.UN (LP Units)

TSX:    BEP.PR.E (Preferred LP Units – Series 5)

TSX:    BEP.PR.G (Preferred LP Units – Series 7)

TSX:    BEP.PR.I (Preferred LP Units – Series 9)

TSX:    BEP.PR.K (Preferred LP Units – Series 11)

TSX:    BEP.PR.M (Preferred LP Units – Series 13)

TSX:    BRF.PR.A (Preferred shares – Series 1)

TSX:    BRF.PR.B (Preferred shares – Series 2)

TSX:    BRF.PR.C (Preferred shares – Series 3)

TSX:    BRF.PR.E (Preferred shares – Series 5)

TSX:    BRF.PR.F (Preferred shares – Series 6)

Investor Information

Visit Brookfield Renewable online at
https://bep.brookfield.com  for more information. The 2017 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.

Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.

Shareholder enquiries should be directed to the Investor Relations Department at (416) 369-2616 or
enquiries@brookfieldrenewable.com

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017

bep.brookfield.com

NYSE: BEP

TSX: BEP.UN

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2017